

2004 ANNUAL REPORT



The Building of Value

BEAR STEARNS

IDD's

2004 Bank of the Year

Net Revenue

$6.8 billion

Net Income

$1.3 billion

Earnings Per Share

$9.76

Return On Equity

9.1%

Building value for our stockholders, clients and employees is Bear Stearns' mission.

It is the foundation for a firm that has never had an unprofitable year—through nine decades of war and peace, boom and bust, change and innovation—since our beginning in 1923.

The same dedication that created our record still guides us today.

The following pages detail the financial value we have built in 2004—as well as the core values that have helped us build it.

Rest assured that we take none of this achievement for granted. Our most important performance is always in the year to come.



TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS

(in thousands, except common share data, financial ratios and other data)	Fiscal year ended November 30, 2004	Fiscal year ended November 30, 2003	Fiscal year ended November 30, 2002	Fiscal year ended November 30, 2001	Fiscal year ended November 30, 2000
Results					
Revenues, net of interest expense	**$ 6,812,883**	$ 5,994,491	$ 5,128,236	$ 4,907,035	$ 5,475,678
Employee compensation and benefits	**3,253,862**	2,880,695	2,508,197	2,528,852	2,788,638
Non-compensation expenses	**1,536,867**	1,341,527	1,309,076	1,443,739	1,515,517
Total expenses	**4,790,729**	4,222,222	3,817,273	3,972,591	4,304,155
Net income	**$ 1,344,733**	$ 1,156,406	$ 878,345	$ 618,692	$ 773,183
Net income applicable to common shares	**$ 1,316,661**	$ 1,125,031	$ 842,739	$ 579,579	$ 734,070
Financial Position					
Total assets	**$255,949,894**	$212,168,110	$184,854,423	$185,530,228	$168,631,602
Long-term borrowings	**$ 36,843,277**	$ 29,430,465	$ 23,681,399	$ 23,429,054	$ 20,095,888
Guaranteed Preferred Beneficial Interests in Company Subordinated Debt Securities[1]	**$ —**	$ 562,500	$ 562,500	$ 762,500	$ 500,000
Stockholders' equity	**$ 8,990,872**	$ 7,470,088	$ 6,382,083	$ 5,628,527	$ 5,654,288
Common Share Data					
Basic earnings per share	**$ 10.88**	$ 9.44	$ 7.00	$ 4.49	$ 5.37
Diluted earnings per share	**$ 9.76**	$ 8.52	$ 6.47	$ 4.27	$ 5.35
Cash dividends declared per common share	**$ 0.85**	$ 0.74	$ 0.62	$ 0.60	$ 0.55
Book value per common share	**$ 59.13**	$ 48.69	$ 39.94	$ 33.84	$ 31.51
Common shares outstanding[2]	**144,484,099**	142,369,836	145,591,496	146,465,210	158,039,960
Financial Ratios					
Return on average common equity	**19.1%**	20.2%	18.1%	13.7%	19.1%
Profit margin[3]	**29.7%**	29.6%	25.6%	19.0%	21.4%
Other Data					
Assets under management (in billions)	**$ 34.9**	$ 27.1	$ 24.0	$ 24.2	$ 19.5
Average value-at-risk (in millions)	**$ 15.8**	$ 15.8	$ 16.5	$ 15.0	$ 14.2
Employees	**10,961**	10,532	10,574	10,452	11,201

(1) In accordance with FIN No. 46 (R), the Company has deconsolidated Bear Stearns Capital Trust III effective beginning with the quarter ended February 29, 2004. As a result, the Debentures issued by the Company to Bear Stearns Capital Trust III are included within long-term borrowings. The $262.5 million of Preferred Securities issued by Capital Trust III is still outstanding, providing the funding for such Debentures. The Preferred Securities issued by Capital Trust III are no longer included in the Company's Consolidated Statements of Financial Condition. As of November 30, 2003 and 2002, Guaranteed Preferred Beneficial Interests in Company Subordinated Debt Securities consists of $300 million of Preferred Securities issued by Bear Stearns Capital Trust II and $262.5 million of Preferred Securities issued by Bear Stearns Capital Trust III. As of November 30, 2001, Guaranteed Preferred Beneficial Interests in Company Subordinated Debt Securities consists of $200 million of Capital Securities issued by Bear Stearns Capital Trust I, $300 million of Preferred Securities issued by Bear Stearns Capital Trust II and $262.5 million of Preferred Securities issued by Bear Stearns Capital Trust III. As of November 30, 2000, Guaranteed Preferred Beneficial Interests in Company Subordinated Debt Securities consists of $200 million of Capital Securities issued by Bear Stearns Capital Trust I and $300 million of Preferred Securities issued by Bear Stearns Capital Trust II.

(2) Common shares outstanding includes units issued under certain stock compensation plans, which will be distributed as shares of common stock.

(3) Represents the ratio of income before provision for income taxes to revenues, net of interest expense.



DEAR FELLOW STOCKHOLDERS,

The building of value is more than a concept at Bear Stearns; it is a promise to our stockholders, our clients and our employees that we will strive for greater success each year. We are pleased that 2004 was no exception—it was a year of incredible achievement. Over the past several years, the firm's performance has excelled and the diversity of our franchise has grown tremendously.

Beginning in the year 2000, we set out to build upon and expand successful businesses firmwide while improving operating efficiency. The strongest evidence of our success is the double-digit net revenue growth in each of our business segments: Capital Markets, Global Clearing Services and Wealth Management. This growth has fueled our ability to break our own records for net income and earnings per share for the past three consecutive years.

Book value grew by more than $10 per share to $59.13, and our stockholders, many of whom are Bear Stearns employees, benefited from a 35%, or more than $25 per share, increase in the stock price. All of this in a year when our closest competitors' shares rose an average of 4% during the fiscal year.

Whatever the measure, it is clear to me that our level of success is directly attributable to the quality of our people and the strength of our culture. We have never depended on league tables to tell us we are serving our clients with excellence and integrity, and we look past third-party assessments to measure our success. But the accolades the firm has received for 2004 do provide us with a sense that the outside world supports and recognizes where we are headed.

As we look to 2005, we have a broader product platform, a growing population of talented individuals, and a more diverse franchise than ever before. We are off to an exciting start but we are also mindful that in our quest to build greater value, we begin anew every year. I could not be more proud of my 11,000 colleagues, and I look forward to working with all of you in the coming year. Even more so, I thank our stockholders for the continued privilege of leading this company.

Sincerely,



James E. Cayne

Chairman of the Board
and Chief Executive Officer


$10
8
6
4
2
$4.27
$6.47
$8.52
$9.76
2001
2002
2003
2004

Earnings Per Share *(Diluted)*
For the twelve-month period ended 11/30


$7
6
5
4
$4.91
$5.13
$5.99
$6.81
2001
2002
2003
2004

Net Revenue *(in billions)*
For the twelve-month period ended 11/30


$60
50
40
30
20
$33.84
$39.94
$48.69
$59.13
2001
2002
2003
2004

Book Value Per Common Share
As of 11/30

EXECUTIVE MANAGEMENT



SAMUEL L. MOLINARO JR.
Executive Vice President and Chief Financial Officer
Executive Committee
Management & Compensation Committee



ALAN C. GREENBERG
Chairman of the Executive Committee



RICHARD R. LINDSEY
Management & Compensation Committee

BRUCE M. LISMAN
Management & Compensation Committee





ROBERT M. STEINBERG
Management & Compensation Committee



MICHAEL MINIKES
Treasurer



JAMES E. CAYNE
Chairman of the Board and
Chief Executive Officer
Executive Committee
Chairman of the
Management & Compensation
Committee



ALAN D. SCHWARTZ
President and
Co-Chief Operating Officer
Executive Committee
Management & Compensation
Committee

WARREN J. SPECTOR
President and
Co-Chief Operating Officer
Executive Committee
Management & Compensation
Committee

MARK E. LEHMAN
Executive Vice President
Executive Committee





STEVEN L. BEGLEITER
Management & Compensation
Committee





JEFFREY MAYER
Management & Compensation
Committee

The Power of Balance





Capital Markets comprises the Fixed Income, Institutional Equities and Investment Banking Divisions.

Institutional Equities

We provide award-winning service and world-class products to 1,000 institutions, and are an acknowledged industry leader in our core product offerings of research, execution and company management access. Our product expertise spans global listed markets, over-the-counter securities, derivatives, convertibles and arbitrage.

Fixed Income

We are a leader in virtually every fixed income sector, providing liquidity, market and product information, and superior distribution capabilities for issuers of all sizes across numerous industries. Our expertise includes mortgage- and asset-backed securities, high grade and high yield corporate securities, government and municipal bonds, foreign exchange, futures, leveraged lending, and interest rate and credit derivatives.

[illegible]

Our investment banking professionals specialize in capital raising, strategic advisory services, and mergers and acquisitions. With unique problem-solving skills, integrated industry and product partnerships, and a broad approach to banking, mergers and acquisitions activity, and financial advising, we create innovative, effective solutions tailored to client needs.



Global Clearing Services

We provide a full range of clearance, custody, financing and technology services to prime brokerage, broker-dealer and registered investment advisor clients worldwide. We seek to customize these solutions for our clients by providing access to resources across all areas of Bear Stearns and our network of leading third-party industry experts. Established in [illegible], Global Clearing Services is a department of Bear Stearns Securities Corp. and one of the firm's three major business lines—a structure that sets Bear Stearns apart.


BEAR STEARNS





Wealth Management encompasses our asset management and private client capabilities.

Private Client Services

We provide high-net-worth individuals and middle-market companies with an institutional level of investment service, including access to the company's resources and professionals. Each of our approximately 500 account executives is dedicated to providing the highest quality financial solutions from a network of eight locations across the globe.

Bear Stearns Asset Management

We manage equity, fixed income and alternative assets of institutions and high-net-worth individuals worldwide. We are committed to providing our clients with world-class investment management and thorough communication of risks and returns.



Institutional Equities

Client Focus, Responsive Service

Through innovative products and talented professionals, the Institutional Equities Division continues to deliver value to our clients and profits to our stockholders. By continually improving our capabilities and investing in people, we were able to increase our client base and capture greater market share. In 2004, institutional equities net revenues increased 16% to $1.08 billon.

In equity sales and trading, our business is built around client relationships. These relationships are nurtured with a successful business model that is based upon the tenets of trust, responsiveness to client needs and service intensity. Through the quality of our relationships and our ability to serve, our sales force was once again recognized by *Institutional Investor* magazine as being among the best on Wall Street. Understanding client investment needs and strategies is also critical to our trading innovation.

Our client-focused approach yielded not only market accolades, but also gains in market share. Over-the-counter, listed and block trading reached record levels in 2004 and continue to be key areas of growth as we move into the coming year. We have expanded our relationships with hedge funds, a significant investor group that is experiencing dramatic asset growth. As our hedge fund clients continue to grow in size and complexity, the close relationships we have cultivated and the unique service platform we have developed should leverage our ability to further capture market share and enhance our market position.

Our international equity sales and trading area also strengthened and grew globally in 2004. Clients can trade American Depositary Receipts (ADRs) and equities in over 70 countries and our Latin American sales force remains among the best in the industry. Our European equities operation is stronger and more profitable because of our efforts during the market downturn to position our business to benefit from improving market conditions. The strategic growth planned for European equity sales and trading has been achieved and we have increased geographic penetration in Italy, France and the United Kingdom.

Research is an integral part of the service we offer clients. Our in-depth, grass-roots research provides clients with original ideas and unique intelligence on more than 1,000 companies globally in nearly 120 industries. Through the new Ratings Explorer research tool, clients can further evaluate companies and securities by market capitalization, stock ratings and our exclusive quantitative screen. Together with sales, research continues to offer clients highly valued access to company management teams through industry tours, conference calls and small group or one-on-one meetings. Recognizing our overall excellence in research, clients ranked seven of our analysts number one in the 2004 *Institutional Investor* equity research survey. Individually, 26 analysts were acknowledged in 28 categories and our overall standing rose two places.

Proprietary research drives our leading risk arbitrage franchise, which remains among the largest and most comprehensive in the world. Risk arbitrage offers clients exclusive color on pending mergers, tender offers and spin-offs around the globe and provides clients with extensive domestic and international analysis and trading capabilities. Profitable since its inception, risk arbitrage maintains a strong emphasis on transparency and risk management. Risk arbitrage results strengthened in 2004, reflecting a 30% year-over-year increase in US-announced merger and acquisition activity. This business remains well positioned to benefit from further improvements in merger and acquisition activity.

With a focus on innovation and customization, Bear Stearns continues to advance in the area of structured equity derivatives products. Our experienced team of salespeople, traders and financial engineers offers a broad array of products and services to customers across the globe. Whether in flow products like listed options and exchange traded funds, or highly customized solutions to financing or investment needs, Bear Stearns provides the necessary expertise. Our flow products saw a 35% year-over-year increase in customer volume. We also experienced significant growth in structured investment product creation and placement—including products linked to funds of hedge funds. In addition, Bear Stearns' convertible origination effort continued to gather momentum, bookrunning 14 transactions in fiscal 2004, raising $1.5 billion in proceeds and more than tripling its market share versus fiscal 2003.

Clients have individual needs requiring distinctive solutions and a commitment to excellence in execution. Through our premier research, technology and connectivity, we deliver on those expectations and help clients to realize their goals. Created in response to institutional demand for seamless and quick access to domestic and international exchanges, Institutional Direct Inc. (IDI®) provides clients with anonymous electronic execution. IDI's success is based on developing proprietary solutions, global access to liquidity, access to capital and worldwide coverage. Additional services include global portfolio trading, agency trading and direct market access to all major global exchanges and electronic communications networks (ECNs).

Zacks Investment Research, an independent third-party research firm, reported that Bear Stearns' focus list of stocks was the

TOP PERFORMER

in stock-picking over the seven-year period, more than doubling the returns of the Standard & Poor's 500 index

IDI
INSTITUTIONAL DIRECT INC.
Your Global Execution Partner®

Institutional Investor's 2004 US institutional equity sales poll ranked Bear Stearns' research sales force

#1

for quality of relationships

Latin America research team ranked

#2

for the second consecutive year in *Institutional Investor*'s Latin America research survey



Fixed Income

Diversified Franchise, Record Revenues

The efforts we have made to broaden the product and service platform of our market-leading fixed income franchise have allowed us to achieve record revenues for the fourth consecutive year. Net revenues reached $3.09 billion, with diversification paying off in meaningful contributions from all areas—mortgage, interest rate and credit products.

Despite increasing short-term interest rates and fluctuating mortgage rates, our mortgage business increased 12% from the last fiscal year—and has risen 47% since 2002. Again we achieved a market-leading position with a number one ranking in mortgage-backed securities, an area where we have been ranked among the top five underwriters for the past 10 years. We achieved these results by diversifying our mortgage franchise into product areas less sensitive to refinancing volumes, such as adjustable-rate mortgages (ARMs), home equity and non-standard loan products (like Alt-A and sub-prime loans) in line with market-wide trends. We were the number one issuer of whole loans and ARMs in 2004, with our market share of ARM issuance reaching 23%.

Underwriting revenue rose extensively due to our activity in the sub-prime market through EMC Mortgage Corporation (EMC), our mortgage originator and servicing operation based in Irving, Texas. EMC contributed significantly to the division's profitability and, as a growing business, is now servicing 237,000 loans with balances in excess of $26.4 billion. In an effort to get closer to the point of origination, our conduit volume rose by 122% from fiscal year 2003. Vertically integrating our distinct mortgage businesses—origination, securitization, distribution, servicing and distressed—not only allows us to serve our customers in a more holistic manner, but also positions us for continued success into 2005.

Our market presence continues to grow in commercial mortgages, a component important to the breadth of our mortgage business. One example of our creativity and expertise in this area in 2004 was the first commercial mortgage-backed securities (CMBS) deal to take a public company private.

Underpinning our success is excellence in analytics. Bear Stearns' fixed income research continues to gain in recognition—*Institutional Investor*'s 2004 All-America Fixed Income Research Team survey accorded seven "First Team" rankings to our analysts, four of those in the structured securities categories—twice that of our closest competitor. The Financial Analytics & Structured Transactions℠ (F.A.S.T.) Group, our center of expertise that provides sophisticated analytics, technology, strategies and quantitative research in fixed income and derivatives, enhances our analysts' strategic insight and gives our clients a competitive edge unmatched on Wall Street.

Quality analysis is also a driving factor in our extremely successful high yield business. The Distressed Securities Group reported record profitability as our proprietary analysis benefited our operations. Other credit businesses fared well in 2004 due to a solid mix of origination, trading and sales. The increasing importance our clients place on credit derivatives has validated the actions we have taken to expand and support this business. At this juncture, our ability to serve clients with comprehensive, state-of-the-art derivatives structures has never been stronger.

Our focus on multi-product client solutions led to record net revenues achieved in 2004 for leveraged finance. Fueling the 32% increase in net revenues was a credit-oriented, event-driven focus on leveraged lending as well as increased activity among private equity firms and a much-improved credit environment. Our market share for leveraged loans alone was up 62%.

The High Grade Corporate Origination Group had a robust year. We were sole bookrunner for Annaly Mortgage Management Inc. for the largest non-rated mortgage real estate investment trust (REIT) preferred security ever issued. We also acted as joint lead bookrunner for $600 million of 15-year subordinated holding company notes for Branch Bank & Trust, the largest 15-year trade ever executed in the corporate market. Based on our historical strength in fixed income and our Latin American expertise, we were chosen as financial consultants for the Global Committee of Argentina Bondholders in the largest ever sovereign restructuring, representing some $40 billion in defaulted debt. Our focus on Latin America proved to be fruitful in both origination and trading.

We continue to be a leader in municipal and public finance origination due to our creativity and excellence in execution. Several strategic hires late in the fiscal year have armed us further, most notably in the transportation, healthcare, higher education and infrastructure sectors. Our depth of experience and long track record of success in this arena continue to make Bear Stearns a lead manager of choice for complex structured financings.

#1

in US mortgage-backed securities in 2004, Thomson Financial



$3,500
3,000
2,500
2,000
1,500
1,000
$1,602
$1,938
$2,925
$3,094
2001
2002
2003
2004

Fixed Income Net Revenues *(in millions)*
For the twelve-month period ended 11/30

#1

Issuer in whole loans and ARMs in 2004, Thomson Financial



CMBS
10.1%
Fixed-Rate Residential MBS
27.0%
EMC and Related Businesses
25.3%
16.2%
21.4%
ABS
ARMs

2004 Mortgage Revenues
For the twelve-month period ended 11/30

1

Issuer in whole loans in 2004, Thomson Financial

1

in seven fixed income research categories, *Institutional Investor*

1

Underwriter in syndicated global agency callable market in 2004, Bear Stearns' data

London fixed income team voted

1

by global investors for the most independent credit research for the past three years, *Credit* magazine

Our diversified revenue base also encompasses a wide variety of growing interest rate products. Interest rate derivatives revenues were up over 57% last year following a record year in 2003, producing the best results for this business ever. The growth in our taxable and tax-exempt derivatives business in the United States reflects a significant increase in customer volume and market share. In our effort to expand this important franchise, we have added talented professionals in the United States, London and Tokyo to enhance our capabilities for clients around the globe.

Government bond trading continues to reflect our expansion program: market share in US Treasuries has grown 51% and customer volume is up 80% year over year. Bear Stearns continued to have a leading share of the agency callable market in 2004. As the number one global syndicated callable underwriter for US agencies, we lead managed 44% of their issuance.

The Futures Department had record growth, with net revenues up by 20%. We benefited from the increases in trading activity in the commodities market in response to rising interest rates and energy prices, continued weakness in the US dollar and increased concerns over inflation. Strong revenues in foreign exchange can be attributed to increased customer activity, arbitrage trading opportunities and interest in Asian and emerging market currencies.

In Europe, the Fixed Income Division had its second consecutive record year. Net revenues have doubled since 2002 due to significant contributions from all fixed income businesses.

We have successfully expanded our European franchise in structured and flow derivatives, with particular emphasis on providing innovative structured products to our established client base.

Further evidence of the success achieved in our European fixed income effort was a €500 million collateralized loan obligation completed for Harbourmaster Capital, one of Europe's largest loan managers. This transaction represented a successful collaboration between the European Leveraged Loan Group and the Collateralized Debt Obligations Structuring Group, and an expansion of our franchise into the European leveraged loan asset class. The deal was oversubscribed and well distributed across Australasia, Europe and North America.

Leveraging core business strengths of the US franchise, we also launched European product platforms for distressed debt and leveraged finance while our asset-backed products continue to diversify to include residential, commercial and other mortgage-backed securities in addition to collateralized debt obligations (CDOs). While we continue to be seen as a leading innovator in CDOs, an ever-expanding asset class, our success over the last year is also due to our industry-leading structuring capabilities and the depth and breadth of our distribution.

By building on our core areas of expertise, we are creating future growth prospects in a wide array of fixed income businesses worldwide. This strategy poises us to withstand market fluctuations and enables us to respond quickly to new avenues of interest and opportunity.

Diversity

Bear Stearns is proud to have a culture of meritocracy in an environment that represents the multi-ethnic and multi-cultural nature of the societies in which we do business. We recognize the value of different ideas and points of view in keeping the company competitive, and we are determined to continue finding and supporting employees with talent and unique qualities. Bear Stearns actively pursues the best people from a variety of backgrounds to fill positions in all of our business lines through a number of efforts, including association with organizations that assist minority students and women.



A cornerstone of our pledge to diversity is mentoring programs — from ones that help young professionals reach their full potential to those that develop senior staff. Not only do we sponsor our own mentoring programs, like the Fixed Income Women's Networking Partnership, we also support community programs like Big Brothers/Big Sisters of New York City, The Bear Stearns Partners in Education Mentoring Program, and Mentoring Tuesday's Children.









Investment Banking

Specialized Expertise, Comprehensive Solutions

Bear Stearns' investment banking franchise has been built on a commitment to deliver comprehensive capabilities to a focused roster of clients in key industry groups. That strategy resulted in significant growth for the division in 2004. Net revenue from this business increased 22.3% to $1.18 billion.

This improvement was attributable in part to structural changes we have implemented over the past several years to make our client service seamless and more comprehensive. We maintain a focused approach in the industries where we have developed extensive knowledge and expertise, including technology, media, telecom, healthcare, financial institutions, real estate, lodging, transportation and chemicals. In-depth knowledge of specific industry sectors has led to long-term, deep-seated client relationships. This is one reason why we have leading positions in our chosen areas and have earned honors like "Financial Advisor of the Year" in the lodging space. Our clients have also benefited from the integration of our product specialists into the industry groups. This amalgamation has brought our capabilities in mergers and acquisitions, debt and equity capital markets, leveraged finance, and structured and derivative products closer to our clients.

Our focused approach with clients, based on a trust and thorough understanding of their business challenges and opportunities, has resulted in multiple banking assignments over long periods of time. Viacom, RH Donnelley and Merck illustrate this commitment to our clients. We have worked with each of these companies through various stages of their existence. This year we advised Viacom in the spin-off of Blockbuster, RH Donnelley on the purchase of SBC Communication Inc.'s directory business in the Midwest, and Merck on the sale of its VWR chemical business to Clayton, Dubilier & Rice, Inc. Each of these transactions represents the type of long-standing relationships that have come to define Bear Stearns' banking franchise.

Another key structural change that has paid significant dividends is the merger of our leveraged finance capabilities with our calling effort on financial sponsors to create a comprehensive acquisition finance business. Financial sponsors are now better served at a time when financing plays a key role in acquisition discussions. Increased market share has followed with a 27% rise in the volume of our lead-managed bond and banking deals. The growth of our leveraged finance business is an example of the further diversification of our investment banking revenue streams.

Bear Stearns' banking effort in Europe also made notable strides in 2004. The firm's strong transatlantic relationships afford global clients an advantage when looking for a European partner or when local expertise is critical. Our focus for growth will be to continue to develop our industry-specific knowledge to further the goals of our global client base.

Bear Stearns Merchant Banking (BSMB) continued to add value and depth to Bear Stearns' franchise in 2004. The group leverages Bear Stearns' proprietary network of client and professional relationships, in-depth industry knowledge and capital markets expertise to source, structure, nurture and realize superior private equity investments. BSMB's philosophy is to design capital structures for investments that maximize risk protection and prudently take advantage of leverage. During the year, BSMB's $1.5 billion institutional merchant banking fund made a number of key investments, including Aearo Corporation, a safety product company; The John Henry Company, a leading specialty printing and packaging company; ACA Capital Holdings, an "A" rated financial guarantor of municipal bonds; and Hand Innovations, a designer and manufacturer of proprietary surgical implant products. BSMB also launched the successful initial public offering of clothing retailer New York & Company and executed the recapitalization of Reddy Ice, the largest manufacturer and distributor of packaged ice in the United States. In addition, Bear Growth Capital Partners, dedicated to making smaller private equity investments, announced its first transaction, an investment in Clintrak Pharmaceutical Services, a leading supplier of clinical trial labeling, packaging and logistical support.

BUSINESS AREAS

Technology
Lodging
Transportation
Chemicals
Real Estate
Media
Telecom
Healthcare
Financial Institutions
Merchant Banking


$1,200
1,000
800
600
$752
$884
$961
$1,176
2001
2002
2003
2004

Investment Banking
Net Revenue *(in millions)*
For the twelve-month period ended 11/30

"FINANCIAL ADVISOR OF THE YEAR"

by the American Lodging Investment Summit

A "Breakthrough" Deal

When Merck KGaA was looking for a way to exit the chemical distribution business, they turned to Bear Stearns for guidance. A plan was developed to spin off its US-based distributor of chemicals, VWR International Inc., in an initial public offering. When the climate for the IPO grew questionable, Bear Stearns and Merck shifted gears and decided to seek a financial buyer. After a heated auction, the field was narrowed to two finalists by January 2004 and soon Clayton, Dubilier & Rice, the firm that Merck believed would give it the most flexible distribution service agreement for its chemical products, emerged as the winner. The price was $1.68 billion, an amount substantially higher than the valuation of the proposed IPO. For Merck the deal was a real success and the industry took note; *IDD* magazine named the transaction the healthcare "Breakthrough Deal of the Year."



Global Clearing Services

Industry Leadership Spanning Four Decades

Bear Stearns has an undeniable competitive advantage in clearing services: we have been dedicated to providing these services to the financial community since 1975. For many firms, clearing is typically a small group of professionals within a trading department. At Bear Stearns, our clients' clearing activities are organized within a separate broker-dealer, Bear, Stearns Securities Corp. (BSSC), and represent one of our three major business lines. This unique structure is just one measure of our long-standing commitment to clearing and our focus on serving client needs.

While Global Clearing Services, a division of BSSC, is a discrete business unit, we work closely with all areas across the firm to bring strategic solutions to clients—an approach that may not be possible at other organizations. Our competitive advantage is the uniquely integrated suite of products, services and technology capabilities we offer to three types of clients: hedge funds, registered investment advisors and broker-dealers.

Prime brokerage activities focus on providing hedge funds with a full range of services, including security clearing and settlement, stock lending, capital introduction services, cash management, financing and leverage solutions, as well as a variety of flexible technology tools. It is a tribute to our unwavering commitment to superior client service that we are the first choice for prime brokerage services among many of the largest global hedge funds and emerging firms.

As institutions continue to invest in hedge fund vehicles, we are positioned to help our clients meet the increasing demand. Our global service teams include prime brokerage business consultants, new client integration specialists, relationship managers and senior executives. These teams work together to connect hedge fund clients to diverse resources—both inside and outside Bear Stearns—that will help their businesses to grow. Whether a client wishes to trade in the emerging capital markets, requires assistance in building structured products, or has special cash management and custody needs, the Global Prime Brokerage Services Group seeks to deliver the right solution. For our most complex hedge fund clients, calling officers work with principal executives to examine the intricacies of their future business plans and find uncommon, tailored solutions to building their core businesses and generating opportunities for new revenue streams.

Bear Stearns has always placed significant emphasis on the careful analysis of risk, both for the protection of our clients' interests as well as the firm's. Dedicated teams of risk managers—located in New York, San Francisco and London—work closely with clients to monitor and evaluate their portfolios so they can make informed decisions.

Our technology initiatives for the year included considerable enhancements to BearPrime.com, which gives our hedge fund clients secure 24x7 internet access to portfolio information. New features make it easier for users to customize information presentation. As our clients increasingly trade more diverse and sophisticated financial products, we continue to develop and refine tools designed to streamline the clearing, settlement and servicing of these instruments. Among these solutions is DerivClear, a flagship system that provides operational support for over-the-counter derivatives customers and their

#1

Prime broker globally for total assets exceeding $500 million, HedgeWorld

"BEST IN CLASS"

Commendations in client service, securities lending, capital introduction services, financing and operations, Greenwich Associates and *Global Custodian*'s Prime Brokerage Survey

#1

Prime broker for US funds, HedgeWorld

Specialized Fund Services

A leading investment advisor and long-time Global Clearing Services client was in the early stages of structuring a closed-end fund that invested in master limited partnerships (MLPs). While the client had launched many other types of investment vehicles before, this was the first time the group was preparing a 1940 Act-registered fund. To successfully accomplish this launch, specialized support was needed to meet all regulatory requirements and to administer the fund on an ongoing basis.

Bear Stearns was able to provide almost all of these services by combining the expertise from its wholly owned subsidiaries Bear Stearns Funds Management (BSFM) and Custodial Trust Company (CTC). Where services were not available in-house, we were able to recommend quality third-party providers.

Many financial institutions—including the fund's lead underwriters—were eager to service this business. Bear Stearns won out because BSFM was able to support the development, launch and ongoing administration of the fund, handling all aspects of accounting, record-keeping, compliance and tax administration. Combined with CTC's securities lending, credit facilities and custodial services, the client enjoyed full-service coverage that was unmatched by other fund administrators.

Our teams worked together quickly and effectively from the initial inquiry to the launch of the fund. We were able to rapidly mobilize all the resources necessary to implement the customized program to the client's benefit. At $800 million, the MLP fund was the largest of its kind, far surpassing the two leading competitor funds in its category.


$250
200
150
100
$248
$204
$162
$153
2001
2002
2003
2004

Total Equity in Client Accounts
(in billions)
As of 11/30


$60
50
40
30
20
$57.3
$45.7
$36.7
$34.3
2001
2002
2003
2004

Margin Debt Balances *(in billions)*
As of 11/30


$950
850
750
650
$910
$811
$778
$784
2001
2002
2003
2004

Global Clearing Services
Net Revenue *(in millions)*
For the twelve-month period ended 11/30

counterparties by consolidating trading information into a single view. In recognition of our technological expertise, we were invited to participate in a working group that comprises some of the leading hedge funds. This task force develops data standards that streamline the timely delivery and integration of trade and settlement information between prime brokers and hedge funds. Because customized solutions benefit from the integration of multiple products, we established strategic alliances with leading players like RiskMetrics, FutureTrade, Trading Technologies, HEAT and others. We anticipate that these joint initiatives will offer our clients greater flexibility in trading and risk analysis.

As the hedge fund industry gains momentum internationally, we are expanding our prime brokerage representation in Europe. This year, we made key hires in London and diversified our product offerings and service model, which significantly increased our European business.

In 2004 the Investment Advisor Services (IAS) Group continued to grow as we increased both our client base and assets under administration by almost 50%. We added a number of seasoned industry professionals in the areas of sales, product development and client service. Today, IAS is well positioned to accelerate growth and deliver on our ability to help leading registered investment advisors win business, retain clients and increase operational efficiencies.

Additionally, 2004 saw significant enhancements to our overall product and technology offering: We introduced a sophisticated investment performance reporting tool through a partnership with Investment Scorecard Inc. and rolled out a high-end investment planning, asset allocation and proposal solution through our partnership with RiskMetrics Group. Through a combination of enhancements to Bear Stearns' proprietary systems and partnerships with leading third-party technology providers, the IAS technology platform offers unique differentiation in the marketplace.

The year 2004 marked the twenty-ninth anniversary of broker-dealer clearing at Bear Stearns. Our success in this area throughout the years has been largely attributable to an ability to tap into the global resources of The Bear Stearns Companies Inc. In the past year, we continued to focus on our highly effective strategy of signing and retaining large institutional clients. As a result, we experienced significant growth in our client base—representing billions of dollars in assets—in broker-dealer services. Additionally, we have rounded out the mortgage-backed clearing and financing platform. This initiative has helped the firm attract profitable, high-caliber relationships that were previously underserved by other providers.

Relationship managers in the Broker-Dealer Services Group are experts in creating value for clients so that they, in turn, can provide quality service and support to their customers. This year, we introduced new technology designed to help broker-dealers compete more effectively in the wealth management arena. Trading and reporting systems were enhanced and Consultants Edge, a software tool designed to help wealth management professionals identify and select investment managers, mutual funds and major index exchange traded funds from a rigorously screened universe of options, was introduced.



Charitable Giving

Bear Stearns has a long tradition of philanthropy, supported by our employees' commitment to give back to the communities in which we live and do business. As part of our firmwide giving program, all senior managing directors are requested to donate at least 4% of their compensation. By so doing, we reach thousands of worthy organizations around the world through charitable contributions and volunteerism. Our employees devote a tremendous amount of resources to causes ranging from the arts to homelessness, from universities to literacy training. It is the individuals, not the company, who choose the issues and organizations that are most important to them and to their communities.



On a corporate level, The Bear Stearns Charitable Foundation, which was established in the wake of the terrorist attacks on the United States on September 11, 2001, has assisted numerous organizations with millions of dollars to support the victims of this terrible tragedy.



The two components of our Wealth Management Division—Private Client Services (PCS) and Bear Stearns Asset Management (BSAM®)—are dedicated to maximizing value by providing the most effective risk-managed investment solutions appropriate to clients' diverse investment needs. Our client base is broad, encompassing high-net-worth individuals, corporations, governments, foundations and pension plans in the United States and overseas.

Our approach to serving every client is the same: use all available resources within Bear Stearns to help them maximize their assets while providing the highest level of client service.

Both PCS and BSAM have implemented new initiatives that position them for increased growth in the years ahead through strategic acquisitions, advanced portfolio management analytics and cutting-edge risk assessment tools.

Private Client Services

Personal Attention Tailored Approach

In 2004, PCS delivered gross revenues of $526 million, a 10% increase over 2003. PCS's success is due to the careful building of value for clients, account executives and stockholders. Our approach of investing in the best people and the most innovative technologies allows us to concentrate on working steadily through market phases and business cycles.

Our improved competitive positioning is a direct result of efforts in recent years to expand our focused, entrepreneurial high-end sales force, and to ensure it has access to all of the resources a top-tier investment bank has to offer. In this very competitive industry, the best account executives seek out firms with genuinely superior resources. These critical elements include a world-class product platform, personalized and responsive service, original research and innovative analytics.

In 2004, Bear Stearns hired 30 new account executives, all at the top of their field. These new account executives typically have client assets under management in excess of $135 million—nearly double the industry average. Attracting top talent such as this is a testament to the superiority of Bear Stearns' platform. We will continue to aggressively identify and hire top talent in pursuit of the goal to grow our account executive force to 650 strong.

In a business that relies increasingly on innovation, PCS is also well positioned to serve a wide array of clients, which range from high-net-worth individuals to small institutions. Addressing the needs of this client base today demands a full-service platform that makes the "best-in-class" of an array of sophisticated investments easily accessible.

Along with well-known strengths in fixed income investing, alternative investments and traditional equity strategies, Bear Stearns Advisory Services[SM] is yet another example of Bear Stearns creating the new standard in investing excellence.

As asset allocation strategies have become common in the industry, Advisory Services delivers some of the most advanced analytics in the market. With a view to meeting sophisticated client needs from a single source, the Advisory Services product gives each client a customized investment plan, an asset allocation model tailored to individual goals and risk tolerance, and a suite of implementation alternatives. The plan has the flexibility to be updated and revised as our clients' lives and financial needs change over time.

Our Advisory Services team conducts a simulation-based approach to portfolio management that allows us to model and independently monitor the impact over time on a client's portfolio of key variables such as tax costs, cash flows and the effect of concentrated or locked equity positions.

Importantly, this product marries excellence in asset allocation with a singular review methodology. Each investment manager and mutual fund in our managed account program is held to the highest standards, backed up by extensive due diligence conducted by one of the most experienced teams in the industry.

In addition to asset allocation, Advisory Services offers clients other strategic solutions, including estate and charitable gift planning. The Advisory Services Alliance partners Bear Stearns with accounting firms, law firms and business managers to allow these groups to offer the Advisory Services platform to their clients. Extending the reach of our sales and advisory network, this collaboration continues to represent a dynamic area for future growth.

In an ever-changing financial landscape, our objective is to efficiently and effectively advance each client's unique goals. Advisory Services is an example of Bear Stearns' flexible and entrepreneurial approach to building assets for both our clients and our company.



$650
600
550
500
450
$543
$498
$511
$626
2001
2002
2003
2004

Wealth Management
Net Revenue *(in millions)*
For the twelve-month period ended 11/30

ADVISORY SERVICES OFFERS A RANGE OF SOLUTIONS:

Asset Allocation
Strategic Tax Planning
Trusts and Estates
Philanthropic Planning
Alternative Investment Strategies
Separately Managed Accounts and Mutual Fund Consulting

ADVISORY SERVICES

Separate account assets could triple over the next five years and reach

$2 TRILLION

by 2011, according to the Money Management Institute



Asset Management

Strategic Repositioning for Future Growth

For Bear Stearns Asset Management, 2004 was a year of aggressive repositioning and growth. Through strategic acquisitions, we expanded and strengthened our capabilities in traditional fixed income and equity asset management, hedge funds and private equity. By focusing on what we do best and bringing proven talent on board, we added breadth and depth to our existing product offerings and increased value to clients. Partly as a result of these efforts, assets under management increased 28.8% to $34.9 billion as of fiscal year end.

Because our client focus and distribution strength lie in the institutional and high-net-worth markets, we entered a strategic arrangement last spring to transfer BSAM's mutual funds to the Dreyfus Corporation, known for its strong retail marketing capabilities, while retaining $1.8 billion of fund assets under management through sub-advisory agreements. This transaction enabled us to refocus our energies on investment management, a process that we know well, while continuing to receive fee income from what had been our most successful funds.

Within the traditional equity arena, the Large Cap Value and Systematic Equity separate account products each attracted $1 billion in new assets during the year. In fixed income, we acquired the fixed income portfolio management team of TimesSquare Capital Management, adding a strong Core and Core Plus component to existing fixed income capabilities. Along with nearly $6 billion in assets, we acquired a management team with a top quartile track record.

BSAM has been managing individual hedge funds for nine years. To meet growing demand, we launched a new fund of hedge funds this year, which to date has attracted approximately $190 million in assets. Also in 2004, we acquired Measurisk (renamed Bear Measurisk LLC), a leading independent provider of sophisticated risk transparency and risk measurement solutions for pension plans, endowments and foundations, insurance companies, hedge funds and funds of hedge funds. A majority-owned subsidiary of BSAM, Bear Measurisk offers analytical tools that enable fund managers to assess and monitor risk across multi-class investment portfolios for the first time—and facilitates our efforts to cross-sell a wider range of Bear Stearns products and services.

The acquisition of the private equity specialty finance unit of BDC Financial, Inc. has put us at the forefront in providing customized structured equity solutions for clients who want to diversify their private equity holdings. Renamed Private Equity Advisors (PEA), the group offers a unique combination of structuring capability and strong underlying knowledge of the private equity market.

In 2004 Bear Stearns announced that it had completed a letter of intent for the acquisition of a 50% interest in Migdal Capital Markets, the asset management division of Migdal Insurance. Migdal is the largest life insurance company in Israel and is majority-owned by the Generali Group, one of the largest insurance companies in Europe. This partnership represents a significant strategic opportunity for BSAM to offer products to the overseas market.

BSAM is introducing several new initiatives for 2005. Using the resources of Bear Measurisk, Hedge Frontier enables institutional hedge fund investors to create customized hedge fund portfolios with risk management capabilities. Bear Wave, a platform serving hedge funds of funds, combines the growth incentives of independence with the key capabilities and scale required to meet the evolving needs of investors. BSAM will also introduce several international equity strategies.


$35
30
25
20
$24.2
$24.0
$27.1
$34.9
2001
2002
2003
2004

Assets Under Management *(in billions)*
As of 11/30

BEAR MEASURISK


Alternative Investments
(including Private Equity and Merchant Banking)
17.8%
Equity
(including Stratus and others)
38.7%
$6.2
$13.5
$15.2
Fixed Income
43.5%

Assets Under Management *(in billions)*
As of 11/30

Private Equity Advisors

Historically, investors seeking to make adjustments to their private equity investment portfolios have had few options due to the highly illiquid, opaque nature of the private equity asset class. Investors typically have been forced to search for custom solutions to meet their specific needs or to avoid making changes altogether. Only a handful of groups on a global basis have been able to adequately address the challenges posed by making changes to mature private equity portfolios. BSAM's recently acquired Private Equity Advisors is one of the few groups able to craft solutions for this complex marketplace.

A reinsurance company client had ceased writing new business and was in the process of running off its book. The company had explored a straight sale of its private equity assets, but received indications of interest that were disappointingly low. Private Equity Advisors worked with the company to define its objectives and then arrived at an optimal solution, which consisted of a carefully sequenced structured sale. The group far exceeded the client's expectations in extracting value from the private equity assets. Key to the group's success was in-depth knowledge of the private equity assets, detailed familiarity with the secondary marketplace, and a singular focus on a process that supported maximizing value.

Private Equity Advisors managed the entire multi-month process from start to finish, from preparation for the initial board presentation to execution of the final general partner consent. Along the way, the group executed a complex series of sequential closings involving a variety of different parties. The net result was that the client received cash consideration of approximately 95% of the portfolio's net asset value—two to three times as much as the initial indications of interest the client had received on its own.



Corporate Governance

Bear Stearns is committed to creating long-term value for our clients, employees and stockholders. In accordance with the firm's commitment to the highest level of honesty, integrity and ethics for our Board of Directors, Bear Stearns has in place Corporate Governance Guidelines. These guidelines serve not only to reiterate long-standing corporate policies, but also to further expand upon such practices in light of recent legal, regulatory and corporate governance changes. For our employees, we have instituted a third party-administered ethics hotline where employees can confidentially report any action they may deem questionable. Our corporate code of ethics has also been made into a truly living document with the launch of an interactive online training program. These actions support the firm's belief that good corporate governance is of the utmost importance in continuing to achieve value for all of Bear Stearns' stakeholders.

FINANCIAL REPORT
TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

The Bear Stearns Companies Inc. (the "Company") is a holding company that through its broker-dealer and international bank subsidiaries, principally Bear, Stearns & Co. Inc. ("Bear Stearns"); Bear, Stearns Securities Corp. ("BSSC"); Bear, Stearns International Limited ("BSIL") and Bear Stearns Bank plc ("BSB"), is a leading investment banking, securities and derivatives trading, clearance and brokerage firm serving corporations, governments, institutional and individual investors worldwide. BSSC, a subsidiary of Bear Stearns, provides professional and correspondent clearing services, in addition to clearing and settling customer transactions and certain proprietary transactions of the Company. The Company also conducts significant activities through other wholly owned subsidiaries including: Bear Stearns Global Lending Limited, Custodial Trust Company, Bear Stearns Financial Products Inc., Bear Stearns Capital Markets Inc., Bear Stearns Credit Products Inc., Bear Stearns Forex Inc., EMC Mortgage Corporation and Bear Stearns Commercial Mortgage, Inc. The Company is primarily engaged in business as a securities broker-dealer operating in three principal segments: Capital Markets, Global Clearing Services and Wealth Management. As used in this report, the "Company" refers (unless the context requires otherwise) to The Bear Stearns Companies Inc. and its subsidiaries. Unless specifically noted otherwise, all references to fiscal 2004, 2003 and 2002 refer to the twelve months ended November 30, 2004, 2003 and 2002, respectively.

Certain Factors Affecting Results of Operations

The Company's principal business activities—investment banking, securities and derivatives sales and trading, clearance and brokerage—are, by their nature, highly competitive and subject to various risks, including volatile trading markets and fluctuations in the volume of market activity. Consequently, the Company's net income and revenues have been, and are likely to continue to be, subject to wide fluctuations, reflecting the effect of many factors, including general economic conditions, securities market conditions, the level and volatility of interest rates and equity prices, competitive conditions, liquidity of global markets, international and regional political conditions, regulatory and legislative developments, monetary and fiscal policy, investor sentiment, availability and cost of capital, technological changes and events, outcome of legal proceedings, changes in currency values, inflation, credit ratings and the size, volume and timing of transactions. These and other factors can affect the Company's volume of security new issues, mergers and acquisitions and business restructurings; the stability and liquidity of securities and futures markets; and ability of issuers, other securities firms and counterparties to perform on their obligations. A decrease in the volume of security new issues, mergers and acquisitions or restructurings generally results in lower revenues from investment banking and, to a lesser extent, reduced principal transactions. A reduced volume of securities and futures transactions and reduced market liquidity generally results in lower revenues from principal transactions and commissions. Lower price levels for securities may result in a reduced volume of transactions, and may also result in losses from declines in the market value of securities held in proprietary trading and underwriting accounts. In periods of reduced sales and trading or investment banking activity, profitability may be adversely affected because certain expenses remain relatively fixed. The Company's securities trading, derivatives, arbitrage, market-making, specialist, leveraged lending, leveraged buyout and underwriting activities are conducted by it on a principal basis and expose the Company to significant risk of loss. Such risks include market, counterparty credit and liquidity risks. For a discussion of how the Company seeks to manage risks, see the "Risk Management" and "Liquidity and Capital Resources" sections in this report.

Substantial legal liability or a significant regulatory action against the Company could have a material adverse effect or cause significant reputational harm to the Company, which in turn could seriously harm the Company's business prospects. Firms in the financial services industry have been operating in a difficult regulatory environment. The Company faces significant legal risks in its businesses, and the volume of claims and amount of damages and penalties claimed in litigation and regulatory proceedings against financial institutions have been increasing.

Forward-Looking Statements

Certain statements contained in this discussion are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concerning management's expectations, strategic objectives, business prospects, anticipated economic performance and financial condition and other similar matters are subject to risks and uncertainties, including those described in the preceding paragraph, which could

cause actual results to differ materially from those discussed in the forward-looking statements. Forward-looking statements speak only as of the date of the document in which they are made. We disclaim any obligation or undertaking to provide any updates or revisions to any forward-looking statement to reflect any change in our expectations or any change in events, conditions or circumstances on which the forward-looking statement is based.

Executive Overview

Summary of Results

A generally favorable operating environment characterized by a recovering US economy, improving US capital market conditions and active equity and fixed income markets provided a healthy climate for the Company's businesses during fiscal 2004. Revenues, net of interest expense for the fiscal year ended November 30, 2004 increased 13.7% from the fiscal year ended November 30, 2003 while pre-tax earnings increased 14.1% during the same period. Pre-tax profit margins for 2004 increased slightly to 29.7% when compared with 29.6% in fiscal 2003. Return on average common equity was 19.1% for the fiscal year ended November 30, 2004 versus 20.2% in the prior year.

Capital Markets net revenues increased 11.1% to $5.35 billion from $4.82 billion in the prior year. Within the Capital Markets segment, institutional equities net revenues increased 16.2% to $1.08 billion from $932.6 million in the prior year, primarily reflecting the consolidation of Bear Wagner Specialists LLC. In addition, active equity markets, characterized by increased New York Stock Exchange ("NYSE") and Nasdaq volumes, resulted in increased net revenues from domestic and international equity sales and trading. Risk arbitrage net revenues also increased on higher merger activity. Partially offsetting these increases were reduced net revenues in the equity derivatives and convertible arbitrage areas which were adversely affected by lower levels of equity market volatility in fiscal 2004. Fixed income net revenues for the fiscal year ended November 30, 2004 were up 5.8% to $3.09 billion from $2.93 billion in the prior year, driven by improving credit trends and a favorable interest rate environment. The mortgage-backed securities, interest rate derivatives, leveraged finance and foreign exchange areas contributed to the increased net revenues. Investment banking revenues increased as well, up 22.3% to $1.18 billion from $961.3 million, primarily due to higher revenues from advisory services as mergers and acquisitions ("M&A") activity increased. Underwriting revenues increased 6.5% to $583.5 million from $547.7 million due to increased volumes in both high yield and equity underwriting new issue activity. Merchant banking revenues were also higher in fiscal 2004 reflecting increased realized and unrealized gains on investments and performance fees on the Company's merchant banking portfolio.

Global Clearing Services net revenues increased 16.1% to $910.1 million from $784.1 million in fiscal 2003. Steadily improving US equity markets together with growth in the Company's client base promoted increased net interest revenues as customer margin debt and short-sale balances increased, partially offset by a decline in commission revenues.

Wealth Management net revenues increased 22.5% to $626.3 million from $511.3 million in fiscal 2003, reflecting active equity markets and strong customer volume. Revenues from private client services increased on higher commissions and net interest as well as increased fee income from the Company's private client advisory services product. Asset management revenues similarly increased due to the one-time gain of approximately $22 million on the sale of the mutual fund business to Dreyfus, increased management and performance fees and the growth in assets under management.

Business Environment

Fiscal 2004

The business environment during the Company's fiscal year ended November 30, 2004 was favorable due to a combination of factors, including a strengthening US economy, improved corporate profitability, low interest rates and low inflation. The US economy continued its expansion in fiscal 2004. Gross domestic product grew approximately 4%, the unemployment rate fell to 5.4% and inflation, despite a rise in oil prices from just under $30 a barrel in January to over $55 a barrel in October, remained below 3%. Strong consumer spending and low mortgage rates continued to fuel the economy during the first half of fiscal 2004. However, mixed economic indicators, including uneven job growth, raised concerns about the sustainability of an economic recovery. The Federal Reserve Board (the "Fed") met four times during the first half of fiscal 2004 and each time left the federal funds rate unchanged at 1.00%. During the second half of the fiscal year, the Fed raised the federal funds rate four times, beginning with its June meeting, in 25 basis point increments, from 1.00% to 2.00%, citing the expectation that the US economy was poised to resume a stronger pace of economic expansion. The rate increases were consistent with the Fed's position of taking a "measured" approach to monetary policy. While the increase in interest rates, along with weaker than expected job growth, surging oil prices and the uncertain presidential election were causes for concern during the latter half of fiscal 2004, the equity markets performed well, lifted by strong corporate profits and an increase in investor confidence. In addition, a sharp decline in oil prices from the high of $55 a barrel in late October to $46 a barrel by the end of November fueled a year-end rally in the major equity indices.

The major equity indices all increased during the fiscal year ended November 30, 2004. The Standard & Poor's 500 Index ("S&P 500"), the Dow Jones Industrial Average ("DJIA") and the Nasdaq Composite Index ("NASDAQ") increased 10.9%, 6.6% and 7.0%, respectively. Average daily trading volume on the NYSE and the Nasdaq increased 3.4% and 7.7%, respectively, compared with fiscal 2003. Improved equity market conditions served to increase the volume of US initial public offerings ("IPOs") and secondary offerings by 307% and 28%, respectively, during fiscal 2004 compared with fiscal 2003 and the rise in equity valuations and strengthening cash positions enabled companies to consider strategic acquisitions. Industry-wide US-announced and completed M&A volumes increased 30% and 72%, respectively, compared with fiscal 2003.

Fixed income markets continued to be robust in fiscal 2004, benefiting from continued improvement in corporate credit spreads and low interest rates. Investment grade and high yield origination volumes rose as issuers continued to take advantage of low borrowing rates. Long-term rates, as measured by the 10-year Treasury bond, experienced volatility during the year, but remained at historically low levels. On an intra-day basis, the 10-year Treasury bond yield climbed from a low of 3.65% to a high of 4.90% during fiscal 2004 and closed at 4.36% on November 30, 2004 compared with 4.32% on November 30, 2003. Mortgage-backed securities underwriting volumes continued to benefit from favorable market conditions despite the drop in residential mortgage refinancings. Agency collateralized mortgage obligation ("CMO") volumes declined during fiscal 2004, reflecting the decline in refinancing volumes but were offset by an increase in asset-backed and non-agency mortgage-backed originations. The mortgage purchase index increased approximately 11% during fiscal 2004, reflecting the low level of interest rates and strong home purchasing market.

Fiscal 2003

The weak global and US economic conditions that existed in fiscal 2002 continued into the first half of fiscal 2003 as heightened geopolitical risks and reduced investor confidence created a difficult operating environment for equities. The conflict with Iraq, lack of capital spending, weakness in the labor markets and high energy prices were causes for concern. These factors contributed to double-digit declines in the DJIA and S&P 500 through mid-March. However, the major US equity market indices recovered from their mid-March lows as geopolitical tensions subsided and positive economic data indicated that the US economy was strengthening and that capital spending was firming. The shift in sentiment, along with upbeat forecasts for economic growth, precipitated a sell-off in US Treasuries during the second half of fiscal 2003. The 10-year Treasury bond was extremely volatile. On an intra-day basis, the 10-year Treasury bond yield climbed from 3.07% on June 16, 2003 to 4.67% on August 14, 2003. The Fed eased the sell-off in the Treasuries market by suggesting that low interest rates could be maintained for a considerable period. The Fed met eight times during fiscal 2003 and cut the federal funds rate by a total of 25 basis points, to 1.00% from 1.25%. Better than expected corporate profits, economic reports evidencing strong consumer spending and accelerated capital spending in the second half of 2003 served to push the major US equity market indices higher in fiscal 2003 after three years of declines. For the fiscal year ended November 30, 2003, the DJIA increased 10.0%, while the S&P 500 and the NASDAQ increased 13.0% and 32.6%, respectively.

While the major US equity market indices showed improvement based on positive economic data during fiscal 2003, equity market conditions were generally weak. Average daily trading volume on the NYSE and Nasdaq decreased 5.0% and 6.1%, respectively, from the fiscal year ended November 30, 2002. During fiscal 2003, underwriting activities remained at low levels compared with fiscal 2002. Global- and US-announced M&A activity improved modestly compared with fiscal 2002 while global- and US-completed M&A declined compared with fiscal 2002. However, a review of quarterly activity indicated a gradually improving environment for deal activity and equity underwriting. Business conditions were favorable in the fixed income markets throughout fiscal 2003. A combination of low interest rates, a steep yield curve and continued tightening of corporate credit spreads resulted in strong demand for domestic debt issuances and strong secondary market activity. Mortgage-backed securities underwriting continued to benefit from high levels of residential mortgage refinancings throughout the first half of fiscal 2003. However, the increase in long-term interest rates during the third quarter of fiscal 2003 led to a decline in residential refinancing volumes and agency CMO new-issue activity over the last half of fiscal 2003. Despite the slowdown in agency CMO new issue activity, mortgage activities continued to be brisk, reflecting a continued strong housing market and significant customer activity. These factors, along with increased operating leverage from cost-cutting initiatives, led to the industry's improved overall performance in fiscal 2003.

Results of Operations

Firmwide Results

The following table sets forth an overview of the Company's financial results for the fiscal years ended November 30:

	2004	2003	2002	% Increase 2004/2003	% Increase 2003/2002
(in thousands, except per share amounts, pre-tax profit margin and return on average common equity)					
Revenues, net of interest expense	**$6,812,883**	$5,994,491	$5,128,236	13.7%	16.9%
Income before provision for income tax	**$2,022,154**	$1,772,269	$1,310,963	14.1%	35.2%
Net income	**$1,344,733**	$1,156,406	$ 878,345	16.3%	31.7%
Diluted earnings per share	**$ 9.76**	$ 8.52	$ 6.47	14.6%	31.7%
Pre-tax profit margin	**29.7%**	29.6%	25.6%		
Return on average common equity	**19.1%**	20.2%	18.1%		

The Company reported net income of $1.34 billion, or $9.76 per share (diluted), for fiscal 2004, which represented an increase of 16.3% from $1.16 billion, or $8.52 per share (diluted), for fiscal 2003. The Company reported net income of $878.3 million for fiscal 2002, or $6.47 per share (diluted).

Fiscal 2004 versus Fiscal 2003 Revenues, net of interest expense ("net revenues") increased 13.7% to $6.81 billion in fiscal 2004 from $5.99 billion in fiscal 2003 due to increases in all revenue categories, including investment banking revenues, principal transactions revenues, net interest revenues and commission revenues.

The Company's commission revenues by reporting category for the fiscal years ended November 30 were as follows:

	2004	2003	2002	% Increase (Decrease) 2004/2003	% Increase (Decrease) 2003/2002
(in thousands)					
Institutional	**$ 619,241**	$ 537,505	$ 542,344	15.2%	(0.9%)
Clearance	**303,194**	312,550	340,117	(3.0%)	(8.1%)
Retail & other	**255,639**	227,871	228,513	12.2%	(0.3%)
Total commissions	**$1,178,074**	$1,077,926	$1,110,974	9.3%	(3.0%)

Commission revenues in fiscal 2004 increased 9.3% to $1.18 billion from $1.08 billion in fiscal 2003. Institutional commissions increased 15.2% to $619.2 million from $537.5 million, primarily due to the impact of the consolidation of Bear Wagner Specialists LLC commencing in the first quarter of 2004, as well as increased trading volumes and market share gains in US-listed securities. Clearance commissions decreased 3.0% to $303.2 million from $312.6 million, reflecting lower trading volumes from prime brokerage clients. Retail and other commissions were $255.6 million in fiscal 2004, up 12.2% compared with $227.9 million in fiscal 2003 due to an increase in retail customer activity levels resulting from improved equity market conditions.

The Company's principal transactions revenues by reporting category for the fiscal years ended November 30 were as follows:

	2004	2003	2002	% Increase (Decrease) 2004/2003	2003/2002
(in thousands)					
Fixed income	**$2,526,547**	$2,466,484	$1,662,952	2.4%	48.3%
Equities	**376,611**	248,399	382,057	51.6%	(35.0%)
Derivative financial instruments	**632,212**	578,005	492,790	9.4%	17.3%
Total principal transactions	**$3,535,370**	$3,292,888	$2,537,799	7.4%	29.8%

Revenues from principal transactions in fiscal 2004 increased 7.4% to $3.54 billion from $3.29 billion in fiscal 2003. Fixed income revenues increased 2.4% to $2.53 billion from $2.47 billion in fiscal 2003, primarily reflecting increased net revenues achieved in the mortgage-backed securities business, with strong performances across many sectors, particularly in the adjustable-rate mortgage securities, whole loan and the commercial securitization businesses. Revenues related to the high yield business, particularly leveraged finance and distressed debt, also increased as high yield credit spreads continued to tighten and customer activity increased. These increases were offset by reduced net revenues from the corporate bonds and government bonds areas, which were adversely affected by reduced volumes. Revenues derived from equities activities increased 51.6% to $376.6 million during fiscal 2004 from $248.4 million in fiscal 2003, primarily due to the impact of the consolidation of Bear Wagner Specialists LLC beginning in the first quarter of 2004. The international equity sales and trading area increased as a result of higher average daily trading volumes. The risk arbitrage area also performed well on increased announced and completed M&A activity. These results were substantially offset by a decrease in the convertible arbitrage area due to lower equity market volatility. Revenues from derivative financial instruments increased 9.4% to $632.2 million in fiscal 2004 from $578.0 million in fiscal 2003, primarily due to significant increases in the fixed income derivatives and foreign exchange areas as a result of increased customer volume. Such increases were partially offset by a decline in the equity derivatives area, due to low levels of equity market volatility.

The Company's investment banking revenues by reporting category for the fiscal years ended November 30 were as follows:

	2004	2003	2002	% Increase (Decrease) 2004/2003	2003/2002
(in thousands)					
Underwriting	**$ 497,227**	$456,161	$405,050	9.0%	12.6%
Advisory services	**404,536**	267,252	190,141	51.4%	40.6%
Merchant banking	**246,887**	181,199	238,289	36.3%	(24.0%)
Total investment banking	**$1,148,650**	$904,612	$833,480	27.0%	8.5%

Investment banking revenues increased 27.0% to $1.15 billion in fiscal 2004 from $904.6 million in fiscal 2003. Underwriting revenues increased 9.0% to $497.2 million in fiscal 2004 from $456.2 million in fiscal 2003, reflecting a significant increase in the volume of both equity and high yield new issue activity. These increases were partially offset by reduced municipal underwriting revenues reflecting the impact of lower issuance levels. Advisory services revenues in fiscal 2004 increased 51.4% to $404.5 million from $267.3 million in fiscal 2003 reflects increased completed M&A activity. Merchant banking revenues increased 36.3% to $246.9 million in fiscal 2004, compared with $181.2 million in fiscal 2003. Merchant banking revenues include realized and unrealized investment gains and performance fees on managed merchant banking funds. The increase in merchant banking revenues in fiscal 2004 reflects increased realized and unrealized gains on investments and performance fees on the Company's merchant banking portfolio.

Net interest revenues (interest and dividend revenue less interest expense) increased 27.8% to $708.3 million in fiscal 2004 from $554.4 million for fiscal 2003. The increase in net interest revenues was primarily attributable to higher levels of customer interest-bearing balances reflecting improved

US equity market conditions and improved net financing margins. Average customer margin debt balances increased 19.1% to $48.0 billion in fiscal 2004 from $40.3 billion in fiscal 2003. Average customer short balances increased 18.7% to $76.3 billion in fiscal 2004 from $64.3 billion in fiscal 2003 and average stock borrowed balances increased 12.7% to $57.7 billion in fiscal 2004 from $51.2 billion in fiscal 2003.

Fiscal 2003 versus Fiscal 2002 Net revenues increased 16.9% to $5.99 billion in fiscal 2003 from $5.13 billion in fiscal 2002 due to an increase in principal transactions revenues, net interest revenues and investment banking revenues, partially offset by a decrease in commission revenues.

Commission revenues in fiscal 2003 decreased 3.0% to $1.08 billion from $1.11 billion in fiscal 2002. Institutional commissions decreased 0.9% to $537.5 million from $542.3 million, reflecting reduced average daily trading volumes for both listed and over-the-counter securities partially offset by the migration to commission equivalents in the Company's over-the-counter business. Clearance commissions decreased 8.1% to $312.6 million from $340.1 million primarily due to reduced prime brokerage customer activity. Retail and other commissions were $227.9 million in fiscal 2003, down 0.3% compared with $228.5 million in fiscal 2002.

Revenues from principal transactions in fiscal 2003 increased 29.8% to $3.29 billion from $2.54 billion in fiscal 2002, primarily due to strong results from the Company's fixed income activities, reflecting the low level of short-term interest rates and a steep yield curve. Fixed income revenues increased 48.3% to $2.47 billion from $1.66 billion in fiscal 2002, reflecting strong performances across all fixed income products. The Company's mortgage- and asset-backed securities business continued to perform strongly, reflecting favorable market conditions and growth in the breadth of the Company's franchise. Corporate credit products also achieved record revenues during fiscal 2003 as corporate credit spreads tightened, which resulted in increased primary and secondary activity and increased customer order flow. In particular, the investment grade, high yield and distressed debt areas all performed strongly, reflecting favorable market conditions and increased market share. Revenues derived from equities activities declined 35.0% to $248.4 million during fiscal 2003 from $382.1 million in fiscal 2002. Equities-related businesses, particularly the over-the-counter stock, equity arbitrage and specialist areas, decreased due to a decline in average daily trading volumes and lower market volatility. These decreases were partially offset by increased revenues in international equities driven by increased European customer activity. Revenues from derivative financial instruments increased 17.3% to $578.0 million in fiscal 2003 from $492.8 million in fiscal 2002, primarily due to increases in the foreign exchange and fixed income derivatives areas as a result of the favorable environment and expansion of the Company's market share. Such increases were partially offset by a decline in the equity derivatives area, due to declines in the Company's electronic listed options market-making business. Equity derivatives revenues, excluding the listed options market-making business, increased on more active customer business. The Company exited the listed options market-making business in the second quarter of fiscal 2003.

Investment banking revenues increased 8.5% to $904.6 million in fiscal 2003 from $833.5 million in fiscal 2002. Underwriting revenues increased 12.6% to $456.2 million in fiscal 2003 from $405.1 million in fiscal 2002, reflecting an increase in fixed income new issue activity, particularly in the high yield and high grade areas. The Company also experienced increases in market share in these areas over fiscal 2002. These increases were partially offset by reduced equity underwriting revenues reflecting the impact of lower equity underwriting levels industry wide. Equity underwriting revenues improved significantly in the second half of fiscal 2003 as global economic conditions improved and equity market indices rose. Advisory services revenues in fiscal 2003 increased 40.6% to $267.3 million from $190.1 million in fiscal 2002 due to higher levels of US completed M&A activity. While industry-wide US-completed M&A volumes declined in fiscal 2003, the Company increased market share and was retained on the largest completed merger and acquisition transaction in fiscal 2003, Pfizer Inc.'s $60.7 billion acquisition of Pharmacia Corp. Merchant banking revenues were $181.2 million in fiscal 2003, compared with $238.3 million in fiscal 2002. Included in net revenues are gains of $172.6 million and $226.9 million in fiscal 2003 and fiscal 2002, respectively, relating to an investment in, and subsequent offerings and open market sales of, Aeropostale, Inc. During fiscal 2003, the Company sold its remaining position in this investment.

Net interest revenues (interest and dividend revenue less interest expense) was $554.4 million in fiscal 2003, an 18.1%

increase from $469.6 million for fiscal 2002. The increase in net interest revenues was primarily attributable to higher levels of customer interest-bearing balances attributable to prime brokerage clients reflecting improved US equity market conditions. Average customer margin debt balances increased 18.1% to $40.3 billion in fiscal 2003 from $34.1 billion in fiscal 2002. Average customer short balances were $64.3 billion during fiscal 2003 compared with $54.6 billion during fiscal 2002.

Non-Interest Expenses

The Company's non-interest expenses for the fiscal years ended November 30 were as follows:

				% Increase (Decrease)	
	2004	2003	2002	2004/2003	2003/2002
(in thousands)					
Employee compensation and benefits	**$3,253,862**	$2,880,695	$2,508,197	13.0%	14.9%
Floor brokerage, exchange and clearance fees	**230,652**	180,548	197,266	27.8%	(8.5%)
Communications and technology	**369,176**	365,317	382,857	1.1%	(4.6%)
Occupancy	**141,916**	137,778	152,523	3.0%	(9.7%)
Advertising and market development	**113,800**	106,506	102,984	6.8%	3.4%
Professional fees	**197,086**	133,304	132,927	47.8%	0.3%
Other expenses	**484,237**	418,074	340,519	15.8%	22.8%
Total non-interest expenses	**$4,790,729**	$4,222,222	$3,817,273	13.5%	10.6%

Fiscal 2004 versus Fiscal 2003 Employee compensation and benefits includes the cost of salaries and benefits and incentive compensation, including restricted stock and option awards. Employee compensation and benefits for fiscal 2004 was $3.25 billion, up 13.0% from $2.88 billion for fiscal 2003, primarily due to higher discretionary compensation associated with the increase in net revenues. Employee compensation and benefits as a percentage of net revenues was 47.8% for fiscal 2004 compared with 48.1% for fiscal 2003. Full-time employees increased to 10,961 at November 30, 2004 from 10,532 at November 30, 2003.

Non-compensation expenses increased 14.6% to $1.54 billion for fiscal 2004 from $1.34 billion for fiscal 2003. Non-compensation expenses as a percentage of net revenues increased slightly to 22.6% for fiscal 2004 compared with 22.4% for fiscal 2003. The increase in non-compensation expenses of 14.6%, when compared with the prior year, primarily reflects the consolidation of Bear Wagner Specialists LLC beginning in the first quarter of 2004. Excluding the impact of the consolidation of Bear Wagner Specialists LLC, non-compensation expenses increased 7.5% to $1.44 billion in the 2004 period, reflecting increases in legal and litigation-related costs (included in other expenses), professional fees and floor brokerage, exchange and clearance fees. Capital Accumulation Plan for Senior Managing Directors, as amended ("CAP Plan"), related costs (included in other expenses) were $176.0 million for fiscal 2004, a decrease of 8.8% when compared with $193.0 million in fiscal 2003, reflecting a decline in the aggregate number of CAP units outstanding when compared with fiscal 2003. The Company achieved a pre-tax profit margin of 29.7% for fiscal 2004 versus 29.6% for fiscal 2003.

The Company's effective tax rate decreased to 33.50% for fiscal 2004 compared with 34.75% for fiscal 2003.

Fiscal 2003 versus Fiscal 2002 Employee compensation and benefits for fiscal 2003 was $2.88 billion, up 14.9% from $2.51 billion for fiscal 2002, primarily due to higher discretionary compensation associated with the increase in net revenues. Employee compensation and benefits as a percentage of net revenues was 48.1% for fiscal 2003 compared with 48.9% for fiscal 2002. Excluding the impact of the merchant banking gains related to the Company's investment in Aeropostale, Inc., employee compensation and benefits as a percentage of net revenues was 49.2% for fiscal 2003 compared with 50.9% for fiscal 2002. During fiscal 2003, the Company adopted an accounting policy of expensing employee stock options under the prospective method provided by Statement of Financial Accounting Standards ("SFAS") No. 148. Approximately $92.7 million of employee stock options were expensed in fiscal 2003, reflecting awards granted in and related to 2003. No stock option compensation expense was recognized by the Company in fiscal 2002. Full-time employees decreased to 10,532 at November 30, 2003 from 10,574 at November 30, 2002.

Non-compensation expenses were $1.34 billion for fiscal 2003, an increase of 2.5% from $1.31 billion in fiscal 2002. Non-compensation expenses as a percentage of net revenues decreased to 22.4% in fiscal 2003, compared with 25.5% in fiscal 2002, reflecting the Company's continued disciplined approach to expense management and the increase in net revenues. Floor brokerage, exchange and clearance fees decreased 8.5% to $180.5 million in fiscal 2003 compared with $197.3 million in fiscal 2002, reflecting lower trading volumes for futures and options associated with the reduction of the Company's electronic options market-making business. The decline in communications and technology costs during fiscal 2003 was primarily attributable to non-recurring costs associated with the completion of the Company's relocation of its corporate headquarters to 383 Madison Avenue during fiscal 2002, along with reduced technology equipment depreciation and lower communication costs. Occupancy costs also decreased during fiscal 2003 due to the Company's relocation. These decreases were offset by an increase in other expenses. Excluding expenses related to the CAP Plan, other expenses were up 20.7% to $225.1 million for fiscal 2003 from $186.5 million for fiscal 2002, primarily due to increased legal and litigation costs and a $20.5 million charge in fiscal 2003 for the impairment of goodwill associated with the 2001 acquisition of an electronic options market maker. These increases were partially offset by a decrease in certain other costs, including employee severance. Included in other expenses are CAP Plan-related expenses, which were $193.0 million for fiscal 2003, an increase of 25.3% from $154.0 million in fiscal 2002, reflecting the higher level of earnings in fiscal 2003 as compared with fiscal 2002. The Company achieved a pre-tax profit margin of 29.6% in fiscal 2003 versus 25.6% for fiscal 2002. Excluding the impact of the Aeropostale, Inc. investment, pre-tax profit margin was 27.9% and 22.9% for fiscal 2003 and 2002, respectively.

The Company's effective tax rate increased to 34.75% for fiscal 2003 compared with 33.0% for fiscal 2002, principally as a result of decreased tax preference items relative to the level of income.

Business Segments

The remainder of "Results of Operations" is presented on a business segment basis. The Company's three business segments—Capital Markets, Global Clearing Services and Wealth Management—are analyzed separately due to the distinct nature of the products they provide and the clients they serve. Certain Capital Markets products are distributed by the Wealth Management and Global Clearing Services distribution networks, with the related revenues of such intersegment services allocated to the respective segments.

The following segment operating results exclude certain unallocated revenues (predominantly interest) as well as certain corporate administrative functions, such as certain legal costs and costs related to the CAP Plan. See Note 19, "Segment and Geographic Area Data," in the Notes to Consolidated Financial Statements for complete segment information.

Capital Markets

(in thousands)	**2004**	2003	2002	% Increase (Decrease) 2004/2003	2003/2002
Net revenues					
Institutional equities	**$1,084,073**	$ 932,567	$1,117,762	16.2%	(16.6%)
Fixed income	**3,093,748**	2,925,483	1,938,045	5.8%	51.0%
Investment banking	**1,175,653**	961,267	883,717	22.3%	8.8%
Total net revenues	**$5,353,474**	$4,819,317	$3,939,524	11.1%	22.3%
Pre-tax income	**$2,002,867**	$1,924,071	$1,343,912	4.1%	43.2%

The Capital Markets segment comprises the institutional equities, fixed income and investment banking areas. The Capital Markets segment operates as a single integrated unit that provides the sales, trading and origination effort for various fixed income, equity and advisory products and services. Each of the three businesses works in tandem to deliver these services to institutional and corporate clients.

Institutional equities consists of sales, trading and research, in areas such as domestic and international equities, block trading, convertible bonds, over-the-counter equities, equity derivatives, risk and convertible arbitrage and through a majority-owned subsidiary, the NYSE and International Securities Exchange ("ISE") specialist activities. Fixed income includes sales, trading and research provided to institutional clients across a variety of products such as mortgage- and asset-backed securities, corporate and government bonds, municipal bonds, high yield products, foreign exchange and interest rate and credit derivatives. Investment banking provides services in capital raising, strategic advice, mergers and acquisitions and merchant banking. Capital raising encompasses the Company's underwriting of equity, investment grade, municipal and high yield debt products.

Fiscal 2004 versus Fiscal 2003 Net revenues for Capital Markets were $5.35 billion in fiscal 2004, an increase of 11.1% from $4.82 billion in fiscal 2003. Pre-tax income for Capital Markets was $2.00 billion in fiscal 2004, an increase of 4.1% from $1.92 billion in fiscal 2003. Pre-tax profit margin was 37.4% in fiscal 2004 compared with 39.9% for fiscal 2003.

Institutional equities net revenues for fiscal 2004 increased 16.2% to $1.08 billion from $932.6 million for fiscal 2003. Included within the Company's institutional equities revenues for fiscal 2004 are the revenues of Bear Wagner Specialists LLC. These results, which were consolidated beginning with the first quarter of 2004, resulted in an increase in net revenues from specialist activities of approximately $164 million over fiscal 2003. International equity sales and trading net revenues increased, reflecting increased customer activity, offset by declines in the equity derivatives and convertible arbitrage areas due to lower equity market volatility.

Fixed income net revenues increased 5.8% to $3.09 billion for fiscal 2004 from $2.93 billion for fiscal 2003, primarily reflecting strong results from the Company's mortgage-backed securities and interest rate product areas. In particular, mortgage-backed securities, interest rate derivatives and foreign exchange net revenues increased during fiscal 2004 when compared with the prior year. Despite the decline in overall mortgage origination volume caused by the increase in interest rates for fixed-rate residential 30-year mortgage loans, adjustable-rate mortgage volumes increased significantly as consumers shifted demand to lower interest rate products. During fiscal 2004, the Company's industry-leading positions in underwriting adjustable-rate mortgages and non-conforming fixed-rate mortgages resulted in its being the leading underwriter of mortgage-backed securities offerings. An increase in secondary trading activity also contributed to the strong net revenues in the mortgage-backed securities business. The strong results delivered by the interest rate derivatives and foreign exchange businesses reflected increased customer volumes. These results were partially offset by a decrease in net revenues in the Company's corporate and government bonds and credit derivatives businesses from the strong results they achieved in fiscal 2003.

Investment banking revenues increased 22.3% to $1.18 billion in fiscal 2004 from $961.3 million in fiscal 2003. Underwriting revenues increased 6.5% to $583.5 million in fiscal 2004 from $547.7 million in fiscal 2003, reflecting an increase in equity and high yield underwriting revenues on strong new issue activity. These increases were partially offset by reduced municipal underwriting revenues reflecting the impact of lower issuance levels. Advisory services revenues in fiscal 2004 increased 48.6% to $345.3 million from $232.4 million in fiscal 2003 due to higher levels of completed US M&A activity. Merchant banking revenues increased 36.3% to $246.9 million in fiscal 2004 reflecting increased realized and unrealized gains on investments and performance fees on the Company's merchant banking portfolio.

Fiscal 2003 versus Fiscal 2002 Net revenues for Capital Markets were $4.82 billion in fiscal 2003, an increase of 22.3% from $3.94 billion in fiscal 2002. Pre-tax income for Capital Markets was $1.92 billion in fiscal 2003, an increase of 43.2% from $1.34 billion in fiscal 2002. Pre-tax profit margin was 39.9% in fiscal 2003 compared with 34.1% for fiscal 2002.

Institutional equities net revenues for fiscal 2003 decreased 16.6% to $932.6 million from $1.12 billion in fiscal 2002. While the major equity market indices showed improvement during fiscal 2003 on positive economic data, average daily trading volumes declined on both the NYSE and Nasdaq when compared with fiscal 2002. As a result, institutional equities commissions in the Company's US listed and over-the-counter businesses declined. The decline in average daily trading volume and lower market volatility also resulted in a decline in net revenues from the Company's specialist activities. Equity derivatives revenues also declined, reflecting a significant drop in net revenues from the Company's listed options market-making business. During the second quarter of fiscal 2003 the Company announced its intention to exit the listed options market-making business, and the sale of the business was completed during the fourth quarter of fiscal 2003. Excluding the listed options market-making business, equity derivatives net revenues increased, reflecting increased customer activity. In addition, the decline in market volatility served to adversely affect net revenues attributable to convertible arbitrage activities. These decreases were partially offset by increased revenues in international equities driven by increased market share and European customer activity.

Fixed income net revenues increased to $2.93 billion in fiscal 2003, an increase of 51.0% from $1.94 billion in fiscal 2002, primarily reflecting strong results from the Company's mortgage, credit and interest rate product areas, particularly in the mortgage-backed, high yield and distressed, corporate bonds, foreign exchange, interest rate derivatives and government bonds areas. These businesses benefited from the low level of interest rates, a steep yield curve and narrowing of corporate credit spreads. Mortgage-backed securities revenues increased significantly as residential mortgage refinancing activity reached record levels during the year, driving record new issue activity, and demand for high-quality fixed income investments continued. As a result, customer activity increased and secondary trading volumes achieved record levels. High yield and distressed debt revenues increased, reflecting increased leveraged finance origination and improved secondary trading activities. Revenues from the Company's other interest rate product businesses also increased, reflecting improved results in the Company's interest rate derivatives, foreign exchange and government bond areas.

Investment banking revenues increased 8.8% to $961.3 million in fiscal 2003 from $883.7 million in fiscal 2002. Underwriting revenues increased 12.1% to $547.7 million in fiscal 2003 from $488.6 million in fiscal 2002, reflecting an increase in fixed income new issue activity, particularly in the high yield and high grade areas. The Company also experienced increases in market share in these areas over fiscal 2002. These increases were partially offset by reduced equity underwriting revenues reflecting the impact of lower equity underwriting levels industry wide. Equity underwriting revenues improved significantly in the second half of fiscal 2003 as global economic conditions improved and equity market indices rose. Advisory services revenues increased 48.2% to $232.4 million from $156.8 million in fiscal 2002 due to higher levels of US completed M&A activity. While industry-wide US completed M&A volumes declined in fiscal 2003, the Company increased market share and was retained on the largest completed merger and acquisition transaction in fiscal 2003, Pfizer Inc.'s $60.7 billion acquisition of Pharmacia Corp. Merchant banking revenues were $181.2 million in fiscal 2003, as compared with $238.3 million in fiscal 2002. Merchant banking revenues for both fiscal years were largely related to gains in an investment in, and subsequent offerings and open market sales of, stock of Aeropostale, Inc.

Global Clearing Services

				% Increase (Decrease)	
	2004	2003	2002	2004/2003	2003/2002
(in thousands)					
Net revenues	**$910,062**	$784,072	$778,087	16.1%	0.8%
Pre-tax income	**$381,958**	$245,531	$265,327	55.6%	(7.5%)

The Global Clearing Services segment provides execution, clearing, margin lending and securities borrowing to facilitate customer short sales to clearing clients worldwide. Prime brokerage clients include hedge funds and clients of money managers, short sellers, arbitrageurs and other professional investors. Fully disclosed clients engage in either the retail or institutional brokerage business. At November 30, 2004 and 2003, the Company held approximately $247.5 billion and $203.6 billion, respectively, in equity in Global Clearing Services client accounts.

Fiscal 2004 versus Fiscal 2003 Net revenues for Global Clearing Services increased 16.1% to $910.1 million for fiscal 2004 from $784.1 million for fiscal 2003. Net interest revenues increased 28.0% to $587.0 million for fiscal 2004 from $458.5 million for fiscal 2003, primarily reflecting increased margin balances from prime brokerage and fully disclosed clearance clients due to improving US equity market conditions. These results were partially offset by a decline in commission revenues of 3.0% to $303.2 million for fiscal 2004 from $312.6 million for the prior year, reflecting decreased trading volumes from prime brokerage clients. Pre-tax income increased 55.6% to $382.0 million from $245.5 million for fiscal 2003, reflecting higher net revenues. Pre-tax profit margin was 42.0% for fiscal 2004 compared with 31.3% for fiscal 2003.

The following table presents the Company's interest bearing balances for the fiscal years ended November 30:

(in billions)	2004	2003
Margin debt balances, average for period	**$ 48.0**	$ 40.3
Margin debt balances, at period end	**$ 57.3**	$ 45.7
Customer short balances, average for period	**$ 76.3**	$ 64.3
Customer short balances, at period end	**$ 85.4**	$ 72.6
Stock borrowed, average for period	**$ 57.7**	$ 51.2
Stock borrowed, at period end	**$ 55.7**	$ 54.3
Free credit balances, average for period	**$ 28.6**	$ 20.6
Free credit balances, at period end	**$ 30.8**	$ 24.9
Equity held in client accounts	**$247.5**	$203.6

Fiscal 2003 versus Fiscal 2002 Net revenues for Global Clearing Services increased 0.8% to $784.1 million in fiscal 2003 from $778.1 million in fiscal 2002. Commission revenues were $312.6 million in fiscal 2003, a decrease of 8.1% from $340.1 million in fiscal 2002, reflecting reduced prime brokerage customer activity. Net interest revenues were $458.5 million, a 9.9% increase from $417.2 million in fiscal 2002, primarily reflecting increased margin balances from prime brokerage and fully disclosed clearance clients due to improving US equity market conditions. Pre-tax income was $245.5 million, a 7.5% decrease from $265.3 million in fiscal 2002. The decline in pre-tax income reflects certain legal settlements that were previously provided for but allocated to the segment in fiscal 2003 and increased compensation costs.

Wealth Management

(in thousands)	2004	2003	2002	% Increase (Decrease) 2004/2003	2003/2002
Net revenues					
Private Client Services	**$441,242**	$378,787	$358,780	16.5%	5.6%
Asset management	**185,085**	132,520	139,631	39.7%	(5.1%)
Total net revenues	**$626,327**	$511,307	$498,411	22.5%	2.6%
Pre-tax income	**$ 66,942**	$ 19,217	$ 11,616	248.3%	65.4%

The Wealth Management segment is composed of the Private Client Services ("PCS") and asset management areas. PCS provides high-net-worth individuals with an institutional level of investment service, including access to the Company's resources and professionals. At November 30, 2004, PCS had approximately 500 account executives in its principal office, six regional offices and two international offices. Asset management manages equity, fixed income and alternative assets for corporate pension plans, public systems, endowments, foundations, multi-employer plans, insurance companies, corporations, families and high-net-worth individuals in the US and abroad.

Fiscal 2004 versus Fiscal 2003 Net revenues for Wealth Management increased 22.5% to $626.3 million for fiscal 2004 from $511.3 million for fiscal 2003. PCS revenues increased 16.5% to $441.2 million for fiscal 2004 from $378.8 million for fiscal 2003, reflecting higher levels of fee income attributable to higher fee-based assets, increased levels of retail customer activity on improving US equity markets, and increased net interest revenues associated with higher margin balances. Asset management revenues increased 39.7% to $185.1 million for fiscal 2004 from $132.5 million for fiscal 2003. This increase includes approximately $22 million of revenues associated with the sale of the Company's mutual funds business to Dreyfus completed in the second quarter of 2004. In addition, asset management revenues increased on higher management fees attributable to increased assets under management in both traditional and hedge fund products, as well as improved performance fees on alternative investment products. Pre-tax income for Wealth Management was $66.9 million in fiscal 2004, a 248.3% increase compared with pre-tax income of $19.2 million for fiscal 2003, reflecting higher net revenues. Fiscal 2004 results included approximately $7 million of non-recurring transaction costs associated with the sale of the mutual fund business.

Assets under management were $34.9 billion at November 30, 2004, reflecting a 28.8% increase from $27.1 billion in assets under management at November 30, 2003. The increase in assets under management is due in part to the acquisition in the fourth quarter of 2004 of $6.1 billion of fixed income assets of Times Square Capital Management, Inc. together with growth in traditional equity assets. Partially offseting these increases was the sale of the mutual funds business to Dreyfus in 2004, which reduced assets under management by $2.4 billion. Assets under management at November 30, 2004 include $6.2 billion of assets from alternative investment products, an increase of 4.5% from approximately $6.0 billion at November 30, 2003.

Fiscal 2003 versus Fiscal 2002 Net revenues for Wealth Management were $511.3 million in fiscal 2003, an increase of 2.6%, from $498.4 million for fiscal 2002. PCS revenues increased 5.6% to $378.8 million in fiscal 2003 from $358.8 million in fiscal 2002. Increased retail customer activity and the continued expansion of the Company's PCS sales force contributed positively to PCS revenues during fiscal 2003. Broker headcount at November 30, 2003 was 513, up 6.2% from 483 at November 30, 2002. Asset management revenues decreased 5.1% to $132.5 million in fiscal 2003, from $139.6 million in fiscal 2002, reflecting reduced management fees associated with mutual funds and reduced management and performance fees on proprietary hedge fund products. Pre-tax income for Wealth Management approximated $19.2 million in the fiscal 2003 period compared with pre-tax income of $11.6 million for fiscal 2002.

Assets under management were $27.1 billion at November 30, 2003, reflecting a 12.9% increase from $24.0 billion in assets under management at November 30, 2002. The increase in assets under management reflects net cash inflows as well as increased market value for separate accounts and wrap accounts. Assets from separate accounts and wrap accounts rose 26.2% to $16.4 billion at November 30, 2003, from $13.0 billion at November 30, 2002. Assets from alternative investment products under management were approximately $6.0 billion at November 30, 2003 and 2002.

Liquidity and Capital Resources

Financial Leverage

Asset Composition

The Company's actual level of capital, capital requirements and thereby the level of financial leverage, are a function of numerous variables, including asset composition, rating agency/creditor perception, business prospects, regulatory requirements, balance sheet liquidity, cost/availability of capital and risk of loss. The Company consistently maintains a highly liquid balance sheet, with the vast majority of the Company's assets consisting of cash, marketable securities inventories and collateralized receivables arising from customer-related and proprietary securities transactions.

Collateralized receivables consist of resale agreements secured predominantly by US government and agency securities, customer margin loans and securities borrowed, which are typically secured by marketable corporate debt and equity securities. The nature of the Company's business as a securities dealer requires it to carry significant levels of securities inventories to meet its customer and proprietary trading needs. Additionally, the Company's role as a financial intermediary for customer activities, which it conducts on a principal basis, together with its customer-related activities in its clearance business, results in significant levels of customer-related balances, including customer margin debt, securities borrowed and repurchase activity. The Company's total assets and financial leverage can and do fluctuate, depending largely on economic and market conditions, volume of activity and customer demand.

The Company's total assets at November 30, 2004 increased to $255.9 billion from $212.2 billion at November 30, 2003. The increase was primarily attributable to increases in financial instruments owned, receivables from customers and securities purchased under agreements to resell, partially offset by a decrease in cash and securities deposited with clearing organizations or segregated in compliance with federal regulations and securities borrowed. The Company's total capital base, which consists of long-term debt, preferred equity issued by subsidiaries and total stockholders' equity, increased to $45.8 billion at November 30, 2004 from $37.5 billion at November 30, 2003. This change was primarily due to a net increase in long-term debt and an increase in equity associated with increased retained earnings, partially reduced by the redemption of $300 million in preferred equity issued by subsidiaries.

The Company's total capital base as of November 30 was as follows:

	2004	2003
(in millions)		
Long-Term Borrowings:		
Senior debt	**$36,580.8**	$29,430.5
Subordinated debt[1]	**262.5**	562.5
Total Long-Term Borrowings	**$36,843.3**	$29,993.0
Stockholders' Equity:		
Preferred stockholders' equity	**$ 448.1**	$ 538.4
Common stockholders' equity	**8,542.8**	6,931.7
Total Stockholders' Equity	**$ 8,990.9**	$ 7,470.1
Total Capital	**$45,834.2**	$37,463.1

(1) Represents junior subordinated deferrable interest debentures issued by the Company, held by Bear Stearns Capital Trust III. See Note 10, "Preferred Stock," in the Notes to Consolidated Financial Statements for further information.

The amount of long-term debt as well as total capital that the Company maintains is driven by a number of factors, with particular focus on asset composition. The Company's ability to support increases in total assets is a function of its ability to obtain short-term secured and unsecured funding, as well as its access to longer-term sources of capital (i.e., long-term debt and equity). The Company regularly measures and monitors its total capital requirements, which are primarily a function of the self-funding ability of its assets. The equity portion of total capital is primarily a function of on- and off-balance-sheet risks (i.e., market, credit and liquidity) and regulatory capital requirements. As such, the liquidity and risk characteristics of assets being held are especially decisive determinants of both total capital and the equity portion thereof, thus significantly influencing the amount of leverage that the Company can employ.

Given the nature of the Company's market-making and customer-financing activity, the overall size of the balance sheet fluctuates from time to time. The Company's total assets at quarter end are lower than would be observed on an average basis. At quarter end, the Company typically uses excess cash to finance high-quality, highly liquid securities inventory that otherwise would be funded via the repurchase agreement market. In addition, the Company reduces its matched book repurchase and reverse repurchase activities at quarter end. Finally, the Company may reduce the aggregate level of inventories through ordinary course, open market activities in the most liquid portions of the balance sheet, which are principally US government and agency securities and agency mortgage pass-through securities. At November 30, 2004 and November 30, 2003, total assets of $255.9 billion and $212.2 billion were approximately 6.4% and 10.1%, respectively, lower than the average of the month-end balances observed over the trailing 12-month period. Despite reduced total assets at quarter end, the Company's overall market, credit and liquidity risk profile does not change materially, since the reduction in asset balances is predominantly in highly liquid, short-term instruments that are financed on a secured basis. This periodic reduction verifies the inherently liquid nature of the balance sheet and provides consistency with respect to creditor constituents' evaluation of the Company's financial condition.

Leverage Ratios

The following table presents total assets, adjusted assets and net adjusted assets with the resultant leverage ratios at November 30, 2004 and November 30, 2003. With respect to a comparative measure of financial risk and capital adequacy, the Company believes that the low-risk, collateralized nature of its resale, securities borrowed and segregated cash assets renders net adjusted leverage as the most relevant measure.

	2004	2003
(in billions, except ratios)		
Total assets	**$255.9**	$212.2
Adjusted assets[1]	**$197.3**	$164.2
Net adjusted assets[2]	**$127.5**	$ 90.9
Leverage ratio[3]	**27.7**	26.4
Adjusted leverage ratio[4]	**21.3**	20.4
Net adjusted leverage ratio[5]	**13.8**	11.3

(1) Adjusted assets is total assets of $255.9 billion less securities purchased under agreements to resell of $45.4 billion, securities received as collateral of $8.8 billion and cash and securities deposited with clearing organizations or segregated in compliance with federal regulations of $4.4 billion.

(2) Net adjusted assets is adjusted assets of $197.3 billion less securities borrowed of $69.8 billion.

(3) Leverage ratio equals total assets divided by stockholders' equity and preferred stock issued by subsidiaries.

(4) Adjusted leverage ratio equals adjusted assets divided by stockholders' equity and preferred stock issued by subsidiaries.

(5) Net adjusted leverage ratio equals net adjusted assets divided by stockholders' equity and preferred stock issued by subsidiaries.

As of November 30, 2004, the leverage ratio, adjusted leverage ratio and net adjusted leverage ratio equals total assets, adjusted assets and net adjusted assets, respectively, divided by stockholders' equity and junior subordinated debt issued to Bear Stearns Capital Trust III. The Company views the junior subordinated debt issued to Bear Stearns Capital Trust III as a component of its equity capital base given the equity-like characteristics of the securities. The Company also receives rating agency equity credit for these securities.

Funding Strategy & Liquidity Risk Management

General Funding Strategy

The Company's general funding strategy seeks to ensure liquidity and diversity of funding sources to meet the Company's financing needs at all times and under all market environments. The Company attempts to finance its balance sheet by maximizing, where economically competitive, its use of secured funding. Short-term sources of cash consist principally of collateralized borrowings, including repurchase transactions, sell/buy arrangements, securities lending arrangements and customer free credit balances. Short-term unsecured funding sources expose the Company to rollover risk, as providers of credit are not obligated to refinance the instruments at maturity. Within this context, the Company seeks to prudently manage its reliance on short-term unsecured borrowings by maintaining an adequate total capital base and extensive use of secured funding. Beyond this, the Company's emphasis on diversification by product, geography, maturity and instrument seeks to further ensure prudent, moderate usage of more credit-sensitive, potentially less stable, funding. Short-term unsecured funding includes commercial paper, medium-term notes and bank borrowings, which generally have maturities ranging from overnight to one year. Due to the collateralized nature of the borrowing, the Company views its secured funding as inherently less credit sensitive and therefore a more stable source of funding.

In addition to short-term funding sources, the Company utilizes equity and long-term debt, including floating- and fixed-rate notes as longer-term sources of unsecured financing. The Company regularly monitors and analyzes the size, composition and liquidity characteristics of its asset base in the context of each asset's ability to be used to obtain secured financing. This analysis results in a determination of the Company's aggregate need for longer-term funding sources (i.e., long-term debt and equity). The Company views long-term debt as a stable source of funding, which effectively strengthens its overall liquidity profile and mitigates liquidity risk.

Alternative Funding Strategy

The Company maintains an alternative funding strategy focused on the liquidity and self-funding ability of the underlying assets. The objective is to maintain sufficient cash capital (i.e., equity plus long-term debt maturing in more than 12 months) and funding sources to enable the Company to refinance short-term, unsecured borrowings with fully secured borrowings. As such, the Company is not reliant upon nor does it contemplate forced balance sheet reduction to endure a period of constrained funding availability. This underlying approach is supported by maintenance of a formal contingency funding plan, which includes a detailed delegation of authority and precise action steps for managing an event-driven liquidity crisis. The plan identifies the crisis management team, details an effective internal and external communication strategy, and facilitates the greater information flow required to effect a rapid and efficient transition to a secured funding environment.

As it relates to the alternative funding strategy discussed above, the Company prepares an analysis that focuses on a 12-month time period and assumes that the Company does not liquidate assets and cannot issue any new unsecured debt, including commercial paper. In light of these assumptions, the Company monitors its cash position and the borrowing value of unencumbered, unhypothecated marketable securities in relation to its unsecured debt maturing over the next 12 months, striving to maintain the ratio of liquidity sources to maturing debt at 100% or greater. Also within this strategy, the Company endeavors to maintain cash capital in excess of that portion of its assets that cannot be funded on a secured basis (i.e., positive net cash capital). These two measures, liquidity ratio and net cash capital, are complementary and constitute the core elements of the Company's alternative funding strategy and, consequently, its approach to funding and liquidity risk management.

As of the end of fiscal 2004, the market value of higher quality unencumbered, unhypothecated securities owned by the Company was approximately $22.6 billion with a borrowing value of $19.0 billion. The assets primarily comprise US government and agency securities, mortgage- and asset-backed securities, investment grade municipal and corporate bonds and US equities. The average advance rate on these different asset types ranges from 76% to 98% and is based predominantly on committed, secured facilities that the Company and its subsidiaries maintain in different regions globally. The liquidity ratio (explained above) has averaged 194% over the previous 12 months including unused committed unsecured bank credit, and 181% excluding the unsecured portion of the Company's $3.4 billion committed revolving credit facility.

The cash capital framework is utilized to evaluate the Company's long-term funding sources and requirements in their entirety. Cash capital required to support all of the Company's assets is determined on a regular basis. The two basic categories of cash capital usage can be characterized broadly as (1) firmwide haircuts and (2) illiquid assets/long-term investments. The first category represents the aggregation of the "non-financeable" portion of an asset that can be readily financed on a secured basis. Incorporated in this component is capital needed to support the vast majority of the Company's assets, including trading-related assets, inventory, reverse repos, margin loans and committed funding obligations. The second category consists of items not easily or readily financed on a secured basis and includes fixed assets, goodwill, merchant banking investments as well as other items. At the end of fiscal 2004 the Company's net cash capital position was $1.6 billion versus $3.9 billion at the prior year end. The decline in net cash capital was driven by growth in the Company's balance sheet. Fluctuations in net cash capital are common and consistent with fluctuations in total assets, although the Company typically maintains in excess of $1.0 billion of net cash capital. Over the previous 12 months, the Company's net cash capital position has averaged just over $1.6 billion. Quarter-end positions are depicted in the graph below.

The Company's net cash capital position as of November 30 was as follows:

(in millions)	2004	2003
Cash capital available:		
Stockholders' equity	**$ 8,990.9**	$ 7,470.1
Subordinated debt[1]	**262.5**	562.5
Long-term debt > 1 year[2]	**28,074.8**	23,547.1
Total cash capital available	**$37,328.2**	$31,579.7
Cash capital required:		
Firmwide haircuts	**$29,491.5**	$22,824.8
Illiquid assets/long-term investments	**6,212.9**	4,888.7
Total cash capital required	**$35,704.4**	$27,713.5
Net cash capital	**$ 1,623.8**	$ 3,866.2

(1) Represents junior subordinated deferrable interest debentures issued by the Company, held by Bear Stearns Capital Trust III. See Note 10, "Preferred Stock," in the Notes to Consolidated Financial Statements for further information.

(2) Excludes certain long-term debt items not available for cash capital needs.

The Company's net cash capital positions as of the four quarters ended during fiscal 2004 were as follows:

NET CASH CAPITAL

($ in millions)


$3,000
2,500
2,000
1,500
1,000
500
0
February 29, 2004
May 31, 2004
August 31, 2004
November 30, 2004

In addition, the Company monitors the maturity profile of its unsecured debt to minimize refinancing risk, maintains relationships with a broad global base of debt investors and bank creditors, establishes and adheres to strict short-term debt investor concentration limits, and periodically tests its secured and unsecured committed credit facilities. An important component of the Company's funding and liquidity risk management efforts involve ongoing dialogues with a large number of creditor constituents. Strong relationships with a diverse base of creditors and debt investors are crucial to the Company's liquidity. The Company also maintains available sources of short-term funding that exceed actual utilization, thus allowing it to endure changes in investor appetite and credit capacity to hold the Company's debt obligations.

With respect to the management of refinancing risk, the maturity of the long-term debt portfolio is monitored on an ongoing basis and structured within the context of two diversification guidelines. The Company has a general guideline of approximately no more than 20% of its long-term debt portfolio maturing in any one year, as well as no more than 10% maturing in any one quarter over the next five years. The Company continued to meet these guidelines at the end of fiscal 2004. As of November 30, 2004, the weighted average maturity of the Company's long-term debt was 4.1 years.

Committed Credit Facilities

At November 30, 2004, the Company had a committed revolving credit facility ("Facility") totaling $3.40 billion, which permitted borrowing on a secured basis by Bear Stearns, BSSC, BSIL and certain other subsidiaries. The Facility also provides that The Bear Stearns Companies Inc. ("Parent Company") and BSIL may borrow up to $1.70 billion of the Facility on an unsecured basis. Secured borrowings can be collateralized by both investment grade and non-investment-grade financial instruments as the Facility provides for defined margin levels on a wide range of financial instruments eligible to be pledged. The Facility contains financial covenants, the most significant of which require maintenance of specified levels of stockholders' equity of the Company and net capital of BSSC. In February 2005, the Company renewed the Facility at a $3.7 billion committed level with substantially the same terms. There were no borrowings outstanding under the Facility at November 30, 2004.

The Company has a $1.50 billion committed revolving securities repo facility ("Repo Facility"), which permits borrowings secured by a broad range of collateral under a repurchase arrangement, by BSIL, Bear Stearns International Trading Limited ("BSIT") and BSB. The Repo Facility contains financial covenants that require, among other things, maintenance of specified levels of stockholders' equity of the Company. The Repo Facility terminates in August 2005, with all repos outstanding at that date payable no later than August 2006. There were no borrowings outstanding under the Repo Facility at November 30, 2004.

At November 30, 2004, the Company had a $350 million committed revolving credit facility ("Pan Asian Facility"), which permits borrowing on a secured basis collateralized by foreign securities at pre-specified advance rates. The Pan Asian Facility contains financial covenants that require, among other things, maintenance of specified levels of stockholders' equity of the Company and net capital of BSSC. In December 2004, the Company renewed the Pan Asian Facility at a $350 million committed level with substantially the same terms. The Pan Asian Facility, as renewed, terminates in December 2005 with all loans outstanding at that date payable no later than December 2006. There were no borrowings outstanding under the Pan Asian Facility at November 30, 2004.

The Company also maintains a series of committed credit facilities to support liquidity needs for the financing of non-investment-grade loans, residential mortgages, commercial mortgages and listed options. The facilities are expected to be drawn from time to time and expire at various dates, the longest of such periods ending in fiscal 2007. All of these facilities contain a term-out option of one year or more for borrowings outstanding at expiration. The banks providing these facilities are committed to provide up to an aggregate of approximately $2.5 billion. At November 30, 2004, the borrowings outstanding under these committed credit facilities were $295.8 million.

Capital Resources

The Company conducts a substantial portion of its operating activities within its regulated subsidiaries Bear Stearns, BSSC, BSIL, BSIT and BSB. The Company also conducts significant activities through other wholly owned subsidiaries, including: Bear Stearns Global Lending Limited, Custodial Trust Company, Bear Stearns Financial Products Inc., Bear Stearns Capital Markets Inc., EMC Mortgage Corporation, Bear Stearns Commercial Mortgage, Inc., Bear Stearns Credit Products Inc. and Bear Stearns Forex Inc. In connection with these operating activities, a substantial portion of the Company's long-term borrowings and equity has been used to fund investments in, and advances to, these subsidiaries, including subordinated debt advances. Within this funding framework, the Company attempts to fund equity investments in subsidiaries with equity from the Parent Company (i.e., utilize no equity double leverage). At November 30, 2004, the Parent Company's equity double leverage ratio was approximately 0.70 based on common equity and 0.66 including preferred equity. At November 30, 2003, these measures were 0.91 based on common equity and 0.84 including preferred equity. Additionally, all subordinated debt advances to regulated subsidiaries for use as regulatory capital are funded with long-term debt issued by the Company that have maturities equal to or greater than the maturity of the subordinated debt advance. The Company regularly monitors the nature and significance of assets or activities conducted outside the regulated subsidiaries and attempts to fund such assets with either capital or borrowings having maturities consistent with the nature and self-funding ability of the assets being financed.

Long-term debt totaling $30.7 billion and $24.6 billion had remaining maturities beyond one year at November 30, 2004 and November 30, 2003, respectively. The Company's access to external sources of financing, as well as the cost of that financing, is dependent on various factors and could be adversely affected by a deterioration of the Company's long- and short-term debt ratings, which are influenced by a number of factors. These include, but are not limited to: material changes in operating margins; earnings trends and volatility; the prudence of funding and liquidity management practices; financial leverage on an absolute basis or relative to peers; the composition of the balance sheet and/or capital structure; geographic and business diversification; and the Company's market share and competitive position in the business segments in which it operates. Material deterioration in any one or a combination of these factors could result in a downgrade of the Company's credit ratings, thus increasing the cost of and/or limiting the availability of unsecured financing. Additionally, a reduction in the Company's credit ratings could also trigger incremental collateral requirements, predominantly in the over-the-counter derivatives market. As of the end of fiscal 2004, a downgrade by either Moody's Investors Service or Standard & Poor's to the Company's long-term ratings to the level of A3 or A- would have required the Company to post approximately $1.27 billion in additional collateral for outstanding over-the-counter derivatives contracts.

At November 30, 2004, the Company's long-term/short-term debt ratings were as follows:

	Rating
Dominion Bond Rating Service Limited	A (high)/R-1 (middle)
Fitch	A+/F1+
Moody's Investors Service	A1/P-1
Rating & Investment Information, Inc.	A+/NR
Standard & Poor's(1)	A/A-1

NR – does not assign a short-term rating

(1) On September 29, 2004, Standard & Poor's affirmed the Company's credit ratings and maintained a "stable" outlook.

Stock Repurchase Program

The Company has various employee stock compensation plans designed to increase the emphasis on stock-based incentive compensation and align the compensation of its key employees with the long-term interests of stockholders. Such plans provide for annual grants of stock units and stock options. The Company intends to offset the potentially dilutive impact of the annual grants by purchasing common stock throughout the year in open market and private transactions. On January 7, 2004, the Board of Directors of the Company approved an amendment to the Stock Repurchase Program ("Repurchase Program") to replenish the previous authorizations to allow the Company to purchase up to $1.0 billion of common stock in fiscal 2004 and beyond. During the fiscal year ended November 30, 2004, the Company purchased under the current and prior authorizations a total of 7,097,004 shares at a cost of approximately $600.9 million. Approximately $438.5 million was available to be purchased under the current authorization as of November 30, 2004. On January 5, 2005, the Board of Directors of the Company approved an amendment to the Repurchase Program to replenish the previous authorization to allow the Company to purchase up to $1.0 billion of common stock in fiscal 2005 and beyond.

During the fiscal year ended November 30, 2004, the Company purchased a total of 2,139,137 shares of its common stock at a total cost of $179.9 million pursuant to a $200 million CAP Plan Earnings Purchase Authorization, which was approved by the Compensation Committee of the Board of Directors of the Company on November 24, 2003. On November 30, 2004, the Compensation Committee of the Company approved an amendment to the CAP Plan Earnings Purchase Authorization to replenish the previous authorization to allow the Company to purchase up to $200 million of common stock in fiscal 2005.

Cash Flows

Fiscal 2004 Cash and cash equivalents increased $335.8 million to $4.17 billion at November 30, 2004 from $3.84 billion at November 30, 2003. Cash used in operating activities was $2.18 billion, primarily attributable to an increase in financial instruments owned, partially offset by an increase in net payables to brokers, dealers and others and financial instruments sold, but not yet purchased, as well as decreases in cash and securities deposited with clearing organizations or segregated in compliance with federal regulations and securities borrowed, net of securities loaned, which occurred in the normal course of business as a result of changes in customer needs, market conditions and trading strategies. Cash used in investing activities of $128.4 million reflected purchases of property, equipment and leasehold improvements. Cash provided by financing activities of $2.64 billion reflected net proceeds of $11.25 billion from issuances of long-term borrowings used primarily to fund normal operating activities. This was partially offset by repayments of $6.65 billion in long-term borrowings, and net payments of $1.18 billion relating to short-term borrowings and a $300 million redemption of trust-issued preferred stock. Treasury stock purchases of $780.8 million were made to provide for the annual grant of CAP Plan units, restricted stock units and stock options.

Fiscal 2003 Cash and cash equivalents decreased $1.68 billion to $3.84 billion at November 30, 2003 from $5.52 billion at November 30, 2002. Cash used in operating activities was $5.22 billion, primarily attributable to an increase in securities borrowed, net of securities loaned and financial instruments owned, as well as a decrease in net payables to brokers, dealers and others, partially offset by an increase in net payables to customers and securities sold under agreements to repurchase, net of securities purchased under agreements to resell, which occurred in the normal course of business as a result of changes in customer needs, market conditions and trading strategies. Cash used in investing activities of $36.7 million reflected purchases of property, equipment and leasehold improvements. Cash provided by financing activities of $3.57 billion reflected net proceeds of $11.20 billion from issuances of long-term borrowings used primarily to fund normal operating activities and to repay $6.07 billion in long-term borrowings, and net payments relating to short-term borrowings. Treasury stock purchases of $986.2 million were made to provide for the annual grant of CAP Plan units, restricted stock units and stock options.

Fiscal 2002 Cash and cash equivalents decreased $1.81 billion to $5.52 billion at November 30, 2002 from $7.33 billion at November 30, 2001. Cash used in operating activities was $1.21 billion, primarily attributable to an increase in financial instruments owned, partially offset by a decrease in cash and securities deposited with clearing organizations or segregated in compliance with federal regulations, which occurred in the normal course of business as a result of changes in customer needs, market conditions and trading strategies. Cash used in investing activities of $126.6 million reflected purchases of property, equipment and leasehold improvements. Cash used in financing activities of $474.0 million primarily reflected payments for the retirement of long-term borrowings and payments for treasury stock purchases, partially offset by net proceeds from the issuance of long- and short-term borrowings.

Regulated Subsidiaries

As registered broker-dealers, Bear Stearns and BSSC are subject to the net capital requirements of the Securities Exchange Act of 1934, as amended, the NYSE and the Commodity Futures Trading Commission, which are designed to measure the general financial soundness and liquidity of broker-dealers. BSIL and BSIT, London-based broker-dealer subsidiaries, are subject to the regulatory capital requirements of the Financial Services Authority. Additionally, BSB is subject to the regulatory capital requirements of the Irish Financial Services Regulatory Authority. At November 30, 2004 and 2003, Bear Stearns, BSSC, BSIL, BSIT and BSB were in compliance with their respective regulatory capital requirements.

The Company's broker-dealer subsidiaries and other regulated subsidiaries are subject to minimum capital requirements and may also be subject to certain restrictions on the payment of dividends, which could limit the Company's ability to withdraw capital from such regulated subsidiaries, which in turn could limit the Company's ability to pay dividends. See Note 16, "Regulatory Requirements," in the Notes to Consolidated Financial Statements.

In June 2004, the SEC adopted rule amendments relating to "Alternative Net Capital Requirements for Broker-Dealers That Are Part of Consolidated Supervised Entities" that allow investment banks to voluntarily submit to be regulated by the SEC on a global consolidated basis. These regulations (referred to as CSE) were in response to what is known as the "Financial Conglomerates Directive" (2002/87/EC) of the European Parliament, which served to compel globally active institutions doing business in Europe to be regulated on a global consolidated basis. The Company anticipates applying to the SEC during fiscal 2005 to be regulated under this new CSE regime. The new framework will be a notable change in the Company's regulation, as activities that are currently transacted outside of SEC-regulated entities will come under the scope of SEC regulation and capital adequacy requirements. On becoming subject to the SEC's consolidated supervision, the Company will be required to report to the SEC computations of the Company's consolidated capital adequacy. While the Company believes that it will meet the requirements of the SEC to be regulated on a consolidated basis, the application process is not yet complete.

Merchant Banking and Private Equity Investments

In connection with the Company's merchant banking activities, the Company had investments in merchant banking and private equity-related investment funds as well as direct investments in private equity-related investments. At November 30, 2004 and 2003, the Company held investments with an aggregate recorded value of approximately $469.4 million and $353.3 million, respectively, reflected in the Consolidated Statements of Financial Condition in "Other Assets." In addition to these various direct and indirect principal investments, the Company has made commitments to invest in private equity-related investments and partnerships (see the summary table under "Commitments").

High Yield Positions

As part of the Company's fixed income activities, it participates in the underwriting, securitization and trading of non-investment-grade debt securities, non-performing mortgage-related assets, non-investment-grade commercial and leveraged loans and securities of companies that are the subject of pending bankruptcy proceedings (collectively, "high yield positions"). Also included in high yield positions is a portfolio of Chapter 13 and other credit card receivables from individuals. Non-investment-grade debt securities have been defined as non-investment-grade corporate debt, asset securitization positions and emerging market debt rated BB+ or lower, or equivalent ratings recognized by credit rating agencies. At November 30, 2004 and November 30, 2003, the Company held high yield positions approximating $7.09 billion and $5.05 billion, respectively, substantially all of which are in "Financial Instruments Owned" in the Consolidated Statements of Financial Condition, and $1.09 billion and $847.6 million, respectively, reflected in "Financial Instruments Sold, But Not Yet Purchased" in the Consolidated Statements of Financial Condition. Included in these amounts is a portfolio of non-performing mortgage-related assets as well as a portfolio of Chapter 13 and other credit card receivables jointly aggregating $1.29 billion at November 30, 2004 and $1.54 billion at November 30, 2003. Also included in the high yield positions are extensions of credit to highly leveraged companies. At November 30, 2004 and November 30, 2003, the amount outstanding to highly leveraged borrowers totaled $2.14 billion and $922.8 million, respectively. The largest industry concentration was the telecommunications industry, which approximated 20.4% at November 30, 2004 and 18.8% at November 30, 2003 of these high yield positions. Additionally, the Company has lending commitments with these non-investment-grade borrowers (see the summary table under "Commitments").

The Company also has exposure to non-investment-grade counterparties through its trading-related derivative activities which amounts are not included in the aggregate high yield positions above. These amounts, net of collateral, were approximately $340 million and $214 million at November 30, 2004 and November 30, 2003, respectively.

The Company's Risk Management Department and senior trading managers monitor exposure to market and credit risk for high yield positions and establish limits and concentrations of risk by individual issuer. High yield positions generally involve greater risk than investment grade debt securities due to credit considerations, liquidity of secondary trading markets and increased vulnerability to changes in general economic conditions. The level of the Company's high yield positions, and the impact of such activities on the Company's results of operations, can fluctuate from period to period as a result of customer demand and economic and market considerations.

Contractual Obligations

In connection with its operating activities, the Company enters into contractual obligations that require future cash payments. At November 30, 2004, the Company's contractual obligations by maturity, excluding derivative financial instruments, were as follows:

	Payments Due by Period				
(in millions)	Fiscal 2005	Fiscal 2006–2007	Fiscal 2008–2009	Thereafter	Total
Long-term borrowings(1)(2)	$6,168	$12,947	$9,248	$8,480	$36,843
Future minimum operating lease payments(3)(4)	57	125	118	247	547

(1) Amounts include fair value adjustments in accordance with SFAS No. 133 as well as $262.5 million of junior subordinated deferrable interest debentures ("Debentures"). The Debentures will mature on May 15, 2031; however, the Company, at its option, may redeem the Debentures beginning May 15, 2006. The Debentures are reflected in the table at their contractual maturity dates. See Note 9, "Long-Term Borrowings," and Note 10, "Preferred Stock," in the Notes to Consolidated Financial Statements for further information.

(2) Included in fiscal 2006 are approximately $1.48 billion of floating-rate medium-term notes that are redeemable prior to maturity at the option of the noteholder. These notes contain certain provisions that effectively enable noteholders to put these notes back to the Company and, therefore, are reflected in the table at the date such notes first become redeemable. The final maturity date of these notes is during fiscal 2009.

(3) Includes 383 Madison Avenue in New York City.

(4) See Note 17, "Commitments and Contingencies," in the Notes to Consolidated Financial Statements.

Commitments

The Company has commitments[1] under a variety of commercial arrangements. At November 30, 2004, the Company's commitments associated with lending and financing, private equity-related investments and partnerships, outstanding letters of credit, underwriting and other commercial commitments summarized by period of expiration were as follows:

	Amount of Commitment Expiration Per Period				
(in millions)	Fiscal 2005	Fiscal 2006–2007	Fiscal 2008–2009	Thereafter	Total
Lending-related commitments:					
Investment grade[2]	$2,110	$340	$642	$ —	$3,092
Non-investment-grade	1,177	168	528	319	2,192
Commitments to invest in private equity-related investments and partnerships[3]					338
Underwriting commitments	418	—	—	—	418
Commercial and residential loans	1,164	75	—	—	1,239
Letters of credit	3,374	180	34	—	3,588
Other commercial commitments[4]	90	42	3	—	194

(1) See Note 17, "Commitments and Contingencies," in the Notes to Consolidated Financial Statements.

(2) In order to mitigate the exposure to investment grade borrowings, the Company entered into credit default swaps aggregating $511 million at November 30, 2004.

(3) At November 30, 2004, commitments to invest in private equity-related investments and partnerships aggregated $338.3 million. These commitments will be funded, if called, through the end of the respective investment periods, the longest of such periods ending in 2013.

(4) Includes $59 million in commitments with no stated maturity.

Off-Balance-Sheet Arrangements

In the normal course of business, the Company enters into arrangements with special purpose entities ("SPEs"), also known as variable interest entities. SPEs are corporations, trusts or partnerships that are established for a limited purpose. SPEs, by their nature, generally are not controlled by their equity owners, as the establishing documents govern all material decisions. The Company's primary involvement with SPEs relates to securitization transactions in which transferred assets, including commercial and residential mortgages, consumer receivables, securities and other financial assets are sold to an SPE and repackaged into securities or similar beneficial interests. SPEs may also be used to create securities with a unique risk profile desired by investors and as a means of intermediating financial risk. The Company, in the normal course of business, may establish SPEs, sell assets to SPEs, underwrite, distribute, and make a market in securities or other beneficial interests issued by SPEs, transact derivatives with SPEs, own securities or other beneficial interests, including residuals, in SPEs, and provide liquidity or other guarantees for SPEs.

The Company follows SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a Replacement of FASB Statement No. 125," to account for securitizations and other transfers of financial assets. In accordance with SFAS No. 140, the Company accounts for transfers of financial assets as sales provided that control has been relinquished. Control is deemed to be relinquished only when all of the following conditions have been met: (1) the assets have been isolated from the transferor, even in bankruptcy or other receivership; (2) the transferee is a Qualifying Special Purpose Entity ("QSPE") or has the right to pledge or exchange the assets received; and (3) the transferor has not maintained effective control over the transferred assets. Therefore, the Company derecognizes financial assets transferred in securitizations, provided that such transfer meets all of these criteria. See Note 5, "Transfers of Financial Assets and Liabilities," in the Notes to Consolidated Financial Statements for a more complete discussion of the Company's securitization activities.

Effective beginning with the quarter ended February 29, 2004, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 46, "Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51" ("FIN No. 46") or FIN No. 46 as revised ("FIN No. 46 (R)") for VIEs in which it held a variable interest. However, as of May 31, 2004, the Company adopted FIN No. 46 (R) as it fully superseded FIN No. 46 as of that date. The Company uses this guidance to determine whether an SPE should be consolidated. See Note 6, "Consolidation of Variable Interest Entities," in the Notes to Consolidated Financial Statements for a complete discussion of the consolidation of VIEs.

The majority of the SPEs that the Company sponsors or transacts with are QSPEs, which the Company does not consolidate in accordance with this guidance. QSPEs are entities that have little or no discretionary activities and may only passively hold assets and distribute cash generated by the assets they hold. The Company reflects the fair value of its interests in QSPEs on its balance sheet but does not recognize the assets or liabilities of QSPEs. QSPEs are employed extensively in the Company's mortgage and asset securitization business.

Certain other SPEs do not meet the requirements of a QSPE, because their activities are not sufficiently limited or they have entered into certain non-qualifying transactions. The Company follows the criteria in FIN No. 46 (R) in determining whether it should consolidate such entities. These SPEs are commonly employed in collateralized debt obligation transactions where portfolio managers require the ability to buy and sell assets or in synthetic credit transactions.

In addition to the above, in the ordinary course of business the Company issues various guarantees to counterparties in connection with certain derivative, leasing, securitization and other transactions. See Note 18, "Guarantees," for a complete discussion on guarantees.

Derivative Financial Instruments

Derivative financial instruments are contractual commitments between counterparties that derive their values from changes in an underlying interest rate, currency exchange rate, index (e.g., S&P 500), reference rate (e.g., LIBOR), or asset value referenced in the related contract. Some derivatives, such as futures contracts, certain options and index-referenced warrants, can be traded on an exchange. Other derivatives, such as interest rate and currency swaps, caps, floors, collars, swaptions, equity swaps and options, structured notes and forward contracts, are negotiated in the over-the-counter markets. Derivatives generate both on- and off-balance-sheet risks depending on the nature of the contract. The Company is engaged as a dealer in over-the-counter derivatives and, accordingly, enters into transactions involving derivative instruments as part of its customer-related and proprietary trading activities.

The Company's dealer activities require it to make markets and trade a variety of derivative instruments. In connection with these activities, the Company attempts to mitigate its exposure to market risk by entering into hedging transactions that may include over-the-counter derivatives contracts or the purchase or sale of interest-bearing securities, equity securities, financial futures and forward contracts. The Company also utilizes derivative instruments to hedge proprietary market-making and trading activities. In this regard, the utilization of derivative instruments is designed to reduce or mitigate market risks associated with holding dealer inventories or in connection with arbitrage-related trading activities. The Company also utilizes interest rate and currency swaps, futures contracts and US Treasury positions to hedge its debt issuances as part of its asset and liability management.

In connection with the Company's dealer activities, the Company formed Bear Stearns Financial Products Inc. ("BSFP") and its wholly owned subsidiary, Bear Stearns Trading Risk Management Inc. ("BSTRM"). BSFP is a wholly owned subsidiary of the Company. BSFP and BSTRM were established to provide clients with a AAA-rated counterparty that offers a wide range of global derivative products. BSFP is structured so that if a specified trigger event (including certain credit rating downgrades of the Company, the failure of BSFP to maintain its credit rating and the occurrence of a bankruptcy event with respect to the Company) occurs, BSFP will perform on all of its contracts to their original maturities with the assistance of an independent derivatives portfolio manager who would assume the active management of BSFP's portfolio ("Continuation Structure"). BSTRM is structured so that, on the occurrence of a specified trigger event, it will cash-settle all outstanding derivatives contracts in a predetermined manner ("Termination Structure"). Clients can use either structure. The AAA/Aaa ratings that BSFP and BSTRM have received are based on their ability to meet their respective obligations without any additional capital from the Company. In the unlikely occurrence of a trigger event, the Company does not expect any significant incremental impact on the liquidity or financial condition of the Company. At November 30, 2004, the net cash settlement payable by BSTRM on the occurrence of a trigger event was $147.1 million.

To measure derivative activity, notional or contract amounts are frequently used. Notional/contract amounts are used to calculate contractual cash flows to be exchanged and are generally not actually paid or received, with the exception of currency swaps, foreign exchange forwards and mortgage-backed securities forwards. The notional/contract amounts of financial instruments that give rise to off-balance-sheet market risk are indicative only to the extent of involvement in the particular class of financial instrument and are not necessarily an indication of overall market risk.

As of November 30, 2004 and 2003, the Company had notional/contract amounts of approximately $3.50 trillion and $2.15 trillion, respectively, of derivative financial instruments, of which $692.0 billion and $413.1 billion, respectively, were listed futures and option contracts. The aggregate notional/contract value of derivatives contracts is a reflection of the level of activity and does not represent the amounts that are recorded in the Consolidated Statements of Financial Condition. The Company's derivative financial instruments outstanding, which either are used to hedge trading positions, debt, or are part of its derivatives dealer activities, are marked to fair value.

The Company's derivatives have a notional weighted average maturity of approximately 4.0 years and 4.2 years at November 30, 2004 and 2003, respectively.

The maturities of notional/contract amounts outstanding for derivative financial instruments as of November 30, 2004 were as follows:

(in billions)	Less Than One Year	One to Three Years	Three to Five Years	Greater Than Five Years	Total
Swap agreements, including options, swaptions, caps, collars and floors	$ 522.2	$734.0	$635.8	$789.0	$2,681.0
Futures contracts	280.5	132.9	24.1	—	437.5
Forward contracts	88.2	—	—	—	88.2
Options held	158.2	45.2	1.1	—	204.5
Options written	77.0	7.7	1.4	0.1	86.2
Total	$1,126.1	$919.8	$662.4	$789.1	$3,497.4
Percent of total	32.2%	26.3%	18.9%	22.6%	100.0%

Critical Accounting Policies

The consolidated financial statements of the Company are prepared in conformity with accounting principles generally accepted in the United States of America. These principles require management to make certain estimates and assumptions that could materially affect reported amounts in the financial statements (see Note 1, "Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements). Critical accounting policies are those policies that are the most important to the financial statements and/or those that require significant management judgment related to matters that are uncertain.

Valuation of Financial Instruments

The Company has identified the valuation of financial instruments as a critical accounting policy due to the complex nature of certain of its products, the degree of judgment required to appropriately value these products and the pervasive impact of such valuation on the financial condition and earnings of the Company.

The Company's financial instruments can be aggregated in three broad categories: (1) those whose fair value is based on quoted market prices or for which the Company has independent external valuations, (2) those whose fair value is determined based on readily observable price levels for similar instruments and/or models or methodologies that employ data that are observable from objective sources, and (3) those whose fair value is estimated based on internally developed models or methodologies utilizing significant assumptions or other data that are generally less readily observable from objective sources.

(1) Financial Instruments Valued Based on Quoted Market Prices or for Which the Company Has Independent External Valuations

The Company's valuation policy is to use quoted market prices from securities and derivatives exchanges where they are available and reliable. Financial instruments valued based on quoted market prices are primarily exchange-traded derivatives and listed equities. Financial instruments that are most typically valued using alternative approaches but for which the Company typically receives independent external valuation information include US Treasuries, most mortgage-backed securities and corporate, emerging market, high yield and municipal bonds. Unlike most equities, which tend to be traded on exchanges, the vast majority of fixed income trading (including US Treasuries) occurs in over-the-counter markets, and, accordingly, the Company's valuation policy is based on its best estimate of the prices at which these financial instruments trade in those markets. The Company is an active dealer in most of the over-the-counter markets for these financial instruments, and typically has considerable insight into the trading level of financial instruments held in inventory and/or related financial instruments that it uses as a basis for its valuation.

(2) Financial Instruments Whose Fair Value Is Determined Based on Internally Developed Models or Methodologies That Employ Data That Are Readily Observable from Objective Sources

The second broad category consists of financial instruments for which the Company does not receive quoted prices; therefore, models or other methodologies are utilized to value these financial instruments. Such models are primarily industry-standard models that consider various assumptions, including time value, yield curve, volatility factors, prepayment speeds, default rates, loss severity, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. A degree of subjectivity is required to determine appropriate models or methodologies as well as appropriate underlying assumptions. This subjectivity makes these valuations inherently less reliable than quoted market prices. Financial instruments in this category include non-exchange-traded derivatives such as interest rate swaps, certain mortgage-backed securities and certain other cash instruments. For an indication of the Company's involvement in derivatives, including maturity terms, see the table setting forth notional/contract amounts outstanding in the preceding "Derivative Financial Instruments" section.

(3) Financial Instruments Whose Fair Value Is Estimated Based on Internally Developed Models or Methodologies Utilizing Significant Assumptions or Other Data That Are Generally Less Readily Observable from Objective Sources

Certain complex financial instruments and other investments have significant data inputs that cannot be validated by reference to readily observable data. These instruments are typically illiquid, long dated or unique in nature and therefore engender considerable judgment by traders and their management who, as dealers in many of these instruments, have the appropriate knowledge to estimate data inputs that are less readily observable. For certain instruments, extrapolation or other methods are applied to observed market or other data to estimate assumptions that are not observable.

The Company participates in the underwriting, securitization or trading of non-performing mortgage-related assets, real estate assets and certain residuals. In addition, the Company has a portfolio of Chapter 13 and other credit card receivables from individuals. Certain of these high yield positions have limited price observability. In these instances, fair values are determined by statistical analysis of historical cash flows, default probabilities, recovery rates, time value of money and discount rates considered appropriate given the level of risk in the instrument and associated investor yield requirements.

The Company is also engaged in structuring and acting as principal in complex derivative transactions. Complex derivatives include certain long-dated equity derivatives, certain credit and municipal derivatives and other exotic derivative structures. These non-exchange-traded instruments may have immature or limited markets and, by their nature, involve complex valuation methodologies and models, which are often refined to correlate with the market risk of these instruments.

At November 30, 2004 and 2003, the total of all positions (primarily fixed income cash positions) aggregated approximately $4.0 billion and $3.4 billion, respectively, in "Financial Instruments Owned" and $1.6 billion and $740 million, respectively, in "Financial Instruments Sold, But Not Yet Purchased" in the Consolidated Statements of Financial Condition.

Controls Over Valuation of Financial Instruments

In recognition of the importance the Company places on the accuracy of its valuation of financial instruments as described in the three categories above, the Company engages in an ongoing internal review of its valuations. Members of the Controllers and Risk Management Departments perform analysis of internal valuations, typically on a monthly basis but often on an intra-month basis as well. These departments are independent of the trading areas responsible for valuing the positions. Results of the monthly validation process are reported to the Mark-to-Market (MTM) Committee, which is composed of senior management from the Risk Management and Controllers Departments. The MTM Committee is responsible for ensuring that the approaches used to independently validate the Company's valuations are robust, comprehensive and effective. Typical approaches include valuation comparisons with external sources, comparisons with observed trading, independent comparisons of key model valuation inputs, independent trade modeling and a variety of other techniques.

Merchant Banking

As part of its merchant banking activities, the Company participates from time to time in principal investments in leveraged transactions. As part of these activities, the Company originates, structures and invests in merger, acquisition, restructuring and leveraged capital transactions, including leveraged buyouts. The Company's principal investments in these transactions are generally made in the form of equity investments, equity-related investments or subordinated loans and have not historically required significant levels of capital investment.

Equity interests and securities acquired as a result of leveraged acquisition transactions are reflected in the consolidated financial statements at their initial cost until significant transactions or developments indicate that a change in the carrying value of the securities is appropriate. Generally, the carrying values of these securities will be increased only in those instances where market values are readily ascertainable by reference to substantial transactions occurring in the marketplace or quoted market prices. Determining fair value for these investments often requires the use of estimates and assumptions because these investments are generally less liquid and often contain trading restrictions. If quoted market prices are not readily available, or if liquidating the Company's position is reasonably expected to affect market prices, fair value is determined based on other relevant factors such as expected cash flows, earnings multiples and comparisons to similar market transactions. Reductions to the carrying value of these securities are made in the event that the Company's estimate of net realizable value has declined below the carrying value. See "Merchant Banking and Private Equity Investments" in Management's Discussion and Analysis for additional details.

Accounting and Reporting Developments

In June 2003, the Securities and Exchange Commission ("SEC") adopted final rules under Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404"). Commencing with the Company's 2004 Annual Report, the Company is required to include a report of management on the Company's internal control over financial reporting. The internal control report must include a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the Company; of management's assessment of the effectiveness of the Company's internal control over financial reporting as of year end; of the framework used by management to evaluate the effectiveness of the Company's internal control over financial reporting; and that the Company's independent accounting firm has issued an attestation report on management's assessment of the Company's internal control over financial reporting, which report is also required to be filed as part of the Annual Report on Form 10-K.

In December 2003, the FASB issued FIN No. 46 (R), a revision to FIN No. 46, "Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51." FIN No. 46 (R) replaces FIN No. 46 and provides guidance on the consolidation of certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Such entities are referred to as variable interest entities ("VIEs"). FIN No. 46 (R) requires VIEs to be consolidated by the primary beneficiary. FIN No. 46 (R) also provides technical corrections and addresses certain implementation issues. The Company has fully adopted FIN No. 46 (R) during fiscal 2004 and has consolidated those VIEs in which the Company is the primary beneficiary. The adoption of FIN No. 46 (R) did not have a material effect on the Company's consolidated financial statements.

In April 2004, the Emerging Issues Task Force ("EITF") issued Statement No. 03-6, "Participating Securities and the Two Class Method Under FASB Statement No. 128, Earnings Per Share" ("EITF No. 03-6"). EITF No. 03-6 addresses a number of questions regarding the computation of earnings per share by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company when, and if, it declares dividends on its common stock. EITF No. 03-6 was effective for fiscal periods beginning after March 31, 2004 and requires retroactive adjustment of prior period earnings per share to ensure comparability. The Company adopted EITF No. 03-6 during the quarter ended August 31, 2004. Such adoption did not have an effect on basic or diluted earnings per share.

The American Jobs Creation Act ("the Act"), which was signed into law on October 22, 2004, provides a temporary incentive for US companies to repatriate accumulated foreign earnings. A corporation that is a US shareholder of controlled foreign corporations may (subject to various limitations) elect to deduct 85% of certain cash dividends that it receives from those controlled foreign corporations during the election year. The election year may be either the last taxable year beginning before the date of enactment or the first taxable year beginning during the one-year period starting on the date of enactment. With respect to the Company, the election year could be either the fiscal year ended November 30, 2004 or the fiscal year ending November 30, 2005. Since the Act became effective during the fourth quarter of the Company's fiscal year ended November 30, 2004 and the US Treasury Department had not yet issued necessary regulatory guidance with respect to these statutory provisions, the Company was unable to evaluate the effects of the repatriation provision with respect to any unrepatriated foreign earnings as of November 30, 2004 and, accordingly, did not elect to remit qualifying cash dividends for the November 30, 2004 fiscal year. For the fiscal year ending November 30, 2005, the Company will complete its evaluation as soon as Congress passes expected Technical Corrections to the Act and the US Treasury issues final and complete guidance on these provisions. However, if the Company decides to repatriate under these provisions, it does not expect the income tax on such repatriation, if any, to be material.

In December 2004, the FASB issued SFAS No. 123 (R), "Share-Based Payment." SFAS No. 123 (R) is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and amends SFAS No. 95 "Statement of Cash Flows." SFAS No. 123 (R) eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25 and requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements using a fair value-based method. Effective December 1, 2002, the Company elected to adopt fair value accounting for stock-based compensation consistent with SFAS No. 123 using the prospective method with guidance provided by SFAS No. 148. SFAS No. 123 (R) is effective as of the beginning of the first interim period that begins after June 15, 2005. The Company will adopt SFAS No. 123 (R) as required in the fourth quarter of fiscal 2005 and is currently evaluating its effect on the consolidated financial statements.

Specialist Activities

The Company participates, through a majority-owned joint venture, in specialist activities on the NYSE and ISE. For fiscal 2003 and 2002, the Company included revenues from specialist activities in "Principal Transactions" revenues in the Consolidated Statements of Income. Due to the occurrence of a Control Event as defined by the joint venture Operating Agreement, triggered in December 2003, the Company is now entitled to designate a majority of the voting members of the joint venture's Management Committee, which would result in a controlling interest. As a result, commencing in fiscal 2004, the Company began consolidating this entity.

Effects of Inflation

The Company's assets are primarily recorded at their current market value and, to a large extent, are liquid in nature. The rate of inflation affects the Company's expenses, such as employee compensation, office leasing costs, information technology and communications charges, which may not be readily recoverable in the price of services offered by the Company. In addition, to the extent that inflation causes interest rates to rise and has other adverse effects on the securities markets and on the value of securities held in inventory, it may adversely affect the Company's financial position and results of operations.

Overall

The Company's principal business activities engender significant market and credit risks. In addition, the Company is subject to operational, legal, funding and other risks. Effective identification, assessment and management of these risks are critical to the success and stability of the Company. As a result, comprehensive risk management procedures have been established to identify, monitor and control each of these major risks. The risk management process encompasses many units independent of the trading desks, including the Risk Management, Global Credit, Global Clearing Services, Controllers, Operations, Compliance, Legal and Financial Analytics & Structured Transactions ("F.A.S.T.") Departments. The Company's diverse securities industry activities help to reduce the impact that volatility in any particular market may have on its net revenues. Funding risk is discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations in the "Liquidity and Capital Resources" section.

The Company has established various management committees that have responsibilities for monitoring and oversight of its activities and risk exposures. Some of these committees are described below.

The Executive Committee is the most senior management committee of the Company. The ultimate approval of decisions regarding the Company's risk appetite and risk-taking capacity rests with the Executive Committee.

The Management & Compensation Committee has primary responsibility for hiring approvals and compensation-related issues. In addition, a number of decisions regarding business risk and other issues are delegated to the Management & Compensation Committee from the Executive Committee.

The Operations Committee is composed of senior managing directors from various departments, primarily representing key internal control functions. The Operations Committee ensures the coordination of key operational, control and regulatory issues across the Company.

The Risk Committee is composed of senior managing directors from each trading department as well as the Risk Management Department. The Risk Committee provides a high level of oversight to trading departments and their trading strategies.

The Credit Policy Committee is composed of senior risk, legal and business managers. The Credit Policy Committee delegates credit approval authority to the Global Credit Committee, approves exposure measurement standards, reviews concentrations of credit risk, sets documentation and credit support standards, and considers new or unusual credit-related transactions.

The Global Credit Committee, which includes several members of the Credit Policy Committee, implements policy through its review and approval of counterparty credit limits.

The Model Review Committee is composed of senior members of the Risk Management, Global Credit and F.A.S.T. Departments, as well as senior business unit managers who have experience developing and using trading models. The Model Review Committee works with staff of the Risk Management Department to ensure that trading models are independently vetted and controlled.

The Principal Activities Committee is composed of senior investment banking, capital markets, credit and risk management professionals. The Principal Activities Committee reviews and approves loan underwriting proposals. Certain leveraged loan commitments, as well as large or unusual credit extensions, are referred by this committee for approval to the Company's Executive Committee.

The Mark-to-Market (MTM) Committee is composed of senior management from the Risk Management and Controllers Departments. The MTM Committee is responsible for ensuring that the approaches used to independently validate the Company's valuations are robust, comprehensive and effective.

The New Products and Special Structured Transactions Committee is composed of senior management from various departments that are responsible for ensuring that identified new businesses and products are reviewed in advance for legal, credit, operational, accounting, market and reputation risk and related concerns. The New Products and Special Structured Transactions Committee meets on a regular basis to review new business proposals and address related issues.

The Corporate Governance Committee is composed of independent directors of the Board of Directors of the Company. This committee is responsible for evaluating the Company and its Board of Directors and management in accordance with the Company's corporate governance policies and applicable legal and regulatory requirements and makes recommendations to the Board of Directors based upon such assessments.

The Disclosure Committee is composed of the chief financial officer, controller, general counsel and chief risk officer. The Disclosure Committee has oversight responsibilities for assisting in the review of disclosures to be made by the Company to help ensure that they are complete and accurate, fairly represent the Company's financial condition and are in compliance with the requirements of applicable securities laws, rules and regulations of the NYSE.

The Company's Ethics Compliance Committee is composed of the Company's ethics compliance officer and senior management from various departments, including Administration, Legal and Compliance. The Ethics Compliance Committee is responsible for administering and enforcing the Company's Code of Business Conduct and Ethics and ethics-related standards and procedures adopted by the Corporate Governance Committee. The Ethics Compliance Committee also evaluates potential conflicts of interest between the Company and its officers.

Market Risk

Market risk generally represents the risk of loss that may result from the potential change in the value of a financial instrument as a result of fluctuations in interest and currency exchange rates, equity and futures prices, changes in the implied volatility of interest rates, foreign exchange rates, equity and futures prices, and price deterioration or changes in value due to changes in market perception or actual credit quality of either the issuer or its country of origin. Market risk can be exacerbated in times of illiquidity where market participants refrain from transacting in normal quantities and/or at normal bid-offer spreads. Market risk is inherent to both cash and derivative financial instruments and, accordingly, the scope of the Company's market risk management procedures includes all market risk-sensitive financial instruments. The Company's exposure to market risk is directly related to its role as a financial intermediary in customer trading transactions and to its proprietary trading, investment and arbitrage activities.

The Company makes dealer markets in investment grade, corporate debt, non-investment-grade corporate ("high yield") debt, US government securities, sovereign debt, emerging markets debt obligations, mortgages and mortgage-backed securities, other collateralized securities and municipal bonds. The Company is also an active market maker and conducts block trading activities in both listed and over-the-counter equity markets. In connection with these activities, the Company may be required to maintain significant inventories to ensure availability and to facilitate customer order flow. The Company is also engaged as a dealer in both listed and over-the-counter derivatives and, accordingly, enters into transactions such as interest rate and cross-currency swaps, over-the-counter options on interest rates and foreign currencies, various credit default swaps and equity swaps and options, all as part of its customer and proprietary trading activities. In connection with these activities, the Company attempts to mitigate its exposure to market risk by entering into hedging transactions, which may include listed and over-the-counter derivatives contracts or the purchase or sale of securities, financial futures and options on futures or forward contracts. Additionally, the Company has a controlling interest in a majority-owned joint venture that transacts in specialist activities on the NYSE and International Securities Exchange. Stock exchange rules require that specialists maintain an orderly market, including purchasing shares in a declining market, which may result in trading losses.

The Company's arbitrage activities are designed to take advantage of market price discrepancies in securities trading in different markets, between related products or derivative instruments. Arbitrage activities involve maintaining offsetting positions in other financial instruments. In many instances, the Company may be required to purchase or sell derivative financial instruments as part of the arbitrage of a cash market security. These transactions may involve forward-settling transactions such as forwards or futures, where the objective may be to capture differences in the time value of money, or options transactions, which seek to capture differences between the expected and actual volatility of the underlying instrument. The Company attempts to mitigate market risk in these activities by entering into hedging transactions.

Managing risk at the Company begins with the expertise and experience of trading department management. Senior managing directors in each department have extensive knowledge of the specialized products, markets and activities in which they do business. Their experience and insight are supplemented by risk management procedures that monitor and evaluate the Company's risk profile. Those procedures begin with the Company marking its financial instruments owned to fair value on a daily basis and producing daily profit and loss statements for senior management covering all trading departments.

The cornerstone of these procedures is constant communication between trading department management and senior management concerning inventory positions and market risk profile. This process culminates each week with the trading departments making formal reports of positions, profits and losses and certain trading strategies to the Risk Committee.

The Company believes that a clear understanding of how its positions generate profit or loss on a daily basis is crucial to managing risk. Many of the independent units are actively involved in ensuring the integrity and clarity of the daily profit and loss statements. Activities include daily and monthly price verification procedures, position reconciliation, review of pricing models and review of recording of complex transactions. Furthermore, the Company uses market-based credit pricing to estimate the appropriate credit reserves associated with certain counterparty credit exposures.

In addition, trading desk management, senior management and independent units also review the age and composition of proprietary accounts and review risk reports appropriate to the risk profile of each trading activity. Risk limits are established and monitored, market conditions are evaluated, certain transactions are reviewed in detail, and quantitative methods such as value-at-risk and stress testing are employed (see "Value-at-Risk"). These procedures better ensure that trading strategies are followed within acceptable risk parameters.

The Risk Management Department is independent of all trading areas and reports directly to the Executive Committee. The goals of the department are to understand the market risk profile of each trading area, to consolidate common risks on a firmwide basis, to articulate large trading or position risks to senior management, to provide traders with perspectives on their positions and to better ensure accurate mark-to-market pricing. The department supplements the communication between trading managers and senior management by providing its independent perspective on the Company's market risk profile via a daily risk highlights report that is distributed to a number of senior managers in the Company.

The Company is an active participant in over-the-counter markets, including derivatives, commercial and residential mortgage loans, leveraged loans and Chapter 13 and other credit card receivables. The nature of many of these financial instruments is such that they are valued through the use of models. The complexities and reduced transparency inherent in financial instruments valued using models, as compared with exchange-traded prices or other quoted market valuations, introduce a particular element of operational risk into the Company's business. In most cases, internal valuation models are developed by staff within the F.A.S.T. Department. Traders and trading management supplement and review the development efforts. A further level of review is performed by the independent model review team within the Risk Management Department. Results of the independent model review process are presented to the Model Review Committee. In certain cases, the Company is also able to compare its model-based valuations with counterparties in conjunction with collateral exchange agreements. Senior trading managers and independent Risk Management also emphasize the importance of two-way trading in financial instruments valued using models in order to verify the accuracy of the models. While the Company believes these controls to be effective, it is also important to note that the risk of model-based valuations is inherent in a number of the Company's activities.

Following is a discussion of the Company's primary market risk exposures as of November 30, 2004 and November 30, 2003, including a discussion of how those exposures are currently managed. The following discussion of the Company's risk management procedures for its principal risks and the estimated amounts of the Company's market risk exposure generated by the Company's statistical analyses contains forward-looking statements. The analyses used to assess such risks are not predictions of future events, and actual results may vary significantly from such analyses due to events in the markets in which the Company operates and certain other factors as described herein.

Interest Rate Risk

Interest rate risk is a consequence of maintaining market-making and proprietary inventory positions and trading in interest rate-sensitive financial instruments. In connection with the Company's dealer and arbitrage activities, including market making in over-the-counter derivatives contracts, the Company exposes itself to interest rate risk arising from changes in the level or volatility of interest rates, mortgage prepayment speeds or the level and shape of the yield curve. The Company's fixed income activities also expose it to the risk of loss related to changes in credit spreads on debt instruments. Credit spread risk arises from the potential that changes in an issuer's credit rating or credit perception could affect the value of financial instruments. Credit risk resulting from default on counterparty obligations is discussed in the "Credit Risk" section. The Company attempts to hedge its exposure to interest rate risk primarily through the use of interest rate swaps, options, eurodollar and US government securities, and futures and forward contracts designed to reduce the Company's risk profile. Credit spread risk is hedged through the use of credit derivatives such as credit default swaps, as well as offsetting long or short positions in various related securities.

Foreign Exchange Rate Risk

Foreign exchange rate risk arises from the possibility that changes in foreign exchange rates will affect the value of financial instruments. When the Company buys or sells a foreign currency or a financial instrument denominated in a currency other than US dollars, exposure exists from a net open currency position. Until the position is covered by selling or buying the equivalent amount of the same currency or by entering into a financing arrangement denominated in the same currency, the Company is exposed to a risk that the exchange rate may move against it. The Company attempts to hedge the risk arising from its foreign exchange activities primarily through the use of currency borrowing, swaps, options, forwards and futures.

Equity Price Risk

The Company is exposed to equity price risk through making markets in equity securities, distressed debt, equity derivatives as well as specialist activities. Equity price risk results from changes in the level or volatility of equity prices, which affect the value of equity securities or instruments that derive their value from a particular stock, a basket of stocks or a stock index. The Company attempts to reduce the risk of loss inherent in its inventory of equity securities by entering into hedging transactions, including equity options and futures, designed to mitigate the Company's market risk profile.

Value-at-Risk

An estimation of potential losses that could arise from changes in market conditions is typically accomplished through the use of statistical models, known as value-at-risk ("VaR"), that seek to predict risk of loss based on historical and/or market-implied price and volatility patterns. VaR estimates the probability of the value of a financial instrument rising above or falling below a specified amount. The calculation uses the simulated changes in value of the market risk-sensitive financial instruments to estimate the amount of change in the current value that could occur at a specified probability level.

The Company has performed an entity-wide VaR analysis of the Company's financial assets and liabilities, including financial instruments owned and sold, repurchase and resale agreements and funding assets and liabilities. The Company regularly evaluates and enhances such VaR models in an effort to more accurately measure risk of loss. Certain equity-method investments and non-publicly traded investments are not reflected in the VaR results. The VaR related to certain non-trading financial instruments has been included in this analysis and is not reported separately because the amounts are not material. The calculation is based on a methodology that uses a one-day interval and a 95% confidence level. The Company uses a historical simulation approach for VaR, which is supplemented by statistical risk add-ons for risk factors that do not lend themselves readily to historical simulation. Historical simulation involves the generation of price movements in a portfolio using price sensitivities, and actual historical movements of the underlying risk factors to which the securities are sensitive. Risk factors incorporated via historical simulation include interest rate movements, yield curve shape, general market credit spreads, equity price movement, option volatility movement (for certain option types) and foreign exchange movement, among others. Risk factors incorporated via add-on factors include the risk of specific bond issuers, among others. The Company believes that its VaR methodologies are consistent with industry practices for these calculations.

VaR has inherent limitations, including reliance on historical data, which may not accurately predict future market risk, and the quantitative risk information generated is limited by the parameters established in creating the models. There can be no assurance that actual losses occurring on any one day arising from changes in market conditions will not exceed the VaR amounts shown below or that such losses will not occur more than once in 20 trading days. VaR is not likely to accurately predict exposures in markets that exhibit sudden fundamental changes or shifts in market conditions or established trading relationships. Many of the Company's hedging strategies are structured around likely established trading relationships and, consequently, those hedges may not be effective and VaR models may not accurately predict actual results. Furthermore, VaR calculated for a one-day horizon does not fully capture the market risk of positions that cannot be liquidated in a one-day period. However, the Company believes VaR models are an established methodology for the quantification of risk in the financial services industry despite these limitations. VaR is best used in conjunction with other financial disclosures in order to assess the Company's risk profile.

The aggregate VaR presented here is less than the sum of the individual components (i.e., interest rate risk, foreign exchange rate risk, equity risk), due to the benefit of diversification among the risks. The following table illustrates the VaR for each component of market risk as of November 30, 2004 and 2003. Commodity risk has been excluded due to immateriality at November 30, 2004 and 2003.

	2004	2003
(in millions)		
MARKET RISK		
Interest rate	**$15.3**	$14.9
Currency	**1.4**	0.9
Equity	**2.8**	3.7
Diversification benefit	**(4.7)**	(4.2)
Aggregate VaR	**$14.8**	$15.3

The table below illustrates the high, low and average (calculated on a monthly basis) VaR for each component of market risk and aggregate market risk during fiscal 2004:

	High	Low	Average
(in millions)			
MARKET RISK			
Interest rate	$16.3	$13.3	$15.1
Currency	2.2	0.7	1.5
Equity	7.2	2.7	4.6
Aggregate VaR	17.4	14.4	15.8

As previously discussed, the Company utilizes a wide variety of market risk management methods, including trading limits; marking all positions to market on a daily basis; daily profit and loss statements; position reports; daily risk highlight reports; aged inventory position reports; and independent verification of inventory pricing. Additionally, management of each trading department reports positions, profits and losses and notable trading strategies to the Risk Committee on a weekly basis. The Company believes that these procedures, which stress timely communication between traders, trading department management and senior management, are the most important elements of the risk management process.

Stress testing (also referred to as scenario analysis) measures the risk of loss over a variety of extreme market conditions that are defined in advance. Stress testing is a key methodology used in the management of market risk as well as counterparty credit risk (see "Credit Risk"). Stress tests are calculated at the firmwide level for particular trading books, for particular customer accounts and for particular individual positions. Stress tests are performed on a regular basis as well as on an ad hoc basis, as deemed appropriate. The ongoing evaluation process of trading risks as well as the consideration of new trading positions commonly incorporates an ad hoc discussion of "what-if" stressed market conditions and their impact on profitability. This analysis varies in its degree of formality based on the judgment of trading department management, risk management and senior managers. While the Company recognizes that no methodology can perfectly predict future market conditions, it believes that these tools are an important supplement to the Company's risk management process. The Company expects to continue to develop and refine its formal stress testing methodologies.

The following charts represent a summary of the daily principal transactions revenues and reflect a combination of trading revenues, net interest revenues for certain trading areas and other revenues for the fiscal years ended November 30, 2004 and November 30, 2003, respectively. These charts represent a historical summary of the results generated by the Company's trading activities as opposed to the probability approach used by the VaR model. The average daily trading profit was $14.0 million and $13.1 million for the fiscal years ended November 30, 2004 and 2003, respectively. There were eight daily trading losses for the fiscal year ended November 30, 2004. Daily trading losses never exceeded the reported average VaR amounts during the fiscal year ended November 30, 2004. There were no daily trading losses for the fiscal year ended November 30, 2003. The frequency distribution of the Company's daily net trading revenues reflects the Company's historical ability to manage its exposure to market risk and the diversified nature of its trading activities. Market conditions were favorable for the Company's trading activity in both its fiscal years ending November 30, 2004 and 2003. Hedging strategies were generally effective as established trading relationships remained substantially intact and volatility tended to be lower than historical norms. No guarantee can be given regarding future net trading revenues or future earnings volatility. However, the Company believes that these results are indicative of its commitment to the management of market trading risk.

DISTRIBUTION OF DAILY NET TRADING REVENUES

Fiscal Year Ended November 30, 2004


80
70
60
50
40
30
20
10
0
NUMBER OF TRADING DAYS
(10+)
(10)-(5)
(5)-0
0-5
5-10
10-15
15-20
20-25
25-30
30+
DAILY NET TRADING REVENUES ($ IN MILLIONS)

Fiscal Year Ended November 30, 2003


80
70
60
50
40
30
20
10
0
NUMBER OF TRADING DAYS
(10+)
(10)-(5)
(5)-0
0-5
5-10
10-15
15-20
20-25
25-30
30+
DAILY NET TRADING REVENUES ($ IN MILLIONS)

Credit Risk

Credit risk arises from potential non-performance by counterparties, customers, borrowers or debt security issuers. The Company is exposed to credit risk as trading counterparty to dealers and customers, as direct lender, as holder of securities and as member of exchanges and clearing organizations. The Company has established policies and procedures to manage credit risk.

Dedicated professionals in several departments contribute to the administration of the Company's credit policies and procedures. The responsible groups include Global Credit, Operations and Administration (Margin), Risk Management, Global Clearing Services (Prime Brokerage) and Investment Banking.

The Global Credit Department monitors and controls extensions of credit to customers and dealer counterparties and, in conjunction with the Credit Policy Committee and its subcommittee, the Global Credit Committee, establishes and reviews appropriate credit limits and collateral requirements for customers and dealer counterparties. Credit limits are set to control potential exposure arising from repurchase and resale agreements, stock borrowing or loan facilities, derivative financial instruments and other products that may give rise to secured and unsecured credit.

The Global Credit Department professionals assess the creditworthiness of the Company's counterparties, assign an internal credit rating that reflects the Global Credit Department's quantitative and qualitative assessment of each counterparty's relative probability of default, and assign or recommend credit limits and requirements. In addition, credit and quantitative analysts assess the quality and acceptability of collateral, measure potential credit exposure associated with certain transactions, monitor compliance with credit limits, obtain appropriate legal documentation and provide comprehensive credit risk reporting for senior management.

The Company measures its actual credit exposure (the replacement cost of counterparty contracts) on a daily basis. Master netting agreements, collateral and credit insurance are used to mitigate counterparty credit risk. The credit exposures reflect these risk-reducing features to the extent they are legally enforceable. The Company's net replacement cost of derivatives contracts in a gain position at November 30, 2004 and November 30, 2003 approximated $4.56 billion and $4.11 billion, respectively. Exchange-traded financial instruments, which typically are guaranteed by a highly rated clearing organization, have margin requirements that substantially mitigate risk of credit loss.

The following table summarizes the counterparty credit quality of the Company's exposure with respect to over-the-counter derivatives (including foreign exchange and forward-settling mortgage transactions) as of November 30, 2004:

OVER-THE-COUNTER DERIVATIVES CREDIT EXPOSURE(1)

Rating(2)	Exposure	Collateral(3)	Exposure, Net of Collateral(4)	Percentage of Exposure, Net of Collateral
(in millions)				
AAA	$1,479	$447	$1,185	26%
AA	3,211	1,400	1,865	41%
A	1,884	941	985	22%
BBB	387	438	185	4%
BB and lower	1,385	2,244	338	7%
Non-rated	2	1	2	0%

(1) Excluded are covered transactions structured to ensure that the market values of collateral will at all times equal or exceed the related exposures. The net exposure for these transactions will, under all circumstances, be zero.

(2) Internal counterparty credit ratings, as assigned by the Company's Credit Department, converted to rating agency equivalents.

(3) For lower-rated counterparties, the Company generally receives collateral in excess of the current market value of derivatives contracts.

(4) In calculating exposure net of collateral, collateral amounts are limited to the amount of current exposure for each counterparty. Excess collateral is not applied to reduce exposure because such excess in one counterparty portfolio cannot be applied to deficient collateral in a different counterparty portfolio.

The Company establishes potential exposure limits across a variety of financing and trading products for all counterparties on a group and individual entity basis. Potential exposure is the statistically estimated net credit exposure associated with adverse market moves over the life of transactions at a 97.7% confidence interval. For over-the-counter derivatives and foreign exchange contracts, the potential exposure is estimated daily, using sophisticated, internally developed risk models that employ Monte Carlo simulations. Potential exposure estimates consider the size and maturity of contracts; the volatility of, and correlations among, the underlying assets, indices and currencies; settlement mechanisms; rights to demand additional collateral; and other legally enforceable credit mitigants such as third-party guarantees or insurance. For other credit-sensitive fixed income products, potential exposure limits are converted to notional amounts using appropriate risk factors.

The Company establishes country concentration limits and monitors actual and potential exposures, including both position and counterparty exposures, in emerging markets. The Sovereign Risk Unit evaluates international macroeconomic conditions and recommends country concentration limits. The

Company limits and monitors its exposure to sovereign default, devaluation and inconvertibility of local currencies.

The Margin Department is responsible for evaluating the risk of extending loans to the Company's customers secured by certain marketable securities. The department evaluates the acceptability of collateral and actively monitors to ensure that collateral received meets regulatory and internal requirements. Internal (or "house") margin requirements generally exceed minimum regulatory requirements and may be adjusted for specific securities based on volatility or liquidity. The Special Credit Services unit of the Global Credit Department evaluates and sets terms for loans secured by restricted or control stock, emerging markets securities and concentrated or less liquid securities.

The Risk Management Department is responsible for monitoring the market risk of the Company's proprietary positions. As part of its duties, the group evaluates the credit quality of securities positions held in inventory to quantify and limit the risk to the Company of issuer default or changes in credit spreads. In a similar manner, the department also evaluates the credit quality of reference issuer obligations associated with derivatives contracts whose values are linked to the credit quality or credit spread trading level of reference issuers.The department monitors issuer credit exposures across the various cash and derivatives trading desks that trade in securities or derivatives of the same or related issuers to monitor aggregate exposures.This process also aggregates counterparty credit exposures with issuer exposures to produce a more comprehensive perspective on the Company's exposure to credit risks.

The Company is subject to concentration risk by holding large positions or committing to hold large positions in certain types of securities, securities of a single issuer, including governments, issuers located in a particular country or geographic area, or issuers engaged in a particular industry. Positions taken and commitments made by the Company, including underwriting, often involve substantial amounts and significant exposure to individual issuers and businesses, including non-investment-grade issuers. At November 30, 2004, the Company's most significant concentrations are related to US government and agency inventory positions, including those of the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac"). In addition, a substantial portion of the collateral held by the Company for reverse repurchase agreements consists of securities issued by the US government and agencies. The Company seeks to limit concentration risk through the use of the systems and procedures described in the preceding discussions of market and credit risk.

Global Clearing Services carries the accounts of professional clients, including floor traders and specialists, arbitrageurs, broker-dealers, hedge funds and fund of funds groups. These clients employ a wide variety of trading styles, including option hedging, market-neutral statistical arbitrage, risk arbitrage, hedged convertible strategies and multiple fixed income strategies. Trading strategies are employed in both domestic and international markets. The extension of credit, via secured margin debt for a given customer, is determined by the Risk Department of Global Clearing Services using a systematic analysis of the securities held and trading strategy that such customer employs. Global Clearing Services has established a risk-based margin lending policy under which the minimum capital requirement for a portfolio may be greater than the applicable regulatory capital requirement for the sum of the underlying constituents of that portfolio.

Client portfolios are analyzed and evaluated daily through extensive stress testing simulations designed to estimate market-related risk under different scenarios. Using its internally developed risk management system, known as RACS (Risk Analytic Control System), the Risk Department is able to analyze every professional client's portfolio prior to each market opening as well as to track that portfolio on an intra-day basis. Client positions are simulated across more than 200 different scenarios resulting in a wide variety of potential profit and loss possibilities. Some basic assumptions used in the analysis are minimum portfolio moves of 20% as well as minimum moves in individual securities of 25% or more. Other scenarios include price movement tests of 1 and 2 standard deviations, fixed percentage moves, beta-weighted and market capitalization-driven extreme price moves. Scenarios are constructed in such a way as to assess position and portfolio sensitivities to changes in underlying prices, volatilities, interest rates, credit spreads, cross-currency rates and forward time horizons. Experienced managers review the results of the stress testing to determine whether additional margin is necessary. In addition to client-level security and portfolio analysis, the system produces over 40 various reports that provide multi-dimensional views, which include industry exposures, country/region exposures and security concentration and liquidity risk.

The Loan Portfolio Management Group is responsible for managing the credit risk in the Company's loan portfolio. The group is responsible for evaluating transactions originated by investment bankers and advising on pricing or other considerations during the due diligence process. Specific portfolio limits have been established for the various types of lending, and there are formally approved guidelines for hedging the loan portfolio.

Operational Risk

Operational risk is the potential for loss arising from inadequate or failed internal process, people or systems, or from external events. This includes, but is not limited to, limitations in the Company's financial systems and controls, deficiencies in legal documentation, non-compliance with the execution of legal, regulatory and fiduciary responsibilities, deficiencies in technology and the risk of loss attributable to operational problems. These risks are less direct than credit and market risk, but managing them is critical, particularly in a rapidly changing environment with increasing regulation and transaction volumes. In an effort to reduce or mitigate these risks, the Company has established and maintains an internal control environment that incorporates various control mechanisms at different levels throughout the organization and within such departments as Controllers, Operations, Legal, Risk Management, Global Credit, Compliance and Internal Audit. These control mechanisms are designed to better ensure that operational policies and procedures are being followed and that the Company's various businesses are operating within established corporate policies and limits.

In addition to these existing control mechanisms, the Company launched an initiative in 2004 to formally establish an Operational Risk Management function with a view to facilitating internal communication, disclosure, and supervisory review of operational risk management practices. The Operational Risk Management function has responsibilities related to the development, consistent application and oversight of operational risk policies, processes and procedures firmwide. The function is independent of all business units and formally reports jointly to the heads of Global Credit and Risk Management. The Company intends to continue the development of the independent Operational Risk Management function in line with industry practices.

Management of the Company has established and maintains effective internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

The Company has invested heavily in technology over the years to have the ability to gather and process information efficiently and to handle the wide variety of products and services the Company offers. In addition, the Company's investment in technology allows the Company to communicate information efficiently and securely to customers and to groups within the Company.

Legal Risk

Legal risk includes the risk of non-compliance with applicable legal and regulatory requirements and the risk that a counterparty will not perform on its obligations due to non-credit-related conditions, including counterparty legal authority and capacity. The Company is generally subject to extensive regulation in the various jurisdictions in which it conducts its business. The Company has established procedures based on legal and regulatory requirements on a worldwide basis that are designed to ensure compliance with applicable statutory and regulatory requirements. The Company has established policies and procedures in an effort to mitigate the risk that counterparty performance obligations will be unenforceable.

Other Risks

Other risks encountered by the Company include political, regulatory and tax risks. These risks reflect the potential impact that changes in local and international laws, regulatory requirements or tax statutes have on the economics and viability of current or future transactions. In an effort to mitigate these risks, the Company seeks to continuously review new and pending regulations and legislation and participates in various industry interest groups.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of The Bear Stearns Companies Inc. and subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed under the supervision of the Company's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with generally accepted accounting principles.

The Company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of November 30, 2004. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*. Based on its assessment, management believes that, as of November 30, 2004, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm has audited management's assessment of the effectiveness of the Company's internal control over financial reporting as of November 30, 2004, as stated in their report, appearing on page 62, which expresses unqualified opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting as of November 30, 2004.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte.

To the Board of Directors and Stockholders of The Bear Stearns Companies Inc.

We have audited management's assessment, included in the accompanying The Bear Stearns Companies Inc. Management's Report on Internal Control Over Financial Reporting, that The Bear Stearns Companies Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of November 30, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of November 30, 2004, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2004, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial condition as of November 30, 2004 and the related consolidated statements of income, cash flows and changes in stockholders' equity for the year ended November 30, 2004 of the Company and our report dated February 11, 2005 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company's adoption of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123," in 2003.

Deloitte & Touche LLP

New York, New York
February 11, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte.

To the Board of Directors and Stockholders of The Bear Stearns Companies Inc.

We have audited the accompanying consolidated statements of financial condition of The Bear Stearns Companies Inc. and subsidiaries (the "Company") as of November 30, 2004 and 2003, and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the three years in the period ended November 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Bear Stearns Companies Inc. and subsidiaries as of November 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123," in the fiscal year ended November 30, 2003.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of November 30, 2004, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 11, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

New York, New York
February 11, 2005

THE BEAR STEARNS COMPANIES INC.

CONSOLIDATED STATEMENTS OF INCOME

Fiscal Years Ended November 30,	2004	2003	2002
(in thousands, except share and per share data)			
REVENUES			
Commissions	**$1,178,074**	$1,077,926	$1,110,974
Principal transactions	**3,535,370**	3,292,888	2,537,799
Investment banking	**1,148,650**	904,612	833,480
Interest and dividends	**2,317,315**	1,955,373	2,232,159
Other income	**242,493**	164,645	176,404
Total revenues	**8,421,902**	7,395,444	6,890,816
Interest expense	**1,609,019**	1,400,953	1,762,580
Revenues, net of interest expense	**6,812,883**	5,994,491	5,128,236
NON-INTEREST EXPENSES			
Employee compensation and benefits	**3,253,862**	2,880,695	2,508,197
Floor brokerage, exchange and clearance fees	**230,652**	180,548	197,266
Communications and technology	**369,176**	365,317	382,857
Occupancy	**141,916**	137,778	152,523
Advertising and market development	**113,800**	106,506	102,984
Professional fees	**197,086**	133,304	132,927
Other expenses	**484,237**	418,074	340,519
Total non-interest expenses	**4,790,729**	4,222,222	3,817,273
Income before provision for income taxes	**2,022,154**	1,772,269	1,310,963
Provision for income taxes	**677,421**	615,863	432,618
Net income	**$1,344,733**	$1,156,406	$ 878,345
Net income applicable to common shares	**$1,316,661**	$1,125,031	$ 842,739
Basic earnings per share	**$ 10.88**	$ 9.44	$ 7.00
Diluted earnings per share	**$ 9.76**	$ 8.52	$ 6.47
Weighted average common shares outstanding:			
Basic	**127,468,061**	127,819,514	132,798,359
Diluted	**145,284,589**	145,027,266	146,346,111

See Notes to Consolidated Financial Statements.

THE BEAR STEARNS COMPANIES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

As of November 30,	2004	2003
(in thousands, except share data)		
ASSETS		
Cash and cash equivalents	$ 4,173,385	$ 3,837,570
Cash and securities deposited with clearing organizations or segregated in compliance with federal regulations	4,422,698	8,657,065
Securities purchased under agreements to resell	45,395,149	33,822,695
Securities received as collateral	8,823,117	5,496,832
Securities borrowed	69,793,266	73,317,962
Receivables:		
Customers	32,114,305	19,646,879
Brokers, dealers and others	2,934,347	3,730,306
Interest and dividends	315,686	268,054
Financial instruments owned, at fair value		
Pledged as collateral	36,906,933	32,349,781
Not pledged as collateral	44,296,167	26,882,877
Assets of variable interest entities	1,936,690	—
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $841,008 and $816,646 in 2004 and 2003, respectively	381,403	381,262
Other assets	4,456,748	3,776,827
Total Assets	$ 255,949,894	$ 212,168,110
LIABILITIES & STOCKHOLDERS' EQUITY		
Short-term borrowings	$ 12,210,832	$ 13,387,662
Securities sold under agreements to repurchase	58,604,250	47,464,156
Obligation to return securities received as collateral	8,823,117	5,496,832
Securities loaned	10,718,592	6,648,165
Payables:		
Customers	79,383,952	68,666,893
Brokers, dealers and others	5,150,696	2,676,351
Interest and dividends	568,525	567,575
Financial instruments sold, but not yet purchased, at fair value	29,475,880	27,109,147
Liabilities of variable interest entities	1,861,550	—
Accrued employee compensation and benefits	1,677,655	1,376,215
Other liabilities and accrued expenses	1,640,696	1,312,061
	210,115,745	174,705,057
Commitments and contingencies (Note 17)		
Long-term borrowings	36,843,277	29,430,465
Guaranteed Preferred Beneficial Interests in Company Subordinated Debt Securities	—	562,500
STOCKHOLDERS' EQUITY		
Preferred stock	448,148	538,415
Common stock, $1.00 par value; 500,000,000 shares authorized as of November 30, 2004 and November 30, 2003; 184,805,848 shares issued as of November 30, 2004 and 2003	184,806	184,806
Paid-in capital	3,548,379	3,245,380
Retained earnings	6,176,871	4,954,508
Employee stock compensation plans	2,666,879	2,299,170
Unearned compensation	(158,662)	(188,952)
Treasury stock, at cost:		
Common stock: 81,018,928 and 82,233,811 shares as of November 30, 2004 and 2003, respectively	(3,875,549)	(3,563,239)
Total Stockholders' Equity	8,990,872	7,470,088
Total Liabilities and Stockholders' Equity	$ 255,949,894	$ 212,168,110

See Notes to Consolidated Financial Statements.

THE BEAR STEARNS COMPANIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Years Ended November 30,	2004	2003	2002
(in thousands)			
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	**$1,344,733**	$1,156,406	$ 878,345
Adjustments to reconcile net income to cash used in operating activities:			
Non-cash items included in net income:			
Depreciation and amortization	**128,292**	139,276	161,879
Deferred income taxes	**(82,575)**	(184,830)	(24,374)
Employee stock compensation plans	**763,162**	729,406	533,240
Other	**8,598**	10,467	16,043
Changes in operating assets and liabilities:			
Cash and securities deposited with clearing organizations or segregated in compliance with federal regulations	**4,234,367**	(1,556,927)	2,187,535
Securities borrowed, net of securities loaned	**7,595,123**	(19,192,301)	259,983
Financial instruments owned	**(21,418,456)**	(5,307,641)	(5,130,001)
Other assets	**(588,657)**	(185,553)	(61,183)
Securities sold under agreements to repurchase, net of securities purchased under agreements to resell	**(432,360)**	5,677,494	(428,843)
Net payables to customers	**(1,750,367)**	13,311,105	(322,352)
Net payables to brokers, dealers and others	**2,996,454**	(3,109,166)	678,192
Financial instruments sold, but not yet purchased	**2,366,733**	2,687,874	(327,767)
Accrued employee compensation and benefits	**302,727**	214,691	(120,267)
Other liabilities and accrued expenses	**2,355,022**	392,248	487,722
Cash used in operating activities	**(2,177,204)**	(5,217,451)	(1,211,848)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of property, equipment and leasehold improvements	**(128,433)**	(36,711)	(126,617)
Cash used in investing activities	**(128,433)**	(36,711)	(126,617)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net (payments for) proceeds from short-term borrowings	**(1,176,830)**	(1,022,164)	751,316
Net proceeds from issuances of long-term borrowings	**11,248,786**	11,198,660	5,006,611
Payments for retirement/repurchase of long-term borrowings	**(6,653,510)**	(6,066,144)	(5,239,816)
Proceeds from issuances of derivatives with a financing element, net	**273,849**	501,907	—
Issuance of common stock	**235,812**	78,004	26,436
Redemption of preferred stock issued by a subsidiary	**(300,000)**	—	(200,000)
Redemption of preferred stock	**(89,037)**	(27,659)	(91,336)
Treasury stock purchases—common stock	**(780,827)**	(986,193)	(629,664)
Cash dividends paid	**(116,791)**	(104,964)	(97,544)
Cash provided by (used in) financing activities	**2,641,452**	3,571,447	(473,997)
Net increase (decrease) in cash and cash equivalents	**335,815**	(1,682,715)	(1,812,462)
Cash and cash equivalents, beginning of year	**3,837,570**	5,520,285	7,332,747
Cash and cash equivalents, end of year	**$4,173,385**	$3,837,570	$5,520,285

See Notes to Consolidated Financial Statements.

THE BEAR STEARNS COMPANIES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in thousands, except share and per share data)	Preferred Stock	Common Stock $1 Par Value	Paid-in Capital	Retained Earnings	Employee Stock Compensation Plans	Unearned Compensation	Treasury Stock: Adjustable-Rate Cumulative Preferred Stock, Series A-$50 Liquidation Preference	Treasury Stock: Common Stock	Total
BALANCE, NOVEMBER 30, 2001	$800,000	$184,806	$2,728,981	$3,118,635	$2,015,375	$(230,071)	$(103,421)	$(2,885,778)	$5,628,527
Net income				878,345					
Dividends declared—									
Common ($0.62 per share)				(67,140)	6,369				
Preferred				(36,400)					
Treasury stock—									
Common stock purchased (10,490,940 shares)								(626,999)	
Common stock issued out of treasury (10,473,241 shares)			11,320		(319,148)			339,690	
Redemption of preferred stock	(107,168)			15,832					
Income tax benefit related to distributions from employee stock compensation plans			128,128						
Unearned employee stock compensation, net						21,483			
Employee stock compensation awards, net					511,383				
Amortization of preferred stock issue costs			(2,139)						
BALANCE, NOVEMBER 30, 2002	$692,832	$184,806	$2,866,290	$3,909,272	$2,213,979	$(208,588)	$(103,421)	$(3,173,087)	$6,382,083
Net income				1,156,406					
Dividends declared—									
Common ($0.74 per share)				(80,318)	7,333				
Preferred				(31,572)					
Treasury stock—									
Common stock purchased (14,037,987 shares)								(986,193)	
Common stock issued out of treasury (16,585,635 shares)			17,934		(534,723)			596,041	
Redemption of preferred stock	(154,417)		22,617	720			103,421		
Income tax benefit related to distributions from employee stock compensation plans			247,475						
Unearned employee stock compensation, net						19,636			
Employee stock compensation awards, net			92,709		612,581				
Amortization of preferred stock issue costs			(1,645)						
BALANCE, NOVEMBER 30, 2003	$538,415	$184,806	$3,245,380	$4,954,508	$2,299,170	$(188,952)	$ –	$(3,563,239)	$7,470,088

THE BEAR STEARNS COMPANIES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

continued

							Treasury Stock		
(in thousands, except share and per share data)	Preferred Stock	Common Stock $1 Par Value	Paid-in Capital	Retained Earnings	Employee Stock Compensation Plans	Unearned Compensation	Adjustable-Rate Cumulative Preferred Stock, Series A-$50 Liquidation Preference	Common Stock	Total
BALANCE, NOVEMBER 30, 2003	$538,415	$184,806	$3,245,380	$4,954,508	$2,299,170	$(188,952)	$ –	$ (3,563,239)	$7,470,088
Net income				**1,344,733**					
Dividends declared—									
Common ($0.85 per share)				**(94,888)**	**7,199**				
Preferred				**(28,712)**					
Treasury stock—									
Common stock purchased (9,236,141 shares)								**(780,827)**	
Common stock issued out of treasury (10,454,157 shares)			**41,631**		**(272,293)**			**468,517**	
Redemption of preferred stock	**(90,267)**			**1,230**					
Income tax benefit related to distributions from employee stock compensation plans			**163,887**						
Unearned employee stock compensation, net						**30,290**			
Employee stock compensation awards, net			**98,940**		**632,803**				
Amortization of preferred stock issue costs			**(1,459)**						
BALANCE, NOVEMBER 30, 2004	**$448,148**	**$184,806**	**$3,548,379**	**$6,176,871**	**$2,666,879**	**$(158,662)**	**$ –**	**$(3,875,549)**	**$8,990,872**

See Notes to Consolidated Financial Statements.

1. Summary of Significant Accounting Policies

Basis of Presentation

The Bear Stearns Companies Inc. (the "Company") is a holding company that through its broker-dealer and international bank subsidiaries, principally Bear, Stearns & Co. Inc. ("Bear Stearns"); Bear, Stearns Securities Corp. ("BSSC"); Bear, Stearns International Limited ("BSIL") and Bear Stearns Bank plc ("BSB"), is primarily engaged in business as a securities broker-dealer and operates in three principal segments: Capital Markets, Global Clearing Services and Wealth Management. Capital Markets comprises the institutional equities, fixed income and investment banking areas. Global Clearing Services provides clearance-related services for prime brokerage clients and clearance on a fully disclosed basis for introducing broker-dealers. Wealth Management comprises the private client services ("PCS") and asset management areas. See Note 19, "Segment and Geographical Area Data," in the Notes to Consolidated Financial Statements. The Company also conducts significant activities through other wholly owned subsidiaries, including: Bear Stearns Global Lending Limited, Custodial Trust Company, Bear Stearns Financial Products Inc., Bear Stearns Capital Markets Inc., Bear Stearns Credit Products Inc., Bear Stearns Forex Inc., EMC Mortgage Corporation and Bear Stearns Commercial Mortgage, Inc. All material intercompany transactions and balances have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform to the current year's presentation. As used in this report, the "Company" refers (unless the context requires otherwise) to The Bear Stearns Companies Inc. and its subsidiaries.

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and other entities in which the Company has a controlling financial interest. The Company's policy is to consolidate all entities in which it owns more than 50% of the outstanding voting stock unless it does not control the entity. In accordance with Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46 (R), "Consolidation of Variable Interest Entities" ("FIN No. 46 (R)"), the Company also consolidates any variable interest entities for which it is the primary beneficiary. The assets and related liabilities of such variable interest entities have been shown in the Consolidated Statements of Financial Condition in the captions "Assets of variable interest entities" and "Liabilities of variable interest entities." See Note 6, "Consolidation of Variable Interest Entities," in the Notes to Consolidated Financial Statements.

The Company participates, through a majority-owned joint venture, in specialist activities on the New York Stock Exchange ("NYSE") and International Securities Exchange ("ISE"). Due to the occurrence of a Control Event, as defined by the joint venture Operating Agreement, triggered in December 2003, the Company began consolidating this entity beginning in the first quarter of fiscal 2004.

When the Company does not have a controlling financial interest in an entity, but exerts significant influence over the entity's operating and financial decisions (generally defined as owning a voting or economic interest of 20% to 50%), the Company applies the equity method of accounting.

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. These principles require management to make certain estimates and assumptions, including those regarding inventory valuations, stock compensation, certain accrued liabilities and the potential outcome of litigation and tax matters, which may affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ materially from these estimates.

Financial Instruments

Proprietary securities, futures and other derivatives transactions are recorded on a trade date basis. Financial instruments owned and financial instruments sold, but not yet purchased, including contractual commitments arising pursuant to futures, forward and option contracts, interest rate swaps and other derivatives contracts, are recorded at fair value with the resulting net unrealized gains and losses reflected in "Principal Transactions" revenues in the Consolidated Statements of Income.

Fair value is generally based on quoted market prices. If quoted market prices are not available, or if liquidating the Company's position is reasonably expected to affect market prices, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models. Valuation pricing models consider time value, yield curve and volatility factors, prepayment speeds, default rates, loss severity, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measurements.

The Company follows Emerging Issues Task Force ("EITF") Statement No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities." This guidance generally eliminates the practice of recognizing profit at the inception of a derivative contract unless the fair value of the derivative is obtained from a quoted market price in an active market or is otherwise evidenced by comparison to other observable current market transactions or based on a valuation technique that incorporates observable market data.

Equity interests and securities acquired as a result of leveraged acquisition transactions are reflected in the consolidated financial statements at their initial costs until significant transactions or developments indicate that a change in the carrying value of the securities is appropriate. Generally, the carrying values of these securities will be increased only in those instances where market values are readily ascertainable by reference to substantial transactions occurring in the marketplace or quoted market prices. Reductions to the carrying value of these securities are made when the Company's estimate of net realizable value has declined below the carrying value.

Derivative Instruments and Hedging Activities

The Company follows Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for stand-alone derivative instruments, derivatives embedded within other contracts or securities, and hedging activities. Accordingly, all derivatives, whether stand alone or embedded within other contracts or securities (except in narrowly defined circumstances), are carried in the Company's Consolidated Statements of Financial Condition at fair value, with changes in fair value recorded in current earnings. Designated hedged items not carried at fair value are marked (to the extent of the profit or loss on the derivative) for the risk being hedged, with such changes in the fair value recorded in current earnings.

Customer Transactions

Customer securities transactions are recorded on the Consolidated Statements of Financial Condition on a settlement date basis, which is generally three business days after trade date, while the related commission revenues and expenses are recorded on a trade date basis in the Consolidated Statements of Income. Receivables from and payables to customers include amounts related to both cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are generally not reflected in the Consolidated Statements of Financial Condition.

Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

The Company follows SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a Replacement of FASB Statement No. 125," to account for securitizations and other transfers of financial assets and collateral. SFAS No. 140 establishes accounting and reporting standards with a financial-components approach that focuses on control. Under this approach, financial assets or liabilities are recognized when control is established and derecognized when control has been surrendered or the liability has been extinguished. Control is deemed to be relinquished only when all of the following conditions have been met: (1) the assets have been isolated from the transferor, even in bankruptcy or other receivership; (2) the transferee is a Qualifying Special Purpose Entity ("QSPE") or has the right to pledge or exchange the assets received; and (3) the transferor has not maintained effective control over the transferred assets. Therefore, the Company derecognizes financial assets transferred in securitizations provided that such transfer meets all of these criteria.

Collateralized Securities Transactions

Transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements") or sales of securities under agreements to repurchase ("repurchase agreements") are treated as collateralized securities transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. Resulting interest income and expense is generally included in "Principal Transactions" revenues in the Consolidated Statements of Income. Reverse repurchase agreements and repurchase agreements are presented in the Consolidated Statements of Financial Condition on a net-by-counterparty basis, where permitted by accounting principles generally accepted in the United States of America. It is the Company's general policy to take possession of securities with a market value in excess of the principal amount loaned plus the accrued interest thereon, in order to collateralize reverse repurchase agreements. Similarly, the Company is generally required to provide securities to counterparties in order to collateralize repurchase agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained, or excess collateral returned. It is the Company's policy to value collateral and to obtain additional collateral, or to retrieve excess collateral from counterparties, when deemed appropriate.

Securities borrowed and securities loaned are recorded based on the amount of cash collateral advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained, or excess collateral retrieved, when deemed appropriate.

Investment Banking and Advisory Services

Underwriting revenues and fees for mergers and acquisitions advisory services are accrued when services for the transactions are substantially completed. Transaction expenses are deferred until the related revenue is recognized.

Fixed Assets

Depreciation of property and equipment is provided by the Company on a straight-line basis over the estimated useful life of the asset. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the estimated useful life of the asset or the remaining life of the lease.

Goodwill and Identifiable Intangible Assets

The Company accounts for goodwill and identifiable intangible assets under the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets." In accordance with this guidance, the Company does not amortize goodwill and amortizes identifiable intangible assets over their useful lives. Goodwill is tested at least annually for impairment and identifiable intangible assets are tested for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Earnings Per Share

Earnings per share ("EPS") is computed in accordance with SFAS No. 128, "Earnings Per Share" and EITF Statement No. 03-6, "Participating Securities and the Two Class Method Under FASB Statement No. 128, Earnings Per Share" ("EITF No. 03-6"). Basic EPS is computed by dividing net income applicable to common shares, adjusted for costs related to vested shares under the Capital Accumulation Plan for Senior Managing Directors, as amended ("CAP Plan"), as well as the effect of the redemption of preferred stock, by the weighted average number of common shares outstanding. Common shares outstanding includes vested units issued under certain stock compensation plans, which will be distributed as shares of common stock. Diluted EPS includes the determinants of Basic EPS and, in addition, gives effect to dilutive potential common shares related to stock compensation plans.

Stock-Based Compensation

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 148 provides three alternative methods for a voluntary change to fair value accounting for stock-based compensation as permitted under SFAS No. 123. Effective December 1, 2002, the Company elected to adopt fair value accounting for stock-based compensation consistent with SFAS No. 123 using the prospective method with guidance provided by SFAS No. 148. As a result, commencing with options granted after November 30, 2002, the Company expenses the fair value of stock options issued to employees over the related vesting period. Prior to December 1, 2002, the Company elected to account for its stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," as permitted by SFAS No. 123. Under the provisions of APB Opinion No. 25, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of grant over the amount an employee must pay to acquire the stock. Accordingly, no compensation expense had been recognized for stock option awards granted prior to December 1, 2002 because the exercise price was at the fair market value of the Company's common stock on the grant date.

The cost related to stock-based compensation included in the determination of net income for the fiscal years ended November 30, 2004, 2003 and 2002 is less than that which would have been recognized if the fair value-based method had been applied to stock option awards since the original effective date of SFAS No. 123.

The following table illustrates the effect on net income and earnings per share if the fair value-based method had been applied to all outstanding awards in each fiscal year.

Fiscal Years Ended November 30,	2004	2003	2002
(in millions, except per share amounts)			
Net income, as reported	**$1,344.7**	$1,156.4	$878.3
Add: Stock-based employee compensation plans expense included in reported net income, net of related tax effect	**335.4**	306.4	216.7
Deduct: Total stock-based employee compensation plans expense determined under the fair value based method, net of related tax effect	**(367.6)**	(359.5)	(263.0)
Pro forma net income	**$1,312.5**	$1,103.3	$832.0
Earnings per share:			
Basic—as reported	**$ 10.88**	$ 9.44	$ 7.00
Basic—pro forma	**$ 10.63**	$ 9.03	$ 6.65
Diluted—as reported	**$ 9.76**	$ 8.52	$ 6.47
Diluted—pro forma	**$ 9.54**	$ 8.16	$ 6.15

Statement of Cash Flows

For purposes of the Consolidated Statements of Cash Flows, the Company has defined cash equivalents as liquid investments not held for sale in the ordinary course of business with original maturities of three months or less. Cash payments for interest approximated interest expense for the fiscal years ended November 30, 2004, 2003 and 2002. Income taxes paid totaled $525.5 million, $503.3 million and $221.5 million for the fiscal years ended November 30, 2004, 2003 and 2002, respectively.

Income Taxes

The Company and certain of its subsidiaries file a US consolidated federal income tax return. The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred income taxes are based on the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. In addition, deferred income taxes are determined by the enacted tax rates and laws expected to be in effect when the related temporary differences are expected to be reversed.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at fiscal year-end rates of exchange, while income statement items are translated at daily average rates of exchange during the fiscal year. Gains or losses resulting from foreign currency transactions are included in net income.

Accounting and Reporting Developments

In June 2003, the Securities and Exchange Commission ("SEC") adopted final rules under Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404"). Commencing with the Company's 2004 Annual Report, the Company is required to include a report of management on the Company's internal control over financial reporting. The internal control report must include a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the Company; of management's assessment of the effectiveness of the Company's internal control over financial reporting as of year end; of the framework used by management to evaluate the effectiveness of the Company's internal control over financial reporting; and that the Company's independent accounting firm has issued an attestation report on management's assessment of the Company's internal control over financial reporting, which report is also required to be filed as part of the Annual Report on Form 10-K.

In December 2003, the FASB issued FIN No. 46 (R), a revision to FIN No. 46, "Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51." FIN No. 46 (R) replaces FIN No. 46 and provides guidance on the consolidation of certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Such entities are referred to as variable interest entities ("VIEs"). FIN No. 46 (R) requires VIEs to be consolidated by the primary beneficiary. FIN No. 46 (R) also provides technical corrections and addresses certain implementation issues. The Company has fully adopted FIN No. 46 (R) during fiscal 2004 and has consolidated those VIEs in which the Company is the primary beneficiary. The adoption of FIN No. 46 (R) did not have a material effect on the Company's consolidated financial statements.

In April 2004, the EITF issued EITF No. 03-6. EITF No. 03-6 addresses a number of questions regarding the computation of earnings per share by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company when, and if, it declares dividends on its common stock. EITF No. 03-6 was effective for fiscal periods beginning after March 31, 2004 and requires retroactive adjustment of prior period earnings per share to ensure comparability. The Company adopted EITF No. 03-6 during the quarter ended August 31, 2004. Such adoption did not have an effect on basic or diluted earnings per share.

The American Jobs Creation Act ("the Act"), which was signed into law on October 22, 2004, provides a temporary incentive for US companies to repatriate accumulated foreign earnings. A corporation that is a US shareholder of controlled foreign corporations may (subject to various limitations) elect to deduct 85% of certain cash dividends that it receives from those controlled foreign corporations during the election year. The election year may be either the last taxable year beginning before the date of enactment or the first taxable year beginning during the one-year period starting on the date of enactment. With respect to the Company, the election year could be either the fiscal year ended November 30, 2004 or the fiscal year ending November 30, 2005. Since the Act became effective during the fourth quarter of the Company's fiscal year ended November 30, 2004 and the US Treasury Department had not yet issued necessary regulatory guidance with respect to these statutory provisions, the Company was unable to evaluate the effects of the repatriation provision with respect to any unrepatriated foreign earnings as of November 30, 2004 and, accordingly, did not elect to remit qualifying cash dividends for the November 30, 2004 fiscal year. For the fiscal year ending November 30, 2005, the Company will complete its evaluation as soon as Congress passes expected Technical Corrections to the Act and the US Treasury issues final and complete guidance on these provisions. However, if the Company decides to repatriate under these provisions, it does not expect the income tax on such repatriation, if any, to be material.

In December 2004, the FASB issued SFAS No. 123 (R), "Share-Based Payment." SFAS No. 123 (R) is a revision of SFAS No. 123. This statement supersedes APB Opinion No. 25 and amends SFAS No. 95, "Statement of Cash Flows." SFAS No. 123 (R) eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25 and requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements using a fair value-based method. Effective December 1, 2002, the Company elected to adopt fair value accounting for stock-based compensation consistent with SFAS No. 123 using the prospective method with guidance provided by SFAS No. 148. SFAS No. 123 (R) is effective for public companies as of the beginning of the first interim period that begins after June 15, 2005. The impact of SFAS No. 123 (R) on the Company's consolidated financial statements is currently being evaluated.

2. Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts that approximate fair value. Assets that are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including reverse repurchase agreements, securities borrowed, customer receivables and certain other receivables. Similarly, the Company's short-term liabilities, such as bank loans, commercial paper, medium-term notes ("MTNs"), repurchase agreements, securities loaned, customer payables and certain other payables, are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and/or short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates.

The estimated fair value of the Company's long-term borrowings, based on market rates of interest and current foreign exchange rates available to the Company at November 30, 2004 for debt obligations of similar maturity, approximate carrying value as a result of applying SFAS No. 133. The Company uses derivatives to modify the interest rate characteristics of its long- and short-term debt. The Company generally enters into interest rate swaps and other transactions designed to either convert its fixed-rate debt into floating-rate debt or otherwise hedge its exposure to interest rate movements.

3. Financial Instruments

Financial instruments owned and financial instruments sold, but not yet purchased, consisting of the Company's proprietary trading inventories, at fair value, as of November 30, were as follows:

(in thousands)	2004	2003
FINANCIAL INSTRUMENTS OWNED:		
US government and agency	**$ 6,043,204**	$ 4,963,125
Other sovereign governments	**1,316,206**	1,019,394
Corporate equity and convertible debt	**15,788,681**	12,531,849
Corporate debt and other	**14,857,555**	9,554,939
Mortgages, mortgage- and asset-backed	**30,485,546**	21,377,386
Derivative financial instruments	**12,711,908**	9,785,965
	$81,203,100	$59,232,658
FINANCIAL INSTRUMENTS SOLD, BUT NOT YET PURCHASED:		
US government and agency	**$ 8,851,452**	$9,991,764
Other sovereign governments	**1,240,916**	740,052
Corporate equity and convertible debt	**6,386,064**	6,301,051
Corporate debt and other	**2,896,233**	1,477,448
Mortgages, mortgage- and asset-backed	**428,909**	278,294
Derivative financial instruments	**9,672,306**	8,320,538
	$29,475,880	$27,109,147

As of November 30, 2004 and 2003, all financial instruments owned that were pledged to counterparties where the counterparty has the right, by contract or custom, to rehypothecate those securities are classified as "Financial Instruments Owned, Pledged as Collateral" in the Consolidated Statements of Financial Condition.

Financial instruments sold, but not yet purchased, represent obligations of the Company to purchase the specified financial instrument at the then current market price. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to repurchase such securities may exceed the amount recognized in the Consolidated Statements of Financial Condition.

Concentration Risk

The Company is subject to concentration risk by holding large positions or committing to hold large positions in certain types of securities, securities of a single issuer (including governments), issuers located in a particular country or geographic area, or issuers engaged in a particular industry. Positions taken and commitments made by the Company, including underwritings, often involve substantial amounts and significant exposure to individual issuers and businesses, including non-investment-grade issuers. At November 30, 2004, the Company's most significant concentrations are related to US government and agency inventory positions, including those of the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation. In addition, a substantial portion of the collateral held by the Company for reverse repurchase agreements consists of securities issued by the US government and agencies.

4. Derivatives and Hedging Activities

The Company, in its capacity as a dealer in over-the-counter derivative financial instruments and its proprietary market-making and trading activities, enters into transactions in a variety of cash and derivative financial instruments for proprietary trading and to manage its exposure to market and credit risk. These risks include interest rate, exchange rate and equity price risk. A derivative is defined as a financial contract whose value is based on underlying reference interest rates, currencies, commodities, market indices or securities. This includes futures, forward, swap or option contracts, as well as caps, floors and collars. Generally, these financial instruments represent commitments or rights to exchange interest payment streams or currencies or to purchase or sell other securities at specific terms at specified future dates. Option contracts generally provide the holder with the right, but not the obligation, to purchase or sell a financial instrument at a specific price on or before an established date or dates. These financial instruments may result in market and/or credit risk in excess of amounts recorded in the Consolidated Statements of Financial Condition.

Market Risk

Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the level or volatility of interest rates, foreign currency exchange rates or market values of the underlying financial instruments may result in changes in the value of the financial instrument in excess of the amounts currently reflected in the Consolidated Statements of Financial Condition. The Company's exposure to market risk is influenced by a number of factors, including the relationships among and between financial instruments with off-balance-sheet risk, the Company's proprietary securities, futures and derivatives inventories as well as the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk through the use of hedging strategies and various statistical monitoring techniques.

Derivatives Credit Risk

Derivative financial instruments represent contractual commitments between counterparties that derive their value from changes in an underlying interest rate, currency exchange rate, index (e.g., Standard & Poor's 500 Index), reference rate (e.g., London Interbank Offered Rate ["LIBOR"]), or asset value referenced in the related contract. Some derivatives, such as futures contracts, certain options and indexed referenced warrants, can be traded on an exchange. Other derivatives, such as interest rate and currency swaps, caps, floors, collars, swaptions, equity swaps and options, credit derivatives, structured notes and forward contracts, are negotiated in the over-the-counter markets. Derivatives generate both on- and off-balance-sheet risks depending on the nature of the contract. The Company is engaged as a dealer in over-the-counter derivatives and, accordingly, enters into transactions involving derivative instruments as part of its customer-related and proprietary trading activities.

The Company's dealer activities require it to make markets and trade a variety of derivative instruments. In connection with these activities, the Company attempts to mitigate its exposure to market risk by entering into hedging transactions, which may include over-the-counter derivatives contracts or the purchase or sale of interest-bearing securities, equity securities, financial futures and forward contracts. In this regard, the utilization of derivative instruments is designed to reduce or mitigate market risks associated with holding dealer inventories or in connection with arbitrage-related trading activities.

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. At any point in time, the Company's exposure to credit risk associated with counterparty non-performance is generally limited to the net replacement cost of over-the-counter contracts net of the value of collateral held. Such financial instruments are reported at fair value on a net-by-counterparty basis pursuant to enforceable netting agreements. Exchange-traded financial instruments, such as futures and options, generally do not give rise to significant unsecured counterparty exposure due to the Company's margin requirements, which may be greater than those prescribed by the individual exchanges. Options written generally do not give rise to counterparty credit risk since they obligate the Company (not its counterparty) to perform.

The Company has controls in place to monitor credit exposures by assessing the future creditworthiness of counterparties and limiting transactions with specific counterparties. The Company also seeks to control credit risk by following an established credit approval process, monitoring credit limits and requiring collateral where appropriate.

Non-Trading Derivatives Activity

To modify the interest rate characteristics of its long- and short-term debt, the Company also engages in non-trading derivatives activities. The Company has issued US dollar- and foreign currency-denominated debt with both variable- and fixed-rate interest payment obligations. The Company has entered into interest rate swaps, primarily based on LIBOR, to convert fixed-rate interest payments on its debt obligations into variable-rate payments. In addition, for foreign currency debt obligations that are not used to fund assets in the same currency, the Company has entered into currency swap agreements that effectively convert the debt into US dollar obligations. Such transactions are accounted for as fair value hedges. Interest payment obligations on variable-rate debt obligations may also be modified through interest rate swaps, which may change the underlying basis or reset frequency.

These financial instruments are subject to the same market and credit risks as those that are traded in connection with the Company's market-making and trading activities. The Company has similar controls in place to monitor these risks.

Interest rate swap agreements reduced net interest expense on the Company's long- and short-term debt obligations by $589.3 million, $635.3 million and $630.4 million during the fiscal years ended November 30, 2004, 2003 and 2002, respectively.

SFAS No. 133, as amended by SFAS No. 138 and SFAS No. 149, establishes accounting and reporting standards for stand-alone derivative instruments, derivatives embedded within other contracts or securities and for hedging activities. It requires that all derivatives, whether stand-alone or embedded within other contracts or securities (except in very defined circumstances) be carried on the Company's Statement of Financial Condition at their then fair value. SFAS No. 133 requires that all derivatives be carried at fair value, including those used as hedges. SFAS No. 133 also requires items designated as being fair value hedged, previously carried at accrued values now be marked to market for the risk being hedged, provided that the intent to hedge is fully documented. Any resultant net change in value for both the hedging derivative and the hedged item is recognized in earnings immediately, such net effect being deemed the "ineffective" portion of the hedge. The gains and losses associated with the ineffective portion of the fair value hedges are included in "Principal Transactions" revenues in the Consolidated Statements of Income. These amounts were immaterial for fiscal 2004, 2003 and 2002.

5. Transfers of Financial Assets and Liabilities

Securitizations

The Company is a market leader in mortgage-backed securitization and other structured financing arrangements. In the normal course of business, the Company regularly securitizes commercial and residential mortgages, consumer receivables and other financial assets. Securitization transactions are generally treated as sales, provided that control has been relinquished. The resulting gain or loss from the sales is included in "Principal Transactions" revenues in the Consolidated Statements of Income. In connection with securitization transactions, the Company establishes special-purpose entities ("SPEs"), in which transferred assets, including commercial and residential mortgages, consumer receivables and other financial assets are sold to an SPE and repackaged into securities or similar beneficial interests. The majority of the Company's involvement with SPEs relates to securitization transactions meeting the definition of QSPEs under the provisions of SFAS No. 140. Provided it has relinquished control over such assets, the Company derecognizes financial assets transferred in securitizations and does not consolidate the financial statements of QSPEs. For SPEs that do not meet the QSPE criteria, the Company uses the guidance in FIN No. 46 (R) to determine whether the SPE should be consolidated.

In connection with these securitization activities, the Company may retain interests in securitized assets in the form of senior or subordinated securities or as residual interests. These retained interests are included in "Financial Instruments Owned" in the Consolidated Statements of Financial Condition and are carried at fair value. Consistent with the valuation of similar inventory, fair value is determined by broker-dealer price quotations and internal valuation pricing models that utilize variables such as yield curves, prepayment speeds, default rates, loss severity, interest rate volatilities and spreads. The assumptions used for pricing variables are based on observable transactions in similar securities and are further verified by external pricing sources, when available.

The Company's securitization activities are detailed below:

(in billions)	Agency Mortgage-Backed	Other Mortgage-Backed	Other Asset-Backed
Total securitizations			
Fiscal 2004	$30.2	$71.9	$3.3
Fiscal 2003	$59.0	$51.3	$5.4
Retained interests			
As of November 30, 2004	$ 2.6	$ 1.8	$0.1
As of November 30, 2003	$ 1.8	$ 1.4	$0.2

The following table summarizes cash flows from securitization trusts related to securitization transactions during the fiscal years ended November 30, 2004 and 2003:

(in millions)	Agency Mortgage-Backed	Other Mortgage-Backed	Other Asset-Backed
Cash flows received from retained interests			
Fiscal 2004	$537.2	$199.1	$61.7
Fiscal 2003	$411.2	$165.6	$20.8
Cash flows from servicing			
Fiscal 2004	$ 1.0	$ 40.6	N/A
Fiscal 2003	N/A	$ 8.8	N/A

The Company is an active market maker in these securities and therefore may retain interests in assets it securitizes, predominantly highly rated or government agency-backed securities. The models employed in the valuation of retained interests use discount rates that are based on the swap curve plus a spread. Key points on the swap curve at November 30, 2004 were 3.40% for two-year swaps, 4.77% for 10-year swaps, and ranged from 2.41% to 5.51%. These models also consider prepayment speeds as well as credit losses. Credit losses are considered through option-adjusted spreads that also utilize additional factors such as liquidity and optionality.

Weighted average key economic assumptions used in measuring the fair value of retained interests in assets the Company securitized at November 30, 2004 were as follows:

	Agency Mortgage-Backed	Other Mortgage-Backed	Other Asset-Backed
Weighted average life (years)	6.15	5.17	1.83
Average prepayment speeds (annual rate)	7%-40%	0%-58%	N/A
Credit losses	0.36%	7.19%	2.24%

The following hypothetical sensitivity analysis as of November 30, 2004 illustrates the potential adverse change in fair value of these retained interests due to a specified change in the key valuation assumptions. The interest rate changes represent a parallel shift in the swap curve. This shift considers the effect of other variables, including prepayments. The remaining valuation assumptions are changed independently.

(in millions)	Agency Mortgage-Backed	Other Mortgage-Backed	Other Asset-Backed
Interest rates			
Impact of 50 basis point adverse change	$ (43.2)	$ (44.8)	$ (0.6)
Impact of 100 basis point adverse change	(92.4)	(87.6)	(1.2)
Prepayment speeds			
Impact of 10% adverse change	(0.3)	(8.3)	N/A
Impact of 20% adverse change	(0.4)	(15.9)	N/A
Credit losses			
Impact of 10% adverse change	(3.3)	(32.7)	(0.3)
Impact of 20% adverse change	(6.7)	(63.5)	(0.6)

In the normal course of business, the Company purchases conforming and non-conforming, investment grade and non-investment-grade, conventional fixed-rate and adjustable-rate residential mortgage loans and sells such loans to investors. In connection with these activities, the Company may retain mortgage servicing rights ("MSRs") that entitle the Company to a future stream of cash flows based on the contractual servicing fee. In addition, the Company may purchase and sell MSRs. At November 30, 2004, key economic assumptions and the sensitivity of the current fair value of MSRs to immediate changes in those assumptions were as follows:

(in millions)	Sub-Prime Loans	Fixed-Rate Prime & Alt-A Loans	Adjustable-Rate Prime Loans
Fair value of MSRs	$104.3	$54.9	$ 97.7
Constant prepayment rate (in CPR)	20%-35%	20%-25%	20%-25%
Impact on fair value of:			
5 CPR adverse change	$ (3.6)	$ (7.4)	$(14.1)
10 CPR adverse change	(7.0)	(14.9)	(24.9)
Discount rate	10.0%	10.0%	13.0%
Impact on fair value of:			
5% adverse change	$ (9.6)	$ (7.0)	$(10.4)
10% adverse change	(17.3)	(11.7)	(18.3)

The previous tables should be viewed with caution since the changes in a single variable generally cannot occur without changes in other variables or conditions that may counteract or amplify the effect of the changes outlined in the table. Changes in fair value based on a 10% adverse variation in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value is not usually linear. In addition, the tables do not consider the change in fair value of hedging positions, which would generally offset the changes detailed in the tables, nor do they consider any corrective action that the Company may take in response to changes in these conditions. The impact of hedges is not presented because hedging positions are established on a portfolio level and allocating the impact would not be practicable.

MSRs, which are included in "Other Assets" on the Consolidated Statements of Financial Condition, are reported at the lower of amortized cost or market. Amortization is computed based on the principal pay-downs on the underlying loans over the period of estimated net servicing income. MSRs are periodically evaluated for impairment based on the fair value of those rights determined by using market-based models or by discounting anticipated future net cash flows considering loan prepayment estimates, interest rates, default rates, servicing costs and other economic factors. For purposes of impairment evaluation and measurement, the Company stratifies MSRs by securitizations, which are collateralized by loans with similar predominant risk characteristics, including loan type, amortization type (fixed or adjustable), and note rates. The excess of amortized cost over market value is reflected as a valuation allowance at balance sheet dates. The Company's MSRs activities for the fiscal years ended November 30, 2004 and 2003 were as follows:

(in millions)	**2004**	2003
Balance, beginning of year	**$108.0**	$ 63.0
Additions	**206.4**	95.0
Sales	**—**	(13.4)
Amortization	**(57.1)**	(30.0)
Valuation allowance	**(27.1)**	(6.6)
Balance, end of year	**$230.2**	$108.0

Changes in the MSR valuation allowance for the fiscal years ended November 30, 2004 and 2003 were as follows:

(in millions)	**2004**	2003
Balance, beginning of year	**$ (6.6)**	$ —
Market valuation adjustment	**(27.1)**	(6.6)
Balance, end of year	**$(33.7)**	$(6.6)

6. Consolidation of Variable Interest Entities

The Company regularly creates or transacts with entities that may be VIEs. These entities are an essential part of its securitization, asset management and structured finance businesses. In addition, the Company purchases and sells instruments that may be variable interests.

In fiscal 2003, the Company adopted the provisions of FIN No. 46 for VIEs created after January 31, 2003 and for VIEs in which the Company acquired an interest after January 31, 2003, with no material impact on the consolidated financial statements. In October 2003, the FASB deferred the effective date of FIN No. 46 for arrangements with VIEs existing prior to February 1, 2003 to fiscal periods ending after December 15, 2003. In December 2003, the FASB issued FIN No. 46 (R), a revision of FIN No. 46, to address certain technical corrections and implementation issues that had arisen. As of May 31, 2004, the Company adopted FIN No. 46 (R) for its variable interests. The Company has consolidated those VIEs in which the Company is the primary beneficiary. The adoption of FIN No. 46 and FIN No. 46 (R) did not have a material effect on the Company's consolidated financial statements.

The Company may perform various functions, including being the transferor, seller, investor, structurer or underwriter in securitization transactions. These transactions typically involve entities that are considered to be QSPEs as defined in SFAS No. 140. Under FIN No. 46 (R), these QSPE entities are exempt from the requirements of FIN No. 46 (R). For securitization vehicles that do not qualify as QSPEs, the holders of the beneficial interest have no recourse to the Company, only to the assets held by the related VIE. In certain of these VIEs, the Company is the primary beneficiary often through its ownership of certain beneficial interests, and is, therefore, required to consolidate the assets and liabilities of the VIE.

The Company also acts as portfolio manager and/or underwriter in several collateralized debt obligation transactions. In these transactions, the Company establishes a trust that purchases a portfolio of assets and issues trust certificates that represent interests in the portfolio of assets. In addition to receiving variable compensation for managing the portfolio, the Company may also retain certain trust certificates. In certain of these transactions, these interests result in the Company becoming the primary beneficiary of these entities. The holders of the trust certificates have recourse only to the underlying assets of the trusts and not to other assets of the Company.

Assets held by VIEs, which are currently consolidated because the Company is the primary beneficiary, as discussed in the preceding two paragraphs, approximated $1.9 billion at November 30, 2004. The Company's maximum exposure to loss as a result of its relationship with these VIEs is approximately $75.1 million, which represents the fair value of its interests and is reflected in the Company's Consolidated Statements of Financial Condition.

The Company also owns significant variable interests in several VIEs related to collateralized debt obligations or asset securitizations for which the Company is not the primary beneficiary and therefore does not consolidate these entities. In aggregate, these VIEs have assets approximating $5.8 billion. At November 30, 2004, the Company's maximum exposure to loss from these entities approximates $35.5 million, which represents the fair value of its interests and is reflected in the consolidated financial statements.

The Company purchases and sells interests in entities that may be deemed to be VIEs in its market-making capacity in the ordinary course of business. As a result of these activities, it is reasonably possible that such entities may be consolidated and deconsolidated at various points in time. Therefore, the Company's variable interests included above may not be held by the Company in future periods.

7. Collateralized Financing Arrangements

The Company enters into secured borrowing or lending agreements to obtain collateral necessary to effect settlements, finance inventory positions, meet customer needs or re-lend as part of its dealer operations.

The Company receives collateral under reverse repurchase agreements, securities borrowing transactions, derivatives transactions, customer margin loans and other secured money-lending activities. The Company also pledges financial instruments owned to collateralize certain financing arrangements. These securities are recorded as "Financial Instruments Owned, Pledged As Collateral" in the Consolidated Statements of Financial Condition.

In many instances, the Company is permitted to rehypothecate securities received as collateral. At November 30, 2004 and 2003, the Company had received securities pledged as collateral that can be repledged, delivered or otherwise used with a fair value of approximately $259.01 billion and $223.09 billion, respectively. This collateral was generally obtained under reverse repurchase, securities borrowing or margin lending agreements. Of these securities received as collateral, those with a fair value of approximately $163.95 billion and $140.69 billion were delivered or repledged, generally as collateral under repurchase or securities lending agreements or to cover short sales at November 30, 2004 and 2003, respectively.

8. Short-Term Borrowings

The Company obtains short-term borrowings through the issuance of commercial paper, short-term MTNs and bank loans. The interest rates on such short-term borrowings reflect market rates of interest at the time of the transactions.

The Company's short-term borrowings at November 30 consisted of the following:

	2004	2003
(in thousands)		
Commercial paper	**$ 3,924,027**	$ 3,696,758
Medium-term notes[1]	**337,955**	1,950,088
Bank loans and other borrowings[2]	**7,948,850**	7,740,816
Total short-term borrowings	**$12,210,832**	$13,387,662

(1) Short-term MTNs generally bear interest at variable rates based on LIBOR.

(2) Included in bank loans and other borrowings at November 30, 2004 and 2003 were secured borrowings of $6.3 billion and $5.8 billion, respectively.

The effective weighted average interest rates for short-term borrowings are as follows:

	As of November 30,		Fiscal Years Ended November 30,		
	2004	2003	2004	2003	2002
Commercial paper	**1.96%**	1.07%	**1.32%**	1.28%	1.89%
Medium-term notes	**2.22%**	1.18%	**1.36%**	1.35%	2.05%
Bank loans and other borrowings	**2.36%**	1.44%	**1.63%**	1.61%	2.41%

9. Long-Term Borrowings

The Company's long-term borrowings (which have original maturities of at least 12 months) at November 30 consisted of the following:

	2004	2003
(in thousands)		
Fixed-rate notes due 2004 to 2018:[1]		
US dollar-denominated	**$12,605,006**	$13,356,389
Floating-rate notes due 2005 to 2007:		
US dollar-denominated	**1,308,989**	1,643,902
Non-US-dollar-denominated	**—**	59,734
Medium-term notes and other borrowings:		
Fixed-rate, US dollar-denominated	**2,778,131**	2,177,903
Fixed-rate, non-US-dollar-denominated	**3,002,511**	1,504,331
Floating-rate, US dollar-denominated	**9,256,014**	5,966,839
Floating-rate, non-US-dollar-denominated	**2,974,133**	1,789,678
Index/equity/credit-linked notes		
US dollar-denominated	**1,364,806**	780,734
Non-US-dollar-denominated	**3,553,687**	2,150,955
Total long-term borrowings	**$36,843,277**	$29,430,465

Amounts include fair value adjustments in accordance with SFAS No. 133.

(1) At November 30, 2004, US dollar-denominated fixed-rate notes are at interest rates ranging from 2.88% to 7.8%.

The Company has entered into interest rate swaps and other transactions to convert its fixed-rate notes into floating rates based on LIBOR. For floating-rate notes that are not based on LIBOR, the Company has generally entered into interest rate swaps and other transactions to convert them into floating rates based on LIBOR. The Company's long-term MTNs have initial maturities ranging from 15 months to 30 years from the date of issue and bear interest at either a fixed rate or a variable rate primarily based on LIBOR. The Company has entered into interest rate swaps and certain other transactions to convert substantially all of its fixed-rate MTNs into floating rates based on LIBOR. Index/equity-linked borrowings include various structured instruments whose payments and redemption values are linked to the performance of a specific index (e.g., Dow Jones Industrial Average), a basket of stocks or a specific equity security. To minimize the exposure resulting from movements in the underlying equity position or index, the Company has entered into various equity swap contracts. Credit-linked notes include various structured instruments whose payments and redemption values are linked to the performance of a basket of credit products, an index or an individual security. To minimize exposure to these instruments, the Company has entered into swaps that pay the performance of the underlying security or index.

The effective weighted average interest rates for long-term borrowings, after giving effect to the swaps, are as follows:

	As of November 30,		Fiscal Year Ended November 30,		
	2004	2003	**2004**	2003	2002
Fixed-rate notes	**2.68%**	1.73%	**2.02%**	1.99%	2.69%
Floating-rate notes	**2.54%**	1.65%	**1.97%**	1.77%	2.45%
Medium-term notes and other borrowings	**2.60%**	1.65%	**2.01%**	1.95%	2.53%

The Company's long-term borrowings at November 30, 2004 mature as follows:

	US Dollar					Non-US-Dollar			
			MTNs and other borrowings			MTNs and other borrowings			
(in millions)	Fixed Rate	Floating Rate	Fixed Rate	Floating Rate	Index/Equity/Credit Linked	Fixed Rate	Floating Rate	Index/Equity/Credit Linked	Total
FISCAL YEAR									
2005	$ 1,467	$ 810	$ 68	$2,187	$ 464	$ 166	$ 756	$ 250	$ 6,168
2006	2,434	—	—	3,886	142	403	874	407	8,146
2007	2,030	499	221	1,112	146	258	5	530	4,801
2008	2,147	—	252	252	221	402	150	351	3,775
2009	720	—	212	1,413	181	993	1,030	924	5,473
Thereafter	3,807	—	2,025	406	211	780	159	1,092	8,480
Total	$12,605	$1,309	$2,778	$9,256	$1,365	$3,002	$2,974	$3,554	$36,843

Amounts include fair value adjustments in accordance with SFAS No. 133 as well as $262.5 million of junior subordinated deferrable interest debentures ("Debentures"). The Debentures will mature on May 15, 2031; however, the Company, at its option, may redeem the Debentures beginning May 15, 2006. The Debentures are reflected in the table at their contractual maturity date.

Included in fiscal 2006 are approximately $1.48 billion of floating-rate MTNs that are redeemable prior to maturity at the option of the noteholder. These notes contain certain provisions that effectively enable noteholders to put these notes back to the Company and, therefore, are reflected in the table at the date such notes first become redeemable. The final maturity date of these notes is during fiscal 2009.

Instruments governing certain indebtedness of the Company contain various financial covenants, including maintenance of minimum levels of stockholders' equity of the Company. At November 30, 2004, the Company was in compliance with all financial covenants contained in these debt agreements.

10. Preferred Stock

Preferred Stock Issued by The Bear Stearns Companies Inc.

The Company previously issued 3.0 million shares of Adjustable-Rate Cumulative Preferred Stock, Series A ("Preferred Stock"). The Preferred Stock had a liquidation preference of $50 per share and was entitled to dividends, on a cumulative basis, at a rate equal to 135 basis points below the highest of the Treasury Bill Rate, the 10-year Constant Maturity Rate and the 30-year Constant Maturity Rate, as defined; however, the dividend rate for any dividend period could not be less than 5.50% per annum, nor greater than 11.00% per annum. On November 26, 2003, the Company retired 2,520,750 shares of Preferred Stock held in treasury stock. On January 15, 2004, the Company redeemed and retired all of the outstanding Preferred Stock, approximating $24.0 million in aggregate principal amount plus accrued dividends.

The Company has outstanding 3,493,250 depositary shares representing 873,313 shares of Cumulative Preferred Stock, Series E ("Series E Preferred Stock"), having an aggregate liquidation preference of $174.7 million as of November 30, 2004. Each depositary share represents a one-fourth interest in a share of Series E Preferred Stock. Dividends on the Series E Preferred Stock are payable at an annual rate of 6.15%. Series E Preferred Stock is redeemable at the option of the Company at any time on or after January 15, 2008, in whole or in part, at a redemption price of $200 per share (equivalent to $50 per depositary share), plus accrued but unpaid dividends to the redemption date. During the fiscal year ended November 30, 2004, the Company redeemed and retired 324,600 depositary shares.

The Company has outstanding 2,612,800 depositary shares representing 653,200 shares of Cumulative Preferred Stock, Series F ("Series F Preferred Stock"), having an aggregate liquidation preference of $130.6 million as of November 30, 2004. Each depositary share represents a one-fourth interest in a share of Series F Preferred Stock. Dividends on the Series F Preferred Stock are payable at an annual rate of 5.72%. Series F Preferred Stock is redeemable at the option of the Company at any time on or after April 15, 2008, in whole or in part, at a redemption price of $200 per share (equivalent to $50 per depositary share), plus accrued but unpaid dividends to the redemption date. During the fiscal year ended November 30, 2004, the Company redeemed and retired 480,000 depositary shares.

The Company has outstanding 2,856,900 depositary shares representing 714,225 shares of Cumulative Preferred Stock, Series G ("Series G Preferred Stock"), having an aggregate liquidation preference of $142.8 million as of November 30, 2004. Each depositary share represents a one-fourth interest in a share of Series G Preferred Stock. Dividends on the Series G Preferred Stock are payable at an annual rate of 5.49%. Series G Preferred Stock is redeemable at the option of the Company at any time on or after July 15, 2008, in whole or in part, at a redemption price of $200 per share (equivalent to $50 per depositary share), plus accrued but unpaid dividends to the redemption date. During the fiscal year ended November 30, 2004, the Company redeemed and retired 521,500 depositary shares.

Preferred Stock Issued by Subsidiaries

As of November 30, 2003 Bear Stearns Capital Trust II ("Capital Trust II"), a wholly owned subsidiary of the Company, had outstanding $300.0 million of Guaranteed Preferred Beneficial Interests in Company Subordinated Debt Securities ("Preferred Securities"). The Preferred Securities were fixed-rate securities, which had a liquidation value of $25 per security. Holders of the Preferred Securities were entitled to receive quarterly preferential cash distributions at an annual rate of 7.5% through December 15, 2028. The proceeds of the issuance of the Preferred Securities were used to purchase junior subordinated deferrable interest debentures ("Debentures") issued by the Company. The Debentures had terms that correspond to the terms of the Preferred Securities and were the sole assets of Capital Trust II. The Preferred Securities had a maturity date of December 15, 2028. On December 15, 2003, the Company exercised its option and prepaid all of the outstanding Debentures, resulting in the corresponding redemption of $300.0 million aggregate principal amount of Capital Securities plus accrued distributions.

Bear Stearns Capital Trust III ("Capital Trust III"), a wholly owned subsidiary of the Company, has issued $262.5 million (10,500,000 shares) of Guaranteed Preferred Beneficial Interests in Company Subordinated Debt Securities ("Preferred Securities"). The Preferred Securities are fixed-rate securities, which have a liquidation value of $25 per security. Holders of the Preferred Securities are entitled to receive quarterly preferential cash distributions at an annual rate of 7.8% through May 15, 2031. The proceeds of the issuance of the Preferred Securities were used to acquire junior subordinated deferrable interest debentures ("Debentures") issued by the Company. The Debentures have terms that correspond to the terms of the Preferred Securities and are the sole assets of Capital Trust III. The Preferred Securities will mature on May 15, 2031. The Company, at its option, may redeem the Preferred Securities at their principal amount plus accrued distributions beginning May 15, 2006.

In accordance with FIN No. 46 (R) the Company has deconsolidated Capital Trust III effective beginning with the quarter ended February 29, 2004. As a result, the Debentures issued by the Company to Capital Trust III are included within long-term borrowings at November 30, 2004. The $262.5 million of Preferred Securities issued by Capital Trust III is still outstanding, providing the funding for such Debentures. The Preferred Securities issued by Capital Trust III are no longer included in the Company's Consolidated Statements of Financial Condition.

11. Earnings Per Share

Basic EPS is computed by dividing net income applicable to common shares, adjusted for costs related to vested shares under the CAP Plan, as well as the effect of the redemption of preferred stock, by the weighted average number of common shares outstanding. Common shares outstanding includes vested units issued under certain stock compensation plans, which will be distributed as shares of common stock. Diluted EPS includes the determinants of Basic EPS and, in addition, gives effect to dilutive potential common shares related to stock compensation plans.

The computations of Basic and Diluted EPS for the fiscal years ended November 30 are set forth below:

(in thousands, except per share amounts)	2004	2003	2002
Net income	**$1,344,733**	$1,156,406	$878,345
Preferred stock dividends	**(28,072)**	(31,375)	(35,606)
Redemption of preferred stock	**1,230**	720	15,832
Income adjustment (net of tax) applicable to deferred compensation arrangements—vested shares	**69,518**	81,177	70,428
Net earnings used for Basic EPS	**1,387,409**	1,206,928	928,999
Income adjustment (net of tax) applicable to deferred compensation arrangements—non-vested shares	**31,011**	29,063	17,536
Net earnings used for Diluted EPS	**$1,418,420**	$1,235,991	$946,535
Total basic weighted average common shares outstanding[1]	**127,468**	127,820	132,798
Effect of dilutive securities:			
Employee stock options	**3,604**	2,415	1,593
CAP and restricted units	**14,213**	14,792	11,955
Dilutive potential common shares	**17,817**	17,207	13,548
Weighted average number of common shares outstanding and dilutive potential common shares	**145,285**	145,027	146,346
Basic EPS	**$ 10.88**	$ 9.44	$ 7.00
Diluted EPS	**$ 9.76**	$ 8.52	$ 6.47

(1) Includes 24,557,902; 29,610,739 and 34,083,394 vested units for the fiscal years ended November 30, 2004, 2003 and 2002, respectively, issued under certain employee stock compensation plans, which will be distributed as shares of common stock.

12. Employee Benefit Plan

The Company has a qualified non-contributory profit sharing plan covering substantially all employees. Contributions are made at the discretion of management in amounts that relate to the Company's level of income before provision for income taxes. The Company's expense related to the profit sharing plan for the fiscal years ended November 30, 2004, 2003 and 2002 was $26.0 million, $32.4 million and $26.2 million, respectively.

13. Stock Compensation Plans

The Company has various stock compensation plans designed to increase the emphasis on stock-based incentive compensation and align the compensation of its key employees with the long-term interests of stockholders. These plans are summarized below.

Capital Accumulation Plan

Pursuant to the CAP Plan, certain key executives receive a portion of their total annual compensation in the form of CAP units. Beginning with fiscal 2001, the number of CAP units credited is a function of the dollar amount awarded to each participant and the closing fair market value of the Company's common stock on the date of the award. The CAP units awarded under the CAP Plan subsequent to June 30, 1999 are generally subject to vesting. The total number of CAP units that may be issued under the CAP Plan during any fiscal year may not exceed 15% of the sum of issued and outstanding shares of common stock and CAP units outstanding determined as of the last day of the current fiscal year.

Each CAP unit gives the participant an unsecured right to receive, on an annual basis, an amount equal to the Company's pre-tax income per share, as defined by the CAP Plan, less the value of certain changes in the Company's book value per common share during such fiscal year resulting from increases or decreases in the Company's consolidated retained earnings ("earnings adjustment"), subject to certain limitations. The earnings adjustment will be credited to each participant's deferred compensation account in the form of additional CAP units, based on the number of CAP units in such account at the end of each fiscal year. The number of CAP units credited depends on the amount awarded to each participant and the average per share cost of common stock acquired by the Company. On completion of the five-year deferral period, participants are entitled to receive shares of common stock equal to the number of CAP units then credited to their respective deferred compensation accounts.

During the fiscal years ended November 30, 2004, 2003 and 2002, the Company expensed $330.9 million, $294.8 million and $245.1 million, respectively, attributable to CAP units granted to participants in each of those years. In addition, during the fiscal years ended November 30, 2004, 2003 and 2002, the Company recognized expense of $176.0 million, $193.0 million and $154.0 million, respectively, attributable to CAP units with respect to the earnings adjustment. Awards allocated pursuant to the CAP Plan are credited to participants' deferred compensation accounts in the form of CAP units and included in stockholders' equity.

Restricted Stock Unit Plan

The Restricted Stock Unit Plan ("RSU Plan") provides for a portion of certain key employees' compensation to be granted in the form of restricted stock units ("RSUs"), with allocations made to participants' deferred compensation accounts. Under the RSU Plan, RSUs granted to employees have various vesting provisions and generally convert to common stock within four years. Such units are restricted from sale, transfer or assignment until the end of the restriction period. Holders of restricted stock units generally may forfeit ownership of a portion of their award if employment is terminated before the end of the vesting period. Holders of RSUs are entitled to receive a dividend in the form of additional RSUs, based on dividends declared on the Company's common stock. The total number of RSUs that may be granted under the RSU Plan may not exceed 15,000,000. As of November 30, 2004, the total number of RSUs outstanding was 8,733,802.

The Company measures compensation cost for RSUs based on the fair market value of its common stock at the award date. A portion related to current service is expensed in the year of the award and that portion relating to future service is amortized over the vesting period. Amounts awarded and deferred pursuant to the RSU Plan and the unamortized portion of these amounts are shown as separate components of stockholders' equity. During the fiscal years ended November 30, 2004, 2003 and 2002, the Company recognized compensation expense of $114.2 million, $111.9 million and $108.4 million, respectively, related to these awards.

Stock Award Plan

Pursuant to the Stock Award Plan, certain key employees are given the opportunity to acquire common stock through the grant of options. Stock options generally have a 10-year expiration. The total number of stock options that may be issued under the Stock Award Plan may not exceed 40,000,000. As of November 30, 2004, the total number of stock options outstanding was 23,311,573.

Effective December 1, 2002, the Company has adopted fair value accounting for stock-based compensation consistent with SFAS No. 123, using the prospective method with guidance provided by SFAS No. 148. As a result, commencing with options granted after November 30, 2002, the Company expenses the fair value of stock options issued to employees over the related vesting period. Prior to December 1, 2002, the Company elected to account for its stock-based compensation plans using the intrinsic value method prescribed by APB No. 25, as permitted by SFAS No. 123. Under the provisions of APB No. 25, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of grant over the amount an employee must pay to acquire the stock. Accordingly, no compensation expense had been recognized for stock option awards prior to December 1, 2002 because the exercise price was at the fair market value of the Company's common stock on the grant date.

The Company awarded approximately $110 million of employee stock options in each of fiscal 2004 and fiscal 2003, of which approximately $90 million was immediately vested and expensed in fiscal 2004 and fiscal 2003. The balance of the unvested awards will be expensed over the future vesting periods, generally over three years. In fiscal 2004 and fiscal 2003, the Company recognized total compensation expense related to stock options of $98.9 and $92.7 million, respectively. No stock option compensation expense was recognized by the Company in fiscal 2002. The effects of applying SFAS No. 123 may be less in fiscal 2004 and 2003 than the effects on net income and earnings per share in future periods because future years may reflect compensation expense from options granted in that year, as well as continuing recognition of expense associated with options issued in prior years as they continue to vest.

Fair value was estimated at grant date based on a modified Black-Scholes option-pricing model. The weighted average fair value of options granted related to the fiscal years ended November 30, 2004, 2003 and 2002 was $26.00, $19.36 and $21.19 per option, respectively. These amounts reflect adjustments for vesting requirements and potential maturity shortening.

The following table highlights the assumptions used for the fiscal years ended November 30:

	2004	2003	2002
Risk-free interest rate	**4.24%**	3.17%	4.21%
Expected option life	**5 years**	5 years	5 years
Expected stock price volatility	**24%**	27%	33%
Dividend yield	**1.45%**	1.11%	1.06%

Non-Employee Directors' Stock Option and Stock Unit Plan

Pursuant to the Non-Employee Directors' Stock Option and Stock Unit Plan ("Directors' Plan"), members of the Board of Directors of the Company who are not employees of the Company or any of its subsidiaries ("Non-Employee Directors") may be offered the opportunity to acquire common stock through the grant of options and will receive common stock on the vesting of RSUs. Non-Employee Directors may elect to exchange a portion of their annual cash retainer paid by the Company for services rendered as a director, for stock options or RSUs. Stock options and RSUs issued under the plan generally vest six months after the date of issuance and stock options have a 10-year expiration. The total number of stock options and RSUs combined that may be issued under the Directors' Plan may not exceed 300,000. As of November 30, 2004, the total number of stock options and RSUs outstanding was 89,872 and 13,340, respectively.

Summary of All Stock Unit and Option Activity

The following is a summary of CAP units and RSUs outstanding:

	Cap Units	RSUs[2]
Balance, November 30, 2001	42,675,706	8,069,095
Granted[1]	6,615,127	2,540,522
Forfeited	(175,259)	(522,861)
Distributed	(9,644,990)	(209,914)
Balance, November 30, 2002	39,470,584	9,876,842
Granted[1]	6,785,704	2,386,795
Forfeited	(230,740)	(458,073)
Distributed	(13,230,305)	(1,436,785)
Balance, November 30, 2003	32,795,243	10,368,779
Granted[1]	**5,213,688**	**1,707,215**
Forfeited	**(147,139)**	**(771,777)**
Distributed	**(4,604,225)**	**(1,394,443)**
Balance, November 30, 2004	**33,257,567**	**9,909,774**

(1) Average market price for units granted was $96.06, $72.01 and $60.32 for fiscal years ended November 30, 2004, 2003 and 2002, respectively.

(2) Includes 1,162,632; 2,267,594; 3,381,903 and 3,546,676 RSUs outstanding as of November 30, 2004, 2003, 2002 and 2001, respectively, which were granted under a one-time award.

In December 2004, 7,941,842 CAP units and 1,538,072 RSUs were converted into common shares and distributed to participants. This distribution is not reflected in the table above.

Activity with respect to stock options for the fiscal years ended November 30 is presented below:

	2004		2003		2002	
	Number of Shares	**Weighted Average Exercise Price**	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Beginning balance	**23,810,849**	**$ 58.91**	20,454,067	$53.12	17,474,422	$50.23
Granted	**4,352,561**	**$102.34**	5,727,498	$73.70	4,315,153	$63.78
Exercised	**(4,402,820)**	**$ 53.36**	(1,869,506)	$41.72	(550,357)	$48.03
Forfeited	**(359,145)**	**$ 61.93**	(501,210)	$55.73	(785,151)	$51.10
Ending balance	**23,401,445**[1]	**$ 67.94**	23,810,849[1]	$58.91	20,454,067[1]	$53.12

(1) 13,225,173; 6,808,154 and 267,559 stock options were exercisable with a weighted average exercise price of $70.69, $63.98 and $52.76 at November 30, 2004, 2003 and 2002, respectively.

Information for the Company's stock options as of November 30, 2004 is presented in the following table:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Average Remaining Contractual Life (Years)	Number Exercisable	Weighted Average Exercise Price
$38.75-$45.99	1,168,018	$ 38.92	5.1	1,168,018	$ 38.92
$46.00-$54.99	3,947,273	$ 49.63	6.0	3,945,349	$ 49.63
$55.00-$64.99	8,971,602	$ 59.88	7.4	592,465	$ 57.25
$65.00-$74.99	4,977,363	$ 73.72	9.0	3,868,336	$ 73.72
$75.00-$103.00	4,337,189	$102.48	10.0	3,651,005	$102.59
Total	23,401,445	$ 67.94	7.9	13,225,173	$ 70.69

14. Customer Activities

Customer Credit Risks

The Company's clearance activities for both clearing clients and customers, including affiliates, (collectively, "customers"), involve the execution, settlement and financing of customers' securities and futures transactions. Customers' securities activities are transacted on either a cash or margin basis, while customers' futures transactions are generally transacted on a margin basis subject to exchange regulations.

In connection with the customer clearance activities, the Company executes and clears customer transactions involving the sale of securities short ("short sales"), entering into futures transactions and the writing of option contracts. Short sales require the Company to borrow securities to settle customer short sale transactions and as such, these transactions may expose the Company to loss if customers are unable to fulfill their contractual obligations and customers' collateral balances are insufficient to fully cover their losses. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations.

The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, may require customers to deposit additional cash or collateral, or to reduce positions, when deemed necessary. The Company also establishes credit limits for customers engaged in futures activities and monitors credit compliance. Additionally, with respect to the Company's correspondent clearing activities, introducing correspondent firms generally guarantee the contractual obligations of their customers. Further, the Company seeks to reduce credit risk by entering into netting agreements with customers, which permit receivables and payables with such customers to be offset in the event of a customer default.

In connection with the Company's customer financing and securities settlement activities, the Company may pledge customers' securities as collateral to satisfy the Company's exchange margin deposit requirements or to support its various secured financing sources such as bank loans, securities loaned and repurchase agreements. In the event counterparties are unable to meet their contractual obligations to return customers' securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices to satisfy its obligations to such customers. The Company seeks to control this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess exposure. Moreover, the Company establishes credit limits for such activities and monitors credit compliance.

Concentrations of Credit Risks

The Company is engaged in providing securities processing services to a diverse group of individuals and institutional investors, including affiliates. A substantial portion of the Company's transactions are collateralized and are executed with, or made on behalf of, institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, hedge funds and other financial institutions. The Company's exposure to credit risk, associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities and futures transactions, can be directly affected by volatile or illiquid trading markets, which may impair customers' ability to satisfy their obligations to the Company. The Company attempts to minimize credit risk associated with these activities by monitoring customers' credit exposure and collateral values and requiring, when deemed necessary, additional collateral to be deposited with the Company.

A significant portion of the Company's securities processing activities includes clearing transactions for hedge funds, brokers and dealers, market makers and other professional traders, including affiliates. Due to the nature of their operations, which may include significant levels of credit extension such as leveraged purchases, short selling and option writing, the Company may have significant credit exposure should these customers be unable to meet their commitments. In addition, the Company may be subject to concentration risk through providing margin to those customers holding large positions in certain types of securities, securities of a single issuer, including sovereign governments, issuers located in a particular country or geographic area or issuers engaged in a particular industry, where the Company receives such large positions as collateral. The Company seeks to control these risks by monitoring margin collateral levels for compliance with both regulatory and internal guidelines. Additional collateral is obtained when necessary. To further control these risks, the Company has developed computerized risk control systems that analyze the customers' sensitivity to major market movements. The Company will require customers to deposit additional margin collateral, or to reduce positions if it is determined that customers' activities may be subject to above-normal market risk.

The Company acts as a clearing broker for substantially all of the customer and proprietary securities and futures activities of its affiliates on either a fully disclosed or omnibus basis. Such activities are conducted on either a cash or margin basis. The Company requires its affiliates to maintain margin collateral in compliance with various regulatory guidelines. The Company monitors required margin levels and requests additional collateral when deemed appropriate.

15. Income Taxes

The Company and certain of its subsidiaries file a US consolidated federal income tax return. The provision for income taxes for the fiscal years ended November 30 consisted of the following:

(in thousands)	**2004**	2003	2002
CURRENT:			
Federal	**$568,972**	$594,442	$342,982
State and local	**125,332**	156,451	85,954
Foreign	**65,692**	49,800	28,056
Total current	**759,996**	800,693	456,992
DEFERRED:			
Federal	**(28,519)**	(133,688)	(16,364)
State and local	**(34,485)**	(52,700)	(6,452)
Foreign	**(19,571)**	1,558	(1,558)
Total deferred	**(82,575)**	(184,830)	(24,374)
Total provision for income taxes	**$677,421**	$615,863	$432,618

As of November 30, 2004, the Company had approximately $742 million in accumulated earnings permanently reinvested overseas. If such income were repatriated (without considering the repatriation provisions available through November 30, 2005 discussed in Note 1 to the Consolidated Financial Statements), additional federal income tax (net of available tax credits) at current tax rates would be approximately $151 million.

Significant components of the Company's deferred tax assets (liabilities) as of November 30 were as follows:

(in thousands)	**2004**	2003
DEFERRED TAX ASSETS:		
Deferred compensation	**$1,229,316**	$1,114,456
Liability reserves	**186,267**	163,153
Valuation reserves	**16,422**	16,890
Unrealized loss	**33,649**	29,084
Partnerships	**37,713**	72,039
Other	**87,658**	44,265
Total deferred tax assets	**1,591,025**	1,439,887
DEFERRED TAX LIABILITIES:		
Unrealized appreciation	**(101,653)**	(40,771)
Depreciation/amortization	**(30,386)**	(11,669)
Other	**(421)**	(11,458)
Total deferred tax liabilities	**(132,460)**	(63,898)
Net deferred tax assets	**$1,458,565**	$1,375,989

At November 30, 2004 and 2003, no valuation allowance has been established against deferred tax assets since it is more likely than not that the deferred tax assets will be realized.

The Company is under continuous examination by various tax authorities in jurisdictions in which the Company has significant business operations. The Company regularly assesses the likelihood of additional assessments in each of the tax jurisdictions resulting from these examinations. Tax reserves have been established, which the Company believes to be adequate in relation to the potential for additional assessments. Once established, reserves are adjusted as information becomes available or when an event requiring a change to the reserve occurs. The resolution of tax matters could have an impact on the Company's effective tax rate.

A reconciliation of the statutory federal income tax rates to the Company's effective tax rates for the fiscal years ended November 30 was as follows:

	2004	2003	2002
Statutory rate	**35.0%**	35.0%	35.0%
State and local income taxes, net of federal benefit	**2.9**	3.8	3.9
Tax-exempt interest income and dividend exclusion	**(2.3)**	(2.8)	(3.0)
Domestic tax credits	**(0.5)**	(0.3)	(2.5)
Other, net	**(1.6)**	(0.9)	(0.4)
Effective tax rate	**33.5%**	34.8%	33.0%

Not included in the effective tax rate is the effect of approximately $163.9 million, $247.5 million and $128.1 million in income tax benefits attributable to the distribution of common stock under the CAP Plan and other deferred compensation plans, credited directly to paid-in capital, for fiscal 2004, 2003 and 2002, respectively.

16. Regulatory Requirements

Bear Stearns and BSSC are registered broker-dealers and, accordingly, are subject to Rule 15c3-1 under the Securities Exchange Act of 1934 ("Net Capital Rule") and the capital rules of the NYSE, the Commodity Futures Trading Commission ("CFTC") and other principal exchanges of which Bear Stearns and BSSC are members. At November 30, 2004, Bear Stearns' net capital of $1.80 billion exceeded the minimum requirement by $1.72 billion. Bear Stearns' net capital computation, as defined, includes $510.2 million, which is net capital of BSSC in excess of 5.5% of aggregate debit items arising from customer transactions.

BSIL and Bear Stearns International Trading Limited ("BSIT"), London-based broker-dealer subsidiaries, are subject to the regulatory capital requirements of the Financial Services Authority.

BSB, an Ireland-based bank principally involved in the trading and sales of fixed income products, is registered in Ireland and is subject to the regulatory capital requirements of the Irish Financial Services Regulatory Authority.

At November 30, 2004, Bear Stearns, BSSC, BSIL, BSIT and BSB were in compliance with their respective regulatory capital requirements.

Regulatory rules, as well as certain covenants contained in various instruments governing indebtedness of the Company, Bear Stearns and other regulated subsidiaries, may restrict the Company's ability to withdraw capital from its regulated subsidiaries, which in turn could limit the Company's ability to pay dividends. Also, the Company's broker-dealer subsidiaries and other regulated subsidiaries are subject to minimum capital requirements that may restrict the Company's ability to withdraw capital from its regulated subsidiaries, which in turn could limit the Company's ability to pay dividends. At November 30, 2004, approximately $3.15 billion in equity capital of Bear Stearns, BSSC, BSIL, BSIT and BSB was restricted as to the payment of cash dividends and advances to the Company.

In June 2004, the SEC adopted rule amendments relating to "Alternative Net Capital Requirements for Broker-Dealers That Are Part of Consolidated Supervised Entities" that allow investment banks to voluntarily submit to be regulated by the SEC on a global consolidated basis. These regulations (referred to as CSE) were in response to what is known as the "Financial Conglomerates Directive" (2002/87/EC) of the European Parliament, which served to compel globally active institutions doing business in Europe to be regulated on a global consolidated basis. The Company anticipates applying to the SEC during fiscal 2005 to be regulated under this new CSE regime. The new framework will be a notable change in the Company's regulation, as activities that are currently transacted outside of SEC-regulated entities will come under the scope of SEC regulation and capital adequacy requirements. On becoming subject to the SEC's consolidated supervision, the Company will be required to report to the SEC computations of the Company's consolidated capital adequacy. While the Company believes that it will meet the requirements of the SEC to be regulated on a consolidated basis, the application process is not yet complete.

17. Commitments and Contingencies

In the ordinary course of business, the Company has commitments in connection with various activities, the most significant of which are as follows:

Leases

The Company occupies office space under leases that expire at various dates through 2024. At November 30, 2004, future minimum aggregate annual rentals payable under non-cancelable leases (net of subleases), including 383 Madison Avenue in New York City, for fiscal years 2005 through 2009 and the aggregate amount thereafter, are as follows:

(in thousands)	
FISCAL YEAR	
2005	$ 56,945
2006	63,165
2007	62,052
2008	63,624
2009	54,499
Thereafter	247,143

The various leases contain provisions for periodic escalations resulting from increased operating and other costs. Rental expense, including escalations and net of sublease rental income, under these leases was $111.4 million, $108.1 million and $113.2 million for the fiscal years ended November 30, 2004, 2003 and 2002, respectively.

Lending-Related Commitments

In connection with certain of the Company's business activities, the Company provides financing or financing commitments to investment grade and non-investment-grade companies in the form of senior and subordinated debt, including bridge financing. Commitments have varying maturity dates and are generally contingent on the accuracy and validity of certain representations, warranties and contractual conditions applicable to the borrower. Lending-related commitments to investment grade borrowers aggregated approximately $2.58 billion at November 30, 2004 (gross commitments of approximately $3.09 billion less $511 million of associated hedges). Lending-related commitments to non-investment-grade borrowers approximated $2.19 billion at November 30, 2004.

Included in lending-related commitments are contingent commitments to investment grade and non-investment-grade companies of approximately $1.98 billion as of November 30, 2004. Generally, these commitments are provided in connection with leveraged acquisitions. These commitments are not indicative of the Company's actual risk because the borrower may never draw upon the commitment. In fact, the borrower may not be successful in the acquisition, the borrower may access the capital markets instead of drawing on the commitment, or the Company's portion of the commitment may be reduced through the syndication process. Additionally, the borrower's ability to draw may be subject to there being no material adverse change in either market conditions or the borrower's financial condition, among other factors. These commitments generally contain certain flexible pricing features to adjust for changing market conditions prior to closing.

Private Equity-Related Investments and Partnerships

In connection with the Company's merchant banking activities, the Company has commitments to invest in merchant banking and private equity-related investment funds as well as commitments to invest directly in private equity-related investments. At November 30, 2004, such commitments aggregated $338.3 million. These commitments will be funded, if called, through the end of the respective investment periods, with the longest of such periods ending in 2013.

Underwriting

In connection with the Company's mortgage-backed securitizations and high yield underwriting, the Company had commitments to purchase and sell new issues of securities aggregating $418.2 million at November 30, 2004.

Commercial and Residential Loans

The Company participates in the acquisition, securitization, servicing, financing and disposition of commercial and residential loans. At November 30, 2004, the Company had entered into commitments to purchase or finance mortgage loans of $1.24 billion.

Letters of Credit

At November 30, 2004, the Company was contingently liable for unsecured letters of credit of approximately $2.40 billion and letters of credit of $1.19 billion secured by financial instruments, primarily used to provide collateral for securities borrowed and to satisfy margin requirements at option and commodity exchanges.

Borrow Versus Pledge

At November 30, 2004, the Company had pledged securities, primarily US government and agency securities with a market value of approximately $1.66 billion as collateral for securities borrowed with an approximate market value of $1.57 billion.

Other

The Company had commitments to purchase Chapter 13 and other credit card receivables of $82.5 million at November 30, 2004.

With respect to certain of the commitments outlined above, the Company utilizes various hedging strategies to actively manage its market, credit and liquidity exposures. Additionally, since these commitments may expire unused, the total commitment amount does not necessarily reflect the actual future cash funding requirements.

Litigation

In the normal course of business, the Company has been named as a defendant in various legal actions, including arbitrations, class actions and other litigation. Certain of the legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Company is also involved in other reviews, investigations and proceedings by governmental and self-regulatory agencies regarding the Company's business, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

The Company and/or its subsidiaries have received requests for information and subpoenas from a number of federal and state agencies seeking information in connection with mutual fund trading investigations, including the United States Attorney's Office for the Southern District of New York, the SEC, the CFTC, the National Association of Securities Dealers, Inc., the NYSE, the Office of the New York Attorney General and the Office of the New Jersey Attorney General. With respect to the investigation by the SEC, Bear Stearns and BSSC have received a notice that the staff of the SEC is considering recommending that the SEC bring a civil injunctive action and/or issue an administrative cease and desist order against them. Such action could result in, among other things, disgorgement, civil monetary penalties and/or other remedial sanctions.

Because litigation is inherently unpredictable, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot predict with certainty the loss or range of loss related to such matters, how such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief might be. Consequently, the Company cannot estimate losses or ranges of losses for matters where there is only a reasonable possibility that a loss may have been incurred. Although the ultimate outcome of these matters cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of the foregoing matters will not have a material adverse effect on the financial condition of the Company, taken as a whole; such resolution may, however, have a material effect on the operating results in any future period, depending on the level of income for such period.

The Company has provided reserves for such matters in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies." The ultimate resolution may differ from the amounts reserved.

18. Guarantees

In the ordinary course of business, the Company issues various guarantees to counterparties in connection with certain derivative, leasing, securitization and other transactions. On February 28, 2003, the Company adopted the new disclosure requirements for guarantees in accordance with FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." On January 1, 2003, the Company adopted the recognition requirements of FIN No. 45, requiring the Company to recognize a liability at the inception of certain guarantees for obligations it has undertaken in issuing the guarantees. The adoption of FIN No. 45 did not have a material effect on the consolidated financial statements.

The guarantees covered by FIN No. 45 include contracts that contingently require the guarantor to make payments to the guaranteed party based on changes related to an asset, a liability or an equity security of the guaranteed party, contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement and indirect guarantees of the indebtedness of others, even though the payment to the guaranteed party may not be based on changes to an asset, liability or equity security of the guaranteed party. In addition, FIN No. 45 covers certain indemnification agreements that contingently require the guarantor to make payments to the indemnified party, such as an adverse judgment in a lawsuit or the imposition of additional taxes due to either a change in the tax law or an adverse interpretation of the tax law.

The following table sets forth the maximum payout/notional amounts associated with the Company's guarantees as of November 30, 2004:

	AMOUNT OF GUARANTEE EXPIRATION PER PERIOD				
(in millions)	Less Than One Year	One to Three Years	Three to Five Years	Greater Than Five Years	Total
Certain derivatives contracts (notional)(1)	$214,750	$210,280	$181,163	$96,241	$702,434
Municipal securities	2,181	400	—	—	2,581
Residual value guarantee	—	—	570	—	570

(1) The carrying value of these derivatives approximated $8.0 billion as of November 30, 2004.

Derivatives Contracts

The Company's dealer activities cause it to make markets and trade a variety of derivative instruments. Certain derivatives contracts that the Company has entered into meet the accounting definition of a guarantee under FIN No. 45. Derivatives that meet the FIN No. 45 definition of guarantees include credit default swaps (whereby a default or significant change in the credit quality of the underlying financial instrument may obligate the Company to make a payment), certain written call and put options, swaptions, as well as floors, caps and collars. Since the Company does not track the counterparties' purpose for entering into a derivative contract, it has disclosed derivatives contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

On certain of these contracts, such as written interest rate caps and floors and foreign currency options, the maximum payout cannot be quantified since the increase in interest rates and foreign exchange rates is not contractually limited by the terms of the contracts. As such, the Company has disclosed notional amounts as a measure of the extent of its involvement in these classes of derivatives rather than maximum payout. Notional amounts do not represent the maximum payout and generally overstate the Company's exposure to these contracts. These derivatives contracts are recorded at fair value, which approximated $8.0 billion at November 30, 2004.

In connection with these activities, the Company attempts to mitigate its exposure to market risk by entering into a variety of offsetting derivatives contracts and security positions. For a discussion of derivatives, see Risk Management and Management's Discussion and Analysis of Financial Condition and Results of Operations.

Municipal Securities

In 1997, the Company established a program whereby it has created a series of municipal securities trusts in which it has retained interests. These trusts purchase fixed-rate, long-term, highly rated, insured or escrowed municipal bonds financed by the issuance of trust certificates. Certain of the trust certificates entitle the holder to receive future payments of principal and variable interest and to tender such certificates at the option of the holder on a periodic basis. The Company acts as placement agent and as liquidity provider. The purpose of the program is to allow the Company's clients to purchase synthetic short-term, floating-rate municipal debt that does not otherwise exist in the marketplace. In the Company's capacity as liquidity provider to the trusts, the maximum exposure to loss at November 30, 2004 was approximately $2.58 billion, which represents the outstanding amount of all trust certificates. This exposure to loss is mitigated by the underlying municipal bonds. The underlying municipal bonds in the trusts are either AAA- or AA-rated, insured or escrowed to maturity. Such bonds had a market value, net of related hedges, approximating $2.59 billion at November 30, 2004.

Residual Value Guarantee

The Company has entered into an operating lease arrangement for its world headquarters at 383 Madison Avenue (the "Synthetic Lease"). Under the terms of the Synthetic Lease, the Company is obligated to make monthly payments based on the lessor's underlying interest costs. The Synthetic Lease expires on August 14, 2009, after which the Company may request a renewal. If the lease renewal cannot be negotiated, the Company has the right to purchase the building for the amount of the then outstanding indebtedness of the lessor or to arrange for the sale of the property with the proceeds of the sale to be used to satisfy the lessor's debt obligation. If the sale of the property does not generate sufficient proceeds to satisfy the lessor's debt obligation, the Company is required to fund the shortfall up to a maximum residual value guarantee. As of November 30, 2004, there was no expected shortfall and the maximum residual value guarantee approximated $570 million.

Indemnifications

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions, including certain asset sales and securitizations and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. To mitigate these risks with respect to assets being securitized that have been originated by third parties, the Company seeks to obtain appropriate representations and warranties from such third-party originators upon acquisition of such assets. The Company generally performs due diligence on assets purchased and maintains underwriting standards for assets originated. The Company may also provide indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. Generally, there are no stated or notional amounts included in these indemnifications, and the contingencies triggering the obligation to indemnify are not expected to occur.

Maximum payout information under these indemnifications is not readily available because of the number, size and lives of these transactions. In implementing this accounting interpretation, the Company reviewed its experience with the indemnifications on these structures. Based on such experience, it is unlikely that the Company will have to make significant payments under these arrangements.

Other Guarantees

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded in the consolidated financial statements for these arrangements.

19. Segment and Geographic Area Data

The Company operates in three principal segments—Capital Markets, Global Clearing Services and Wealth Management. These segments offer different products and services and are managed separately, as different levels and types of expertise are required to effectively manage the segments' transactions.

The Capital Markets segment comprises the institutional equities, fixed income and investment banking areas. The Capital Markets segment operates as a single integrated unit that provides the sales, trading and origination effort for various fixed income, equity and advisory products and services. Each of the three businesses works in tandem to deliver these services to institutional and corporate clients.

Institutional equities consists of research, sales and trading in areas such as domestic and international equities, block trading, convertible bonds, over-the-counter equities, equity derivatives, risk and convertible arbitrage and the NYSE and ISE specialist activities. Fixed income includes sales, trading and research provided to institutional clients across a variety of products such as mortgage- and asset-backed securities, corporate and government bonds, municipal bonds, high yield products, foreign exchange and interest rate and credit derivatives. Investment banking provides services in capital raising, strategic advice, mergers and acquisitions and merchant banking. Capital raising encompasses the Company's underwriting of equity, investment grade, municipal and high yield debt products.

The Global Clearing Services segment provides execution, clearing, margin lending and securities borrowing to facilitate customer short sales to clearing clients worldwide. Prime brokerage clients include hedge funds and clients of money managers, short sellers, arbitrageurs and other professional investors. Fully disclosed clients engage in either the retail or institutional brokerage business.

The Wealth Management segment is composed of the private client services ("PCS") and asset management areas. PCS provides high-net-worth individuals with an institutional level of investment service, including access to the Company's resources and professionals. Asset management manages equity, fixed income and alternative assets for leading corporate pension plans, public systems, endowments, foundations, multi-employer plans, insurance companies, corporations, families and high-net-worth individuals in the US and abroad.

The three business segments comprise many business areas with interactions among each. Revenues and expenses include those that are directly related to each segment. Revenues from intersegment transactions are based on specific criteria or agreed-upon rates with such amounts eliminated in consolidation. Individual segments also include revenues and expenses relating to various items, including corporate overhead and interest, which are internally allocated by the Company primarily based on balance-sheet usage or expense levels. The Company generally evaluates performance of the segments based on net revenues and profit or loss before provision for income taxes.

Fiscal Years Ended November 30,	2004	2003	2002
(in thousands)			
NET REVENUES			
Capital Markets			
Institutional equities	$ 1,084,073	$ 932,567	$ 1,117,762
Fixed income	3,093,748	2,925,483	1,938,045
Investment banking	1,175,653	961,267	883,717
Total Capital Markets	5,353,474	4,819,317	3,939,524
Global Clearing Services	910,062	784,072	778,087
Wealth Management			
Private Client Services(1)	441,242	378,787	358,780
Asset Management	185,085	132,520	139,631
Total Wealth Management	626,327	511,307	498,411
Other(2)	(76,980)	(120,205)	(87,786)
Total net revenues	$ 6,812,883	$ 5,994,491	$ 5,128,236
PRE-TAX INCOME			
Capital Markets	$ 2,002,867	$ 1,924,071	$ 1,343,912
Global Clearing Services	381,958	245,531	265,327
Wealth Management	66,942	19,217	11,616
Other(2)	(429,613)	(416,550)	(309,892)
Total pre-tax income	$ 2,022,154	$ 1,772,269	$ 1,310,963
(1) Private Client Services detail:			
Gross revenues, before transfer to Capital Markets segment	*$ 526,122*	*$ 477,227*	*$ 447,860*
Revenue transferred to Capital Markets segment	*(84,880)*	*(98,440)*	*(89,080)*
Private Client Services net revenues	*$ 441,242*	*$ 378,787*	*$ 358,780*

(2) Includes consolidation and elimination entries, unallocated revenues (predominantly interest) and certain corporate administrative functions, including certain legal costs and costs related to the CAP Plan, which approximated $176.0 million, $193.0 million and $154.0 million for the fiscal years ended November 30, 2004, 2003 and 2002, respectively.

As of November 30,	2004	2003	2002
(in thousands)			
SEGMENT ASSETS(3)			
Capital Markets	$157,141,644	$ 123,174,061	$ 99,608,277
Global Clearing Services	87,793,151	79,251,142	71,970,357
Wealth Management	2,679,697	2,325,456	2,044,189
Other	8,335,402	7,417,451	11,231,600
Total segment assets	$255,949,894	$ 212,168,110	$184,854,423

(3) Certain prior year items have been reclassified within segment assets to conform to the current year's presentation.

The operations of the Company are conducted primarily in the United States of America. The Company also maintains offices in Europe, Asia and Latin America. The following are net revenues, income before provision for income taxes and assets by geographic region for the fiscal years ended November 30:

(in thousands)	2004	2003	2002
US net revenues	$ 6,172,286	$ 5,493,407	$ 4,663,264
Non-US net revenues	640,597	501,084	464,972
Consolidated net revenues	$ 6,812,883	$ 5,994,491	$ 5,128,236
US income before provision for income taxes	$ 1,920,038	$ 1,704,898	$ 1,296,656
Non-US income before provision for income taxes	102,116	67,371	14,307
Consolidated income before provision for income taxes	$ 2,022,154	$ 1,772,269	$ 1,310,963
US assets	$330,035,057	$279,673,476	$222,453,066
Non-US assets	57,627,686	43,432,595	39,965,312
Eliminations	(131,712,849)	(110,937,961)	(77,563,955)
Consolidated assets	$255,949,894	$212,168,110	$184,854,423

Because of the international nature of the financial markets and the resultant integration of US and non-US services, it is difficult to precisely separate foreign operations. The Company conducts and manages these activities with a view toward the profitability of the Company as a whole. Accordingly, the foreign operations information is, of necessity, based on management judgments and internal allocations. Included within the Company's US net revenues during fiscal 2004 are the revenues of Bear Wagner Specialists LLC.

20. Business Acquisition

At the close of business on April 20, 2001, the Company, through a joint venture, completed an acquisition of the assets (including specialist rights) and the assumption of certain liabilities of Wagner Stott Mercator. The Company participates, through a majority-owned joint venture, in specialist activities on the NYSE and ISE. For fiscal 2003 and 2002, the Company included revenues from specialist activities in "Principal Transactions" revenues in the Consolidated Statements of Income. Due to the occurrence of a Control Event, as defined by the joint venture Operating Agreement, triggered in December 2003, the Company achieved a controlling interest in the joint venture. As a result, commencing in fiscal 2004, the Company began consolidating this entity. Included in the Consolidated Statements of Financial Condition at November 30, 2004 are total assets of $1.8 billion, including approximately $363 million of goodwill and identifiable intangible assets.

21. Quarterly Information (Unaudited)

The unaudited quarterly results of operations of the Company for the fiscal years ended November 30, 2004 and 2003 are prepared in conformity with accounting principles generally accepted in the United States of America, which include industry practices, and reflect all adjustments that are, in the opinion of management, necessary for a fair presentation of the results of operations for the periods presented. Results of any interim period are not necessarily indicative of results for a full year.

	Quarters Ended,				
(in thousands, except per share data)	February 29, 2004	May 31, 2004	August 31, 2004	November 30, 2004	Total
FISCAL YEAR ENDED NOVEMBER 30, 2004					
Revenues	**$2,081,445**	**$2,063,798**	**$1,894,353**	**$2,382,306**	**$8,421,902**
Interest expense	**355,522**	**340,260**	**359,588**	**553,649**	**1,609,019**
Revenues, net of interest expense	**1,725,923**	**1,723,538**	**1,534,765**	**1,828,657**	**6,812,883**
Non-interest expenses					
Employee compensation and benefits	**849,148**	**860,053**	**743,038**	**801,623**	**3,253,862**
Other	**345,797**	**352,009**	**347,848**	**491,213**	**1,536,867**
Total non-interest expenses	**1,194,945**	**1,212,062**	**1,090,886**	**1,292,836**	**4,790,729**
Income before provision for income taxes	**530,978**	**511,476**	**443,879**	**535,821**	**2,022,154**
Provision for income taxes	**169,913**	**163,673**	**160,620**	**183,215**	**677,421**
Net income	**$ 361,065**	**$ 347,803**	**$ 283,259**	**$ 352,606**	**$1,344,733**
Basic earnings per share[(1)]	**$ 2.88**	**$ 2.77**	**$ 2.31**	**$ 2.91**	**$ 10.88**
Diluted earnings per share	**$ 2.57**	**$ 2.49**	**$ 2.09**	**$ 2.61**	**$ 9.76**
Cash dividends declared per common share	**$ 0.20**	**$ 0.20**	**$ 0.20**	**$ 0.25**	**$ 0.85**

	Quarters Ended,				
(in thousands, except per share data)	February 28, 2003	May 31, 2003	August 31, 2003	November 30, 2003	Total
FISCAL YEAR ENDED NOVEMBER 30, 2003					
Revenues	$1,837,915	$1,850,212	$1,842,271	$1,865,046	$7,395,444
Interest expense	322,481	387,492	357,211	333,769	1,400,953
Revenues, net of interest expense	1,515,434	1,462,720	1,485,060	1,531,277	5,994,491
Non-interest expenses					
Employee compensation and benefits	757,889	692,181	681,745	748,880	2,880,695
Other	332,346	342,409	321,138	345,634	1,341,527
Total non-interest expenses	1,090,235	1,034,590	1,002,883	1,094,514	4,222,222
Income before provision for income taxes	425,199	428,130	482,177	436,763	1,772,269
Provision for income taxes	150,946	147,719	168,762	148,436	615,863
Net income	$ 274,253	$ 280,411	$ 313,415	$ 288,327	$1,156,406
Basic earnings per share[(1)]	$ 2.21	$ 2.27	$ 2.54	$ 2.43	$ 9.44
Diluted earnings per share[(1)]	$ 2.00	$ 2.05	$ 2.30	$ 2.19	$ 8.52
Cash dividends declared per common share	$ 0.17	$ 0.17	$ 0.20	$ 0.20	$ 0.74

(1) Due to rounding and/or the effect of averaging the number of shares of common stock and common stock equivalents throughout the year, the sum of the quarters' earnings per share amounts does not equal the full fiscal year amount.

CORPORATE INFORMATION

Price Range of Common Stock and Dividends

The common stock of the Company is traded on the NYSE under the symbol BSC. The table below sets forth for the periods indicated the closing high and low prices for the common stock and the cash dividends declared on the common stock.

As of February 7, 2005, there were 1,709 holders of record of the Company's common stock. On February 7, 2005, the last reported sales price of the Company's common stock was $102.47.

Dividends are payable on January 15, April 15, July 15 and October 15 in each year on the Company's outstanding Cumulative Preferred Stock, Series E; Cumulative Preferred Stock, Series F; and Cumulative Preferred Stock, Series G (collectively, the "Preferred Stock"). The terms of the Preferred Stock require that all accrued dividends in arrears be paid prior to the payment of any dividends on the common stock.

Since the Company is a holding company, its ability to pay dividends is limited by the ability of its subsidiaries to pay dividends and to make advances to the Company. See Note 16, "Regulatory Requirements," in the the Notes to Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations under the caption "Regulated Subsidiaries" for a further description of the restrictions on dividends.

	High	Low	Cash Dividends Declared Per Common Share
FISCAL YEAR ENDED NOVEMBER 30, 2004			
First Quarter (through February 29, 2004)	**$87.84**	**$71.00**	**$0.20**
Second Quarter (through May 31, 2004)	**91.09**	**76.62**	**0.20**
Third Quarter (through August 31, 2004)	**89.50**	**79.40**	**0.20**
Fourth Quarter (through November 30, 2004)	**98.55**	**86.25**	**0.25**
FISCAL YEAR ENDED NOVEMBER 30, 2003			
First Quarter (through February 28, 2003)	$65.18	$58.65	$0.17
Second Quarter (through May 31, 2003)	77.27	59.05	0.17
Third Quarter (through August 31, 2003)	82.55	65.11	0.20
Fourth Quarter (through November 30, 2003)	78.31	69.29	0.20

REQUESTS FOR FINANCIAL INFORMATION

SEC FILINGS

A copy of The Bear Stearns Companies Inc. Annual Report, Forms 10-K, 10-Q and 8-K along with other Securities and Exchange Commission filings are available through www.bearstearns.com, or by writing:

Investor Relations Department
The Bear Stearns Companies Inc.
383 Madison Avenue
New York, New York 10179

or by calling our automated service for financial information requests:
800-417-2327

CEO AND CFO CERTIFICATIONS

The certifications by the Chief Executive Officer and the Chief Financial Officer of The Bear Stearns Companies Inc., required under Section 302 of the Sarbanes-Oxley Act of 2002, have been filed as exhibits to the firm's 2004 Annual Report on Form 10-K. The 2003 Annual CEO Certification of The Bear Stearns Companies Inc. required pursuant to NYSE Corporate Governance Standards Section 303A.12(a) that the CEO was not aware of any violation by the firm of NYSE's Corporate Governance listing standards was submitted to the NYSE on April 26, 2004.

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services L.L.C.
Overpeck Centre
Ridgefield Park,
New Jersey 07660
800-279-1229

LEGAL COUNSEL

Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, New York 10281
212-504-6000

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281
212-436-2000

INVESTOR RELATIONS

Elizabeth Ventura
212-272-9251
ir@bear.com

John Quinn
212-272-5934

MEDIA RELATIONS

Elizabeth Ventura
212-272-9251

Russell Sherman
212-272-5219
media@bear.com

INFORMATION CENTER

212-272-3939

THE BEAR STEARNS COMPANIES INC.
OFFICERS AND MANAGEMENT

THE BEAR STEARNS COMPANIES INC.
Board of Directors

James E. Cayne (1)
Chairman of the Board and
Chief Executive Officer

Alan D. Schwartz (1)
President and
Co-Chief Operating Officer

Warren J. Spector (1)
President and
Co-Chief Operating Officer

Alan C. Greenberg (1)*
Chairman of the
Executive Committee

Donald J. Harrington (2)
President,
St. John's University

Carl D. Glickman (2)*(3)(4)
Private Investor

Vincent Tese (2)(3)*(4)*(5)*(6)
Chairman,
Wireless Cable International Inc.

Frank T. Nickell (2)(5)
President and
Chief Executive Officer,
Kelso & Company

Henry S. Bienen (3)(4)
President,
Northwestern University

Wesley S. Williams Jr. (3)(4)
President and Co-Chairman,
Lockhart Companies Inc.

Paul A. Novelly (3)(4)(5)(6)
Chairman and
Chief Executive Officer,
Apex Oil Company, Inc.

Frederic V. Salerno (3)(4)(6)*
Former Vice Chairman and
Chief Financial Officer,
Verizon Communications Inc.

OTHER OFFICERS

Mark E. Lehman (1)
Executive Vice President

Samuel L. Molinaro Jr. (1)
Executive Vice President and
Chief Financial Officer

Kenneth L. Edlow
Secretary

Jeffrey M. Farber
Controller

Michael Minikes
Treasurer

Michael S. Solender
General Counsel

(1) Executive Committee
(2) Compensation Committee
(3) Audit Committee
(4) Qualified Legal Compliance Committee
(5) Corporate Governance Committee
(6) Nominating Committee
**Committee Chairman*

BEAR, STEARNS & CO. INC.
Board of Directors

James E. Cayne (1)*
Chairman of the Board and
Chief Executive Officer

Alan D. Schwartz (1)
President and
Co-Chief Operating Officer

Warren J. Spector (1)
President and
Co-Chief Operating Officer

Alan C. Greenberg
Chairman of the
Executive Committee

Fares D. Noujaim
Vice Chairman

E. John Rosenwald Jr.
Vice Chairman

Michael L. Tarnopol
Vice Chairman

Mark E. Lehman
Executive Vice President

Samuel L. Molinaro Jr. (1)
Executive Vice President and
Chief Financial Officer

Michael Minikes
Treasurer

Steven L. Begleiter (1)
Kathryn R. Booth
Denis A. Bovin
Peter D. Cherasia
Steven M. Dantus
Wendy L. de Monchaux
James F. Egan
Thomas M. Flexner
Robert E. Foran
Bruce E. Geismar
Gregory A. Hanley
Daniel L. Keating
Richard R. Lindsey (1)
Bruce M. Lisman (1)

Roland N. Livney
Thomas Marano
Jeffrey Mayer (1)
Steven D. Meyer
Craig M. Overlander
Aldo Parcesepe
Robert M. Steinberg (1)
Donald W. Tang
Michael J. Urfirer
Jeffrey H. Urwin
Eli Wachtel

DIRECTOR EMERITUS

John H. Slade

(1) Management & Compensation Committee
**Committee Chairman*

All members of the Board of Directors of Bear, Stearns & Co. Inc. hold the title senior managing director.

THE BEAR STEARNS COMPANIES INC.

WORLDWIDE LOCATIONS

WORLD HEADQUARTERS

383 Madison Avenue
New York, NY 10179
212-272-2000

DOMESTIC OFFICES

Atlanta, Georgia
3424 Peachtree Road, NE
Suite 1700
Atlanta, GA 30326
404-842-4000

Boston, Massachusetts
One Federal Street
Boston, MA 02110
617-654-2800

Chicago, Illinois
Three First National Plaza
70 West Madison Avenue
Chicago, IL 60602
312-580-4000

Dallas, Texas
300 Crescent Court
Suite 200
Dallas, TX 75201
214-979-7900

Denver, Colorado
3200 Cherry Creek Drive South
Suite 260
Denver, CO 80209
720-570-2327

Los Angeles, California
1999 Avenue of the Stars
Los Angeles, CA 90067
310-201-2600

San Francisco, California
Citicorp Center
One Sansome Street
41st Floor
San Francisco, CA 94104
415-772-2900

INTERNATIONAL OFFICES

Beijing, China
Bear, Stearns & Co. Inc.
Representative Office
Room 1608
China World Tower 1
No. 1 Jian Guo Men
Wai Avenue
Beijing 100004
People's Republic of China
86-10-6505-5101

Dublin, Ireland
Bear Stearns Bank plc
Block 8
Harcourt Centre-Floor 3
Charlotte Way
Dublin 2, Ireland
353-1-402-6200

Hong Kong
Bear Stearns Asia Limited
26th Floor, Citibank Tower
Citibank Plaza
3 Garden Road, Hong Kong
852-2593-2700

London, England
Bear, Stearns International
Limited
One Canada Square
London E14 5AD, England
44-20-7516-6000

Lugano, Switzerland
Bear, Stearns & Co. Inc.
Corso Elvezia 14
PO Box 5155
6901 Lugano, Switzerland
41-91-911-7333

Milan, Italy
Bear, Stearns International
Limited
Via Pietro Verri 6
20121 Milano, Italy
39-02-3030-1700

São Paulo, Brazil
Bear Stearns do Brasil Ltda.
Rua Joaquim Floriano
72-8° andar-cj 83
04534-000 São Paulo, SP
Brazil
55-11-3457-3200

Shanghai, China
Bear, Stearns & Co. Inc.
Representative Office
Unit 09, 20th Floor, Building One,
Corporate Avenue
No. 222 Hu Bin Road
Luwan District, Shanghai 200021
People's Republic of China
86-21-6340-6600

Singapore
Bear Stearns Singapore Pte. Ltd.
30 Raffles Place #21-01
Caltex House
Singapore 048622
65-6437-3300

Tokyo, Japan
Bear Stearns (Japan), Ltd.
Shiroyama JT Trust Tower
3-1 Toranomon, 4-chome
Minato-ku, Tokyo 105-6022
Japan
813-3437-7800

CUSTODIAL TRUST COMPANY

101 Carnegie Center
Princeton, NJ 08540
609-951-2300

BEAR, STEARNS SECURITIES CORP.

Boston, Massachusetts
One Federal Street
Boston, MA 02110
617-654-2800

Chicago, Illinois
200 West Madison Avenue
Chicago, IL 60606
312-663-3300

London, England
Bear, Stearns International
Limited
One Canada Square
London E14 5AD, England
44-20-7516-6000

Los Angeles, California
1999 Avenue of the Stars
Suite 2530
Los Angeles, CA 90067
310-201-3900

New York, New York
One MetroTech Center North
Brooklyn, NY 11201
347-643-1000

Philadelphia, Pennsylvania
1900 Market Street
Suite 705
Philadelphia, PA 19103
215-496-1800

San Francisco, California
Citicorp Center
One Sansome Street
39th Floor
San Francisco, CA 94104
415-288-2300

Tampa, Florida
Hidden River
Corporate Center Three
14055 Riveredge Drive
Suite 350
Tampa, FL 33637
813-558-3400

Design by Bear Stearns Corporate Marketing/www.bearstearns.com
Photography by Larry Lettera/Camera 1, James Irvine and Michelle Generous

BEAR
STEARNS

383 Madison Avenue
New York, New York 10179
212-272-2000
www.bearstearns.com